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REGISTRANT'S NAME Guangzhou Investment Co Ltd

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MAY 17 2005
THOMSON FINANCIAL

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FILE NO. 82- 4847

FISCAL YEAR 12-31-04

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GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司

82-4247

AR/S
12-31-04

2004 Annual Report

Contents

Company Profile

Guangzhou Investment Company Limited ("Company") was listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange") in December 1992. Yue Xiu Enterprises (Holdings) Limited, the controlling shareholder of the Company, is the resident entity of the Guangzhou Municipal People's Government in Hong Kong. The Company and its subsidiaries ("Group") has built up several businesses consisting of property, paper and toll road mainly located in the Guangdong Province of the Mainland of China ("China"). These businesses all have substantial market share in Southern China. Regarding the China property business, the Group currently has property projects and land bank in Guangzhou Municipality with total gross floor area of 5,190,000 sq. meters. The newsprint plant has annual production capacity of 300,000 tonnes. The toll road business is conducted through GZI Transport Limited, a subsidiary of the Company separately listed on the Stock Exchange in 1997. GZI Transport Limited is currently operating an attributable length of 317.8 kms of toll road and bridge projects in Guangdong and other selective provinces of China.


Public
Yue Xiu Enterprises (Holdings) Limited
49%
51%
Guangzhou Investment Company Limited
GZI Transport Limited
Property
Paper
Toll Roads and Bridges (317.8 kms)
Hong Kong Properties (130,000m²)
China Properties (5,190,000m²)
Newsprint (300,000 tonnes)

	Year ended 31st December	
	2004	2003
	HK$'000	HK$'000
Turnover	4,526,679	3,925,109
Operating profit	743,486	721,591
Share of profits less (losses) of		
Jointly controlled entities	(23,021)	(49,693)
Associated companies	214,382	181,767
Profit attributable to shareholders	330,823	300,653
Basic earnings per share	HK5.24 cents	HK4.89 cents
Fully diluted earnings per share	HK5.15 cents	HK4.83 cents
Interest coverage	5.80 times	4.47 times

	As at 31st December	
	2004	2003
	HK$'000	HK$'000
Total assets	25,201,023	25,785,918
Total liabilities (including minority interests)	17,966,722	18,816,558
Shareholders' funds	7,234,301	6,969,360
Net assets per share	HK$1.14	HK$1.12
Gearing ratio	40%	44%



During 2004, each and every business of the Group achieved satisfactory results. The profit attributable to shareholders surged to approximately HK$330,823,000, representing an increase of 10 per cent as compared with that of 2003. Basic earnings per share amounted to approximately HK5.24 cents, representing an increase of 7.2 per cent as compared with that of 2003.

The Group's businesses are mainly concentrated in Guangzhou and its peripheral areas. Therefore, the Group's results benefited from the continuous rapid growth of the Guangzhou economy. In 2004, Guangzhou's GDP first broke RMB410 billion mark, representing an increase of 15 per cent as compared with that of 2003, and Guangzhou experienced a growth rate of over 15 per cent for two consecutive years. In terms of registered households, GDP per capita exceeded US$6,000. Unemployment rate in the urban area was the lowest in five years. With the privilege of hosting the 2010 Asian Games, the gradual implementation of "9+2" Pan Pearl River Delta Economic Cooperation, the opening of the new Guangzhou New Baiyuan International Airport, and the construction of a new railway station, the economy of Guangzhou is entering into a new phase of development. There are increasing demands on better working conditions, living environment and better quality of cultural life. As a result, the property, toll road and newsprint businesses of the Group achieved satisfactory results in 2004. Turnover from properties development and leasing business was approximately HK$2,354 million, representing an increase of 3.5 per cent as compared with that of 2003. The profit attributable to shareholders from toll road business was approximately HK$276 million, representing an increase of 23.5 per cent as compared with that of 2003. Turnover from newsprint business was approximately HK$1,241 million, representing an increase of 23.3 per cent as compared with that of 2003.

In 2004, the State implemented successive policies to control the supply of land and financing of properties. These policies were intended to further standardize the property market with the objective of ensuring the development of a sustainable and healthy property market. These new policies undoubtedly presented great development opportunities to large and reputable developers such as the Group. In 2004, the Group proactively aligned itself with the market adjustment, further clarified its overall strategies to focus on the property market of Guangzhou, and expanded the development and operation of commercial properties in a timely fashion. The aim was to gradually transform a mainly unidimensional property development business into a balanced property development and investment business, breaking away from a mere property developer and moving towards the realization of the business model of a "commercial property operator".

With the economic development of Guangzhou entering into a new phase, there will be more investment in the construction of infrastructure facilities, the construction of inter-city transportation system within the Pearl River Delta will be pushed ahead, with the aim to create an "One hour economic zone" in Pearl River Delta Region (including Hong Kong and Macau) and greater efforts will be devoted to quicken the development of Nansha, with emphasis in capital intensive industries. All these policies and city developments will be beneficial to the expansion of various businesses of the Group in future.

From now on, the Group will capitalize on the opportunities ahead and will leverage on its strength and competence to establish its commercial property business. Comprehensive strategies for procuring the establishment of an integrated property business with balanced investments in both property development and investment will be promptly formulated. At the same time, the Group will strengthen its property management business and will increase its portfolio of multi-function commercial property with ancillary supermarkets or chainstores. While at least maintaining the current level of development in medium-priced and up market residential properties, the Group will increase its product mix by expanding the development of shopping centres, offices and hotels according to market conditions, thereby attaining a balanced development structure for the middle-tier and luxurious products. The toll road business will principally focus in the expansion of high quality expressways. The manufacturing of newsprint will seek to increase its market share through consolidation of internal resources and increase in production capacities. The Group will further enhance its competitiveness and operating efficiency and devote to reducing costs as it has been, to bring higher investment returns for our shareholders.

I wish to take this opportunity to express my gratitude to the directors, senior management and all staff for their hardwork in the management and operation of our businesses during the past year. I also wish to thank all shareholders, our bankers and our business partners for their strong support for the Group.

Ou Bingchang
Chairman

Hong Kong, 21st April 2005

BUSINESS REVIEW

During 2004, each and every business of the Group achieved satisfactory results. Total sales of properties in Guangzhou and Hong Kong amounted to approximately HK$1,987 million. Profit attributable to shareholders of GZI Transport Limited, a toll road business subsidiary of the Group, was HK$276 million, representing an increase of 23.5 per cent as compared with that of 2003. Sales income from Guangzhou Paper Co., Ltd. ("Guangzhou Paper") amounted to approximately HK$1,241 million, representing an increase of 23.3 per cent as compared with that of 2003.



Southern Le Sand

Property business

Tapping on excellent opportunities offered by the upward moving Guangzhou property prices in 2004, which was a breakthrough of the virtually flat pricing trend for the past years, and a robust rebound of the property market in Hong Kong, the Group promptly launched its properties projects for sale, which mitigated the effect of substantial increase in costs of construction raw materials, and obtained satisfactory results.

Up to 311,500 sq. meters in the floor area of the Group's properties in Hong Kong and Guangzhou were sold, which mainly included the first and second phases of Jiang Nan New Mansion, phase 3 of Springland Garden, the first and second phases of Southern Le Sand in Nansha, Glade Village in Chonghua, and part of Xing Hui International. These properties were located adjacent to subway stations or superb community neighborhoods. Therefore sales were very active. During the period, remaining units in Run Hui Building, Ju Ya Mansion, Wen De Ya Xuan and Block 23 of Springland Garden were sold. The Group thus effectively reduced its number of completed properties pending for sale to a historical low level.

In Hong Kong, the Group launched the Pokfulam Terrace project in Pokfulam during the year under review, which was well received by the market. About 7,700 sq. meters of floor area were sold, with sales amounting to HK$326 million.

In view of enhancing the competitiveness of the Company's core businesses and to reduce market risks, the business strategies for the Group's properties business was set as "emphasis in both development of residential properties and operation of commercial properties, so as to generate stable development and steady stream of revenue in the long term".

In view of the macro-economic control measures imposed on the economy, by leveraging on the quality of its properties and the reputation of its brand, the Group gradually transformed from engaging in a single line of business of properties development to a comprehensive commercial properties operator with emphasis in both sales of and investment in properties. Through appropriate horizontal expansion in the scale of its operation in commercial properties, vertical integration of the upstream and downstream operations has been realized as a result of the radial nature of the operation of commercial properties. This in turn promoted further development of various supporting businesses. During the year, when new projects such as Victory Plaza and Fortune Square officially commenced operation, area of properties leased out by the Group increased to approximately 600,000 sq. meters, with rental income amounting to approximately HK$367 million, representing an increase of 15 per cent as compared with that of 2003. The Group will pursue horizontal expansion and vertical integration for its property development, and bring long-term and steady income for the shareholders.

By allocating the Group's large land bank in an appropriate manner, the Group will expand the development for commercial properties and offices, so as to cope with the development trend of Guangzhou as the centre of Pan Pearl River Delta Economic Region.

As a result of the rapid growth in the economy of Guangzhou and the indirect benefits deriving from Guangzhou being the centre of Pan Pearl River Delta Economic Region, demand from the market as a whole with respect to high quality working environment, living conditions and infrastructure facilities continued to increase. By sufficiently leveraging on the advantage of the Group having a large land bank, it will expand the development of middle-tier and luxurious residential properties, shopping centers, offices and hotels as appropriate, whilst still focusing on the development of residential properties. The development of the tower building for Victory Plaza, Subway RJ-1, Tianhe Commercial 12-1, 5 will proceed successively. The Group will thus have different products to meet the needs of the market in future.

Other businesses

Earnings from the toll road business continued to grow, and the production and sales of newsprint business rose sharply.

Despite the traffic diversion effect caused by the new roads on the Group's certain non-expressway highways resulted in the fall of income for such highways in 2004, traffic volume for the expressways of the associated companies of GZI Transport, rose sharply, benefiting from the economic boom in Guangdong Province, in particular, Pan Pearl River Delta Economic Region, commencement of operation for Jingzhu Expressway, rise in living standards, and the substantial increase in car ownership by households. Compared with 2003, daily average traffic volume of GNSR Expressway, Humen Bridge and Xian Expressway increased by 147.9 per cent, 21.8 per cent and 37.4 per cent respectively. Profit attributable to shareholders from GZI Transport increased by 23.5 per cent to approximately HK$276 million as compared with that of 2003.

Guangzhou Paper continued to maintain bigger market share in the domestic newsprint market during the year. As the boom in demand for newsprint in China continued, through cost controls and strengthening management, improvement in production programs, more than 301,800 tonnes of newsprint were produced by Guangzhou Paper for the year, with 311,200 tonnes of newsprint sold, representing an increase of 19.6 per cent as compared with that of 2003. Meanwhile, by adopting a series of management measures, such as reducing consumption and wastage of various types of raw materials, extensive downsizing of staff and reduction of finance costs by early repayment of bank loans, the pressure on the substantial increase in costs brought by the surge in price of raw materials and energy was relieved to a significant extent. The operation of Guangzhou Paper maintained its steady development. During the year under review, Guangzhou Paper recorded a turnover of approximately HK1,241 million, representing an increase of 23.3 per cent as compared with that of 2003.



Binjiang Yiyuan

FINANCIAL REVIEW

Analysis of results


Jiang Nan New Mansion

During 2004, the Group's turnover rose sharply by 15.3 per cent to HK$4,526,679,000, of which income from properties sale and leasing business accounted for 52 per cent of the turnover. The increase in turnover was mainly attributable to the sale of Pokfulam Terrace in Hong Kong by its property arm.

For the Group's property business, despite competition in the property market of Guangzhou remained keen in 2004, income from properties sales and leasing business from the Group's properties in Guangzhou and Hong Kong still recorded growth at various rates, with sales income recorded a slight increase of 1.6 per cent to HK$1,987,231,000, and rental income recorded a sharp increase of 15 per cent to HK$367,050,000, reflecting a continuous growth in contribution from the Group's rental properties. As for the Group's toll road business, despite the adverse impact on the traffic of Class 1 and Class 2 highways occasioned by the evolution of the highway network in Guangzhou and continuous diversion effect brought about by the new expressways, which resulted in the decrease of the Group's turnover from toll road business by 6.7 per cent to HK$400,212,000, certain expressways of the Group benefited from the commencement of operation of Jingzhu Expressway and Guanghui Expressway, and witnessed rapid growth in traffic and income. For the newsprint business, turnover rose sharply by 23.3 per cent to HK$1,240,693,000 due to continued rising demand for newsprint in China.

Due to increased costs of raw materials in China and increased costs of sales for certain projects of the property business in 2004, gross profit margin of the Group decreased by 9.7 per cent to HK$1,052,767,000.

The Group implemented stringent costs control measures in 2004. However, as the selling and administrative expenses for Guangzhou City Construction & Development Homecity Supermarket was accounted for for the full year, the Group's selling and administrative expenses slightly increased by 5.4 per cent to HK$570,594,000. In addition, surplus in the revaluation of investment properties amounted to HK$76,750,000, impairment provision on projects under construction of HK$44,546,000 and a provision for doubtful debt of HK$104,942,000 made in prior years were written back in 2004.

The Group's finance costs decreased by 49.9 per cent to HK$112,512,000 in 2004, which was mainly attributable to the continual repayment of bank borrowings by the Group and capitalization of interests for projects under construction of the property business.

The Group's share of profit of associated companies rose sharply by 17.9 per cent to HK$214,382,000, which was mainly attributable to the growth in earnings on the toll road projects of the Group's toll road business, including Humen Bridge, Northern Ring Expressway and Shantou Bay Bridge. Notwithstanding an earning of HK$13,772,000 attributable to GNSR Expressway, a jointly controlled entity of the toll road business, the Group's share of loss of jointly controlled entities was HK$23,021,000 in 2004, resulting from provision on impairment for the property business attributable to jointly controlled entities.

The Group's taxation charge in 2004 was HK$210,565,000, representing an increase of 83.7 per cent as compared with that of 2003, which was mainly attributable to the increase in profit before taxation for the year.

Minority interests of the Group in 2004 increased by 31.5 per cent to HK$280,947,000, which was mainly attributable to the increase in profit before taxation for the year, which resulted in a corresponding increase in minority interests.

For the year ended 31st December 2004, the Group's profit attributable to shareholders increased by 10 per cent to HK$330,823,000, and basic earnings per share was HK5.24 cents.

Final dividend

The Directors recommended the payment of final dividend of HK$0.009 (2003: HK$0.0108) per share to shareholders whose names appear on the register of members of the Company on 26th May 2005. Subject to the approval of shareholders at the Annual General Meeting to be held on 26th May 2005, the final dividend will be paid on 16th June 2005. Together with the interim dividend of HK$0.0083 (2003: HK$0.008) per share, total dividends for the year ended 31st December 2004 will amount to HK$0.0173 (2003: HK$0.0188) per share, representing a dividend pay out ratio of 33 per cent.

Earnings per share

	For the year ended 31st December	
	2004	2003
Weighted average number of shares in issue	**6,318,186,352**	6,146,494,166
Profit attributable to shareholders (HK$)	**330,823,000**	300,653,000
Basic earnings per share (HK cents)	**5.24**	4.89
Fully diluted earnings per share (HK cents)	**5.15**	4.83

During the year, 102,880,000 shares were issued upon exercise of share options. Total issued shares outstanding as at 31st December 2004 was 6,351,597,914 shares.



Binjiang Yiyuan

Analysis of cash flows

In 2004, the Group's net cash inflow from operating activities increased significantly to HK$1,150 million (2003: HK$648 million). The increment was continuously contributed by the Group's Property and Newsprint businesses. In addition, interest paid reduced by approximately 31 per cent as a result of repayment of bank borrowings. Net cash outflow from investing activities of HK$143 million (2003: net cash inflow HK$105 million) was mainly caused by further capital injection and advances to the Group's associated companies and jointly controlled entities and purchase of fixed assets during the year. Net cash outflow from financing activities amounted to HK$1,166 million (2003: HK$763 million) mainly due to net repayment of bank and other borrowings, payment of dividends and repayment to minority shareholders during the year of 2004.


Guangzhou Yue Xiu Building

Liquidity and capital resources

The Group continues to maintain a stable liquidity position. As at 31st December 2004, the Group had bank deposits, cash and bank balances of approximately HK$902 million (2003: HK$1,075 million). Same as last year, the majority of the bank balances and cash were RMB dollars deposits and cash.

As at 31st December 2004, the Group had outstanding bank borrowings excluding bank overdrafts ("Bank Borrowings") of approximately HK$5,170 million (2003: HK$6,038 million), representing a remarkable decrease of 14 per cent compared with last year. Approximately 52 per cent of Bank Borrowings was denominated in HK dollars, 46 per cent in RMB and 2 per cent in US dollars.

No new term financing was put in place during the year with the focus being repayment and prepayment of existing Bank Borrowings. The management believes that the cash in hand, balance with bank and/or dividends repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short term working capital and other short term RMB, HK dollars and US dollars Bank Borrowings, finance costs and dividend payments. The management will consider new bank financing at more competitive terms while maintaining an appropriate level of gearing in anticipation of new investments or maturity of Bank Borrowings.

The following table shows the repayment schedule of the Bank Borrowings:

Repayable within	HK$'000
One year	2,022,062
One to two years	1,324,388
Two to five years	1,823,277
Total	5,169,727

Given its improved financial position subsequent to the business restructuring at the end of 2002, the Group's credit has become significantly more attractive to the banking community. The liquidity risk of the Group has been further reduced by early refinancing and extension of the loan tenure. The management is confident that short term loans, especially RMB loans, could be refinanced or further extended as planned by one to three years upon maturity.

Treasury policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities.

Financing arranged by the Group were mainly denominated in HK dollars. In respect of the Group's business activities in China that are conducted through its China subsidiaries, a portion of its borrowings was denominated in RMB to fund its property projects in China during the financial year under review. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent. The Group did not enter into any currency hedging agreement during the financial year under review.

Capital expenditures

During the year, the Group had aggregate capital expenditure totalling HK$82.2 million for the initial equity capital contribution to a new investment project, the GWSR Expressway. Capital expenditure incurred on the purchase of fixed assets amounted to approximately HK$202 million.



Glade Village

Capital and other commitments

On 24th May 2004, the Group's subsidiary, GZI Transport Limited, had entered into a joint venture agreement to establish Guangzhou Western Second Ring Expressway Company Limited ("GWSR Expressway Company") for a shareholding of 35.0 per cent, the outstanding committed equity capital contribution of the Group was HK$248 million as at 31st December 2004.

Contingent liabilities

During the year, the Group had arranged bank financing for certain purchasers of property units and provided, guarantees to secure obligations for repayment of loans amounted to HK$250 million (2003 : HK$117 million).

Capital structure

The following table summarises the components of the Group's capital structure:

	31st December 2004		31st December 2003	
	HK$'000	**%**	HK$'000	%
Bank Borrowings (floating rates)				
Denominated in RMB	**2,382,496**	**18**	2,687,883	20
Denominated in US dollars	**117,000**	**1**	125,067	1
Denominated in HK dollars	**2,670,231**	**21**	3,225,383	23
Bank Borrowings	**5,169,727**	**40**	6,038,333	44
Shareholders' funds plus negative goodwill	**7,761,040**	**60**	7,545,066	56
Bank capitalization	**12,930,767**	**100**	13,583,399	100
Gearing Ratio	**40%**		44%	

As at 31st December 2004, Bank Borrowings reduced by approximately 14 per cent to HK$5,170 million resulting in an improvement of Gearing Ratio from 44 per cent to 40 per cent.

Interest coverage

Interest coverage was 5.80 times (2003: 4.47 times) for the year of 2004 measuring on the operating profit after share of profit less losses of associated companies and jointly controlled entities and adjusted for non-cash items. The improvement was due to the increase in profit from operations after share of profit less losses of associated companies and jointly controlled entities, together with the decline in interest expenses.

Employees

As at 31st December 2004, the Group had approximately 7,080 employees, of whom approximately 6,980 employees were primarily engaging in the properties, toll roads and newsprint businesses.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

Executive Directors

Mr Ou Bingchang, aged 58, was appointed executive director, Chairman and the General Manager of the Company in 2003. He is also the Chairman and the general manager of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the holding company of the Company, and the Chairman of GZI Transport Limited ("GZT"). Mr Ou graduated from China Pharmaceutical University in China. Prior to joining Yue Xiu in November 2002, he assumed leading roles in Guangzhou Pharmaceutical Factory, Economic Coordinating Office of Guangzhou Municipality and General Office of Guangzhou Municipal People's Government. During the period of serving as the director of the Guangzhou Municipal Transport Commission, Mr Ou had made distinguished contributions to Guangzhou Municipality in relation to transport planning, construction, development and management. He has over 30 years of experience in industrial technology, transportation network, enterprise and economic management.

Mr Liang Yi, aged 52, was appointed executive director of the Company in 2003. He is also the Vice Chairman of the Company, a director of Yue Xiu and GZT. Mr Liang graduated from the Chinese People's Liberation Army Engineering Soldier's University majoring in public administration. Prior to joining Yue Xiu in June 2001, he assumed leading roles in Guangzhou Chemical Industry Bureau and organizations under Committee of Guangzhou. Mr Liang had made outstanding contribution in establishing the administrative supervisory system of Guangzhou Municipality. He has over 20 years of experience in public administration.

Mr Chen Guangsong, aged 62, was appointed executive director of the Company in 2001. He is also the vice chairman of Yue Xiu and a director of GZT. Mr Chen obtained his bachelor's degree from the South China University of Technology in China. He had been the general manager of Guangzhou Gourmet & Food Factory, chairman and general manager of Guangzhou Light Industrial Group. Prior to joining the Group, Mr Chen was the director of Guangzhou Municipal Economic Commission from 1998 to April 2001 and had over 33 years of experience in corporate management.

Mr Li Fei, aged 52, was appointed executive director of the Company in 2002. He is also a director of Yue Xiu. Mr. Li graduated from the South China Normal University in China majoring in Chinese studies. He is responsible for the strategic planning, business development and operations of the property group of the Company.

Mr Liang Ningguang, aged 51, was appointed executive director and Deputy General Manager of the Company in 1992. He is also a director of GZT. Mr Liang graduated from the Central Television University in China majoring in finance and obtained a master's degree in business administration from the Murdoch University in Australia. He is also a member of the Chinese Institute of Certified Public Accountants and a senior accountant. Mr Liang is a responsible officer (dealing director and an investment adviser) licensed under the Securities and Futures Ordinance of Hong Kong. He was previously a deputy director of the Guangzhou Municipal Taxation Bureau and had over 20 years of experience in finance and management prior to joining Yue Xiu in 1989.

Mr Xiao Boyan, aged 60, was appointed executive director and Deputy General Manager of the Company in 1997. He is also a director and deputy general manager of Yue Xiu. Mr Xiao graduated from the department of calcium silicate of the South China Technical College in China and is a cement engineer. Prior to joining Yue Xiu in 1997, he was the general manager of Guangzhou Cement Factory and the chairman and general manager of Guangzhou Cement Company Limited. He has over 27 years of experience in corporate operation and management.

Independent Non-Executive Directors

Mr Yu Lup Fat Joseph, aged 57, has been an independent non-executive director of the Company since 1992. Mr Yu is the chairman of Tradeeasy Holdings Limited and is responsible for the Tradeeasy Group's corporate financial development and strategic business planning. He holds a master's degree in applied finance from Macquarie University in Australia and a diploma of management studies from the University of Hong Kong. Mr Yu has over 36 years of experience in investment, banking and finance.

Mr Lee Ka Lun, aged 50, has been an independent non-executive director of the Company since 2000. He is an accountant by profession and is the deputy chief executive of Lloyds TSB Bank plc, Hong Kong Branch. Mr Lee is a Fellow of the Association of Chartered Certified Accountants in UK and has over 20 years of experience in banking and auditing.

Mr Lau Hon Chuen Ambrose, aged 57, has been an independent non-executive director of the Company since 2004. He is also an independent non-executive director of GZT. He holds a Bachelor of Laws degree from the University of London and is also a Solicitor of the High Court of the Hong Kong Special Administrative Region, a China-Appointed Attesting Officer and a Notary Public. He is the senior partner of Messrs Chu & Lau, Solicitors & Notaries. Mr Lau is a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference, a member of the Selection Committee for The First Government of The Hong Kong Special Administrative Region and a Non-official Justice of Peace among his many public service appointments. He was awarded the Gold Bauhinia Star by The Government of The Hong Kong Special Administrative Region. He is also a director of The Hong Kong Mortgage Corporation Ltd., a non-executive director of Hong Kong Parkview Group Ltd., Beijing Enterprises Holdings Ltd., Glorious Sun Enterprises Ltd., Qin Jia Yuan Media Services Company Limited, as well as Wing Hang Bank Ltd. The latter five companies are all listed on The Stock Exchange of Hong Kong Limited.

The Directors submit their report together with the audited accounts for the year ended 31st December 2004.

Principal activities

The principal activities of the Group consist of three major businesses: properties, toll roads and paper. The principal activities of its principal subsidiaries, jointly controlled entities, associated companies are set out in the Group Structure section on pages 79 to 92.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

Results and appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 26.

The Directors have declared an interim dividend of HK$0.0083 per ordinary share, totalling HK$52,531,000 which was paid on 8th November 2004.

The Directors recommend the payment of a final dividend of HK$0.009 per ordinary share, totalling HK$57,266,000.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 29 to the accounts.

Donations

Charitable donations made by the Group during the year amounted to HK$10,000.

Fixed assets

Details of the movements in fixed assets of the Group and the Company are set out in note 16 to the accounts.

Major property projects

Details of the major property projects held for/under development, for sale and for investment purposes of the Group in Guangzhou Municipality are set out in the List of Major Property Projects in Guangzhou Municipality section on pages 96 to 102.

Share capital

Details of the movements in share capital of the Company during the year are set out in note 27 to the accounts.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such rights under the Hong Kong Companies Ordinance.

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out below.

	Year ended 31st December				
	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Results					
Profit/(loss) attributable to shareholders	**330,823**	300,653	(960,230)	39,782	53,582
Assets and liabilities					
Total assets	**25,201,023**	25,785,918	26,685,015	19,961,555	19,604,175
Total liabilities	**(14,498,915)**	(15,441,736)	(16,571,103)	(7,005,499)	(6,424,889)
Minority interests	**(3,467,807)**	(3,374,822)	(3,403,865)	(6,425,518)	(6,693,740)
Net assets	**7,234,301**	6,969,360	6,710,047	6,530,538	6,485,546

Purchase, sale and redemption of the Company's shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Interest capitalised

During the year, interest capitalised as development cost in respect of properties held for/under development and associated companies amounted to approximately HK$55,399,000 (2003: HK$19,272,000).

Distributable reserves

As at 31st December 2004, the distributable reserves of the Company available for distribution amounted to HK$305,457,000 (2003: HK$325,893,000).

Directors

The Directors who held office during the year and up to the date of this report were:

Mr Ou Bingchang	
Mr Liang Yi	
Mr Chen Guangsong	
Mr Li Fei	
Mr Liang Ningguang	
Mr Xiao Boyan	
Mr Yin Hui	- resigned on 18th March 2004
Mr Wong Chi Keung	- resigned on 5th October 2004
Ms Yan Yuk Fung	- resigned on 8th July 2004
Mr Yu Lup Fat Joseph *	
Mr Lee Ka Lun *	
Mr Lau Hon Chuen Ambrose*	- appointed on 30th September 2004

* *Independent non-executive directors*

Messrs Xiao Boyan, Yu Lup Fat Joseph and Lee Ka Lun retire by rotation in accordance with Article 91 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Mr Lau Hon Chuen Ambrose retires in accordance with Article 97 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

The company has received annual confirmation of independence from the three independent non-executive directors of the Company in accordance with Rule 3.13 of the Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange and the Company considered all independent non-executive directors to be independent.

The Directors' Profiles are set out on pages 13 and 14.

Director's service contracts

Each of Messrs Ou Bingchang and Liang Yi had entered into a service agreement with GZI Transport Limited ("GZT"), a subsidiary of the Company, which, after an initial fixed term of one year commencing from 8th January 2003 and 28th February 2003 respectively, had been extended for a further term of two years unless terminated sooner by GZT giving to the relevant Director three months' prior written notice or by the relevant Director giving to GZT six months' prior written notice.

Save as disclosed herein, none of the directors of the Company has a service contract with the Company which is not determinable by the employer within one year without payment of compensation, other than statutory compensation.

Director's interest in contracts

No contracts of significance in relation to the Group's business to which the Company, its subsidiaries or its fellow subsidiaries was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected transactions

Significant related party transactions, which also constitute as connected transactions under the Listing Rules on the Stock Exchange, required to the disclosed in accordance with the Listing Rules, are disclosed in notes 37(c) and 39(a) to (b) to the accounts. In respect of transactions disclosed in notes 39(a) to (b) to the accounts, Messrs Yu Lup Fat Joseph, Lee Ka Lun and Lau Hon Chuen Ambrose, the independent non-executive directors of the Company, have confirmed that the transactions have been entered into in accordance with the terms of the relevant agreements governing such transactions.

The auditors of the Company also confirmed in its letter to the Directors that the transactions disclosed in notes 39(a) to (b) to the accounts (i) have received the approval of the board of directors; (ii) have been entered into in accordance with the terms of the relevant agreements governing the transactions; and (iii) have not exceeded the cap for the transactions.

Interests of Directors

As at 31st December 2004, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which are required to be recorded in the register maintained by the Company under Section 352 of the SFO or notified to the Company and the Stock Exchange were as follows:

1. Long positions in shares of the Company:

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
Mr Liang Ningguang	Personal	400,000	0.01
Mr Xiao Boyan	Personal	500,000	0.01
Mr Lee Ka Lun	Personal	1,050,000	0.02

2. Long positions in underlying shares of equity derivatives of the Company:

			Number of share options		
Name of Director	Date of grant	Exercise price per share HK$	outstanding as at 1st January 2004	exercised during the year	outstanding as at 31st December 2004
Mr Ou Bingchang	02/06/2003 (b)	0.5400	9,000,000	—	9,000,000
Mr Liang Yi	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Mr Chen Guangsong	02/06/2003 (b)	0.5400	8,000,000	—	8,000,000
Mr Li Fei	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Mr Liang Ningguang	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Mr Xiao Boyan	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
Ms Yan Yuk Fung*	14/12/1999 (a)	0.5008	800,000	800,000 (c)	—
	02/06/2003 (b)	0.5400	3,000,000	1,800,000 (d)	1,200,000
Mr Yu Lup Fat Joseph	02/06/2003 (b)	0.5400	3,500,000	—	3,500,000
Mr Lee Ka Lun	02/06/2003 (b)	0.5400	2,450,000	—	2,450,000

Notes :

(a) The share options are exercisable from 14th December 2000, the first anniversary of the date of grant, to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant, respectively.

(b) The share options are exercisable from 2nd June 2003 to 1st June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)) thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant, respectively.

(c) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.69.

(d) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.66.

* Ms Yan Yuk Fung resigned as director of the Company with effect from 8th July 2004

Save as disclosed herein, as at 31st December 2004, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which are required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Save as disclosed herein, at no time during the year was the Company, its holding company, its subsidiaries, or its fellow subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Interests of substantial shareholders

As at 31st December 2004, the following persons have an interest or short position in the shares or underlying shares of the Company which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name	Long position in shares	Approximate % of interest
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") *(Note 1)*	3,229,435,248	50.99
JPMorgan Chase & Co. *(Note 2)*	423,978,000	6.68

Notes:

1) The capacity of Yue Xiu in holding the 3,229,435,248 shares was, as to 10,928,184 shares, as beneficial owner and, as to 3,218,507,064 shares, attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows:

Name	Long position in shares
Yue Xiu	3,229,435,248
Excellence Enterprises Co., Ltd. ("Excellence")	3,174,015,064
Bosworth International Limited ("Bosworth")	2,279,312,904
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Yue Xiu Finance Company Limited ("YXF")	44,492,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160

(i) 2,279,312,904 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were held by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 44,492,000 shares were held by YXF, which was wholly-owned by Yue Xiu.

(vi) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

2) The capacity of JPMorgan Chase & Co. in holding the 423,978,000 shares was, as to 400,010,000 shares, as investment manager and, as to 23,968,000 shares, as approved lending agent.

Share options

(i) The Company

Pursuant to the share option scheme ("Share Option Scheme") approved by shareholders of the Company on 23rd June 1998, the board of directors of the Company ("Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme ("2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The total number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at the date of approval of the 2002 Share Option Scheme, but the Company may seek approval from its shareholders in a general meeting to refresh the 10 per cent limit. On 2nd June 2004, the shareholders of the Company approved the refreshment of the 10 per cent limit under the 2002 Share Option Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Share Option Scheme and any other schemes of the Company must not exceed 30 per cent of the shares of the Company in issue from time to time. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the year of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 19 were as follows :

Number of share options								
outstanding as at 1st January 2004	granted during the year	exercised during the year	lapsed during the year	outstanding as at 31st December 2004	Exercise price per share HK$	Date of grant	Exercisable period	Weighted average closing price (d) HK$
52,000,000	—	46,600,000	5,400,000	—	0.3936	04/09/1998	04/09/1999 - 03/09/2004 (b)	0.941
13,374,000	—	3,748,000	—	9,626,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.840
152,150,000	—	42,970,000	—	109,180,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.688
8,000,000	—	—	—	8,000,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (c)	N/A
12,620,000	—	216,000	—	12,404,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	0.942
100,632,000	—	170,000	228,000	100,234,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	0.896
—	320,310,000	6,576,000	1,320,000	312,414,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (c)	0.723

Notes:

(a) No options have been cancelled during the year.

(b) The options granted are exercisable in 2 tranches. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(c) The options granted are exercisable in 3 tranches.

(d) The weighted average closing price per share immediately before the dates on which the options were exercised.

The closing prices of the shares immediately before the dates on which the options were granted during the year were as follows:

Date of grant	Closing price immediately before the date of grant
23/06/2004	HK$0.62

The Directors consider that it is inappropriate to value the share options as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the share options based on various speculative assumptions would be meaningless and could be misleading to shareholders.

(ii) **GZT**

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT ("GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme ("2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions same as those of 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the year of the options granted under the GZT Scheme to the employees of the Group were as follows:

Number of share options						
outstanding as at 1st January 2004	**exercised during the year**	**outstanding as at 31st December 2004**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period** (c)	**Weighted average closing price** (d) HK$
1,530,000	416,000	1,114,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	2.272

Notes:

(a) No options have been granted, cancelled or lapsed during the year.

(b) All options are exercisable in 3 tranches.

(c) If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(d) The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

Independent non-executive directors' fees

Two of independent non-executive directors of the Company each received HK$38,000 and the other non-executive director of the Company received HK$10,000 as directors' fees for the year ended 31st December 2004.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Public float

Based on the information that is publicly available to the Company as at the date of this report and within the knowledge of the Directors, there was a sufficiency of public float of the Company's securities as required under the Listing Rules.

Major customers and suppliers

No disclosures with regard to the Group's major customers and suppliers are made since the aggregate percentages of sales and purchases attributable to the Group's five largest customers and suppliers are less than 30 per cent of the Group's total sales and purchases respectively.

Compliance with the Code of Best Practice of the Listing Rules

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in appendix 14 of the Listing Rules throughout the year ended 31st December 2004, except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association. In the opinion of the Directors, this meets the same objective of the Code of Best Practice.

Audit committee

Pursuant to the Listing Rules, an audit committee ("Audit Committee"), comprising three independent non-executive directors, namely Mr Yu Lup Fat Joseph, Mr Lee Ka Lun and Mr Lau Hon Chuen Ambrose, was established.

By reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Institute of Certified Public Accountants, written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted by the board of directors of the Company. The principal activities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Ou Bingchang
Chairman

Hong Kong, 21st April 2005



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 26 to 92 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 21st April 2005

Consolidated Profit and Loss Account

For the year ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	2	4,526,679	3,925,109
Cost of sales		(3,473,912)	(2,758,973)
Gross profit		1,052,767	1,166,136
Other revenues	2	35,556	31,549
Selling and distribution expenses		(178,451)	(127,154)
General and administrative expenses		(392,143)	(414,033)
Reversal of provision for doubtful debt	3	104,942	—
Loss on deemed disposal of certain interests in a subsidiary	4	(481)	(94,942)
Write-back/(write-down) of properties held for/under development to net realisable value	5	44,546	(5,805)
Revaluation surplus on investment properties		76,750	165,840
Profit from operations	6	743,486	721,591
Finance costs	7	(112,512)	(224,733)
Share of profits less losses of			
- jointly controlled entities		(23,021)	(49,693)
- associated companies		214,382	181,767
Profit before taxation		822,335	628,932
Taxation	8	(210,565)	(114,599)
Profit after taxation		611,770	514,333
Minority interests		(280,947)	(213,680)
Profit attributable to shareholders	9	330,823	300,653
Dividends	10	109,797	117,540
Earnings per share	11		
Basic		HK 5.24 cents	HK 4.89 cents
Fully diluted		HK 5.15 cents	HK 4.83 cents

Consolidated Balance Sheet

As at 31st December 2004

	Note	**2004**	2003
		HK$'000	HK$'000
Non-current assets			
Interests in toll highways and bridges	14	**2,001,376**	2,099,647
Other intangible assets	15	**(489,960)**	(535,253)
Fixed assets	16	**6,216,630**	6,251,082
Deferred tax assets	32	**56,199**	39,061
Interests in jointly controlled entities	18	**646,717**	798,064
Interests in associated companies	19	**1,760,348**	1,753,109
Other investments	20	**261,347**	259,851
		10,452,657	10,665,561
Current assets			
Properties held for/under development	21	**10,302,017**	10,244,614
Properties held for sale	21	**2,189,758**	2,455,354
Inventories	22	**195,288**	220,127
Amounts due from related companies	23	**3,234**	3,678
Trade receivables	24	**562,768**	667,094
Other receivables, prepayments and deposits		**593,644**	454,196
Bank and cash balances	25	**901,657**	1,075,294
		14,748,366	15,120,357
Current liabilities			
Trade payables	26	**414,493**	447,600
Land premium payable		**729,410**	708,300
Other payables and accrued charges		**3,083,250**	3,195,338
Amounts due to jointly controlled entities	18	**123,442**	75,340
Amounts due to associated companies	19	**112,150**	112,221
Amounts due to minority shareholders of subsidiaries	23	**186,831**	179,135
Bank loans			
- secured	38	**453,644**	838,692
- unsecured		**608,919**	681,797
Bank overdrafts - unsecured		**24,763**	39,486
Current portion of long-term bank loans	30	**959,499**	875,394
Current portion of other long-term loans	31	**25**	14
Taxation payable		**133,798**	42,906
		6,830,224	7,196,223
Net current assets		**7,918,142**	7,924,134
Total assets less current liabilities		**18,370,799**	18,589,695

Consolidated Balance Sheet

As at 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Non-current liabilities			
Long-term bank loans	30	**3,147,665**	3,642,450
Other long-term loans	31	**890,747**	952,527
Deferred tax liabilities	32	**3,630,279**	3,650,536
		7,668,691	8,245,513
Minority interests		**3,467,807**	3,374,822
Net assets		**7,234,301**	6,969,360
Financed by:			
Share capital	27	**635,160**	624,872
Reserves	29	**6,599,141**	6,344,488
Shareholders' funds		**7,234,301**	6,969,360

On behalf of the Board

Chen Guangsong
Director

Liang Ningguang
Director

Balance Sheet

As at 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Non-current assets			
Fixed assets	16	**22,563**	20,574
Investments in subsidiaries	17	**9,957,686**	9,851,230
		9,980,249	9,871,804
Current assets			
Other receivables, prepayments and deposits		**30,595**	42,733
Bank and cash balances	25	**39,832**	190,394
		70,427	233,127
Current liabilities			
Amounts due to subsidiaries	17	**377,464**	354,938
Other payables and accrued charges		**39,441**	42,495
Bank loan - secured	38	**120,000**	120,000
Bank overdrafts - unsecured		**—**	9,993
Current portion of long-term bank loans	30	**513,935**	367,452
Current portion of other long-term loans	31	**25**	14
		1,050,865	894,892
Net current liabilities		**(980,438)**	(661,765)
Total assets less current liabilities		**8,999,811**	9,210,039
Non-current liabilities			
Long-term bank loans	30	**1,807,298**	2,204,231
Other long-term loans	31	**509,348**	345,850
		2,316,646	2,550,081
Net assets		**6,683,165**	6,659,958
Financed by:			
Share capital	27	**635,160**	624,872
Reserves	29	**6,048,005**	6,035,086
Shareholders' funds		**6,683,165**	6,659,958

On behalf of the Board

Chen Guangsong
Director

Liang Ningguang
Director

Consolidated Cash Flow Statement

For the year ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Net cash inflow generated from operations	33(a)	**1,432,275**	991,747
Interest received		**5,587**	8,450
Interest paid		**(167,911)**	(242,055)
Hong Kong profits tax paid		**(1,558)**	(2,059)
China enterprise income tax paid and land appreciation tax paid		**(118,344)**	(108,110)
Net cash inflow from operating activities		**1,150,049**	647,973
Investing activities			
Dividends received from jointly controlled entities and associated companies		**94,060**	125,012
Dividends received from other investments		**14,904**	32,392
Investment in toll highway and bridges		**(3,121)**	(11,223)
Purchases of fixed assets		**(202,338)**	(200,906)
Sale of fixed assets		**39,972**	7,036
Purchase of subsidiaries	33(b)	**2,339**	16,683
Disposal of certain interests in a subsidiary	33(c)	**—**	8,639
Issue of a subsidiary's shares to its minority shareholders		**315**	56,818
Capital injection into a jointly controlled entity		**(82,160)**	—
Disposal of a jointly controlled entity		**—**	59,346
Purchases of other investments		**(1,496)**	—
(Advance to)/ repayment from associated companies and jointly controlled entities		**(5,124)**	11,409
Net cash (outflow)/inflow from investing activities		**(142,649)**	105,206

For the year ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Financing activities	33(d)		
Issue of ordinary shares		**43,643**	43,725
Capital contribution from minority shareholders of subsidiaries		**4,476**	6,037
Advance from associated companies		**48,031**	2,399
New bank loans		**932,996**	2,252,575
Repayment of bank loans		**(1,801,602)**	(3,005,352)
Addition of other borrowings		**177,745**	183,093
Repayment of other borrowings		**(231,818)**	(19,356)
Dividends paid		**(120,792)**	(49,502)
Dividends paid to minority shareholders of subsidiaries		**(218,993)**	(176,325)
Net cash outflow from financing activities		**(1,166,314)**	(762,706)
Decrease in cash and cash equivalents		**(158,914)**	(9,527)
Cash and cash equivalents at the beginning of year		**1,035,808**	1,045,335
Cash and cash equivalents at the end of year		**876,894**	1,035,808
Analysis of balances of cash and cash equivalents			
Bank balances and cash		**901,657**	1,075,294
Bank overdrafts		**(24,763)**	(39,486)
		876,894	1,035,808

Consolidated Statement of Changes in Equity

for the year ended 31st December 2004

	Note	**2004** **HK$'000**	2003 HK$'000
Total equity as at 1st January		**6,969,360**	6,710,047
Exchange differences arising on translation of the accounts of foreign subsidiaries, associated companies and jointly controlled entities	29	**(1,588)**	3,748
Release of reserve upon disposal of properties held for/under development and properties held for sale	29	**(30,675)**	(66,070)
Release of reserve upon deemed disposal of certain interest in a subsidiary	29	**(3)**	(547)
Provision for impairment of goodwill	29	**43,533**	—
Net gain/(loss) not recognised in the profit and loss account		**11,267**	(62,869)
Profit attributable to shareholders	29	**330,823**	300,653
Dividends paid	29	**(120,792)**	(49,502)
Issue of shares net of issuing expenses	27 & 29	**43,643**	71,031
Total equity as at 31st December		**7,234,301**	6,969,360

1 Principal accounting policies

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that investment properties are stated at fair value.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared on a going concern basis as the Company Directors and the Group's management are confident that the Group's short-term bank borrowings and current portion of long-term bank borrowings will either be rolled over or replaced by new sources of financing when they become due.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Group controls the composition of the Board of Directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1 Principal accounting policies (cont'd)

(b) Group accounting (cont'd)

(ii) Jointly controlled entities

A jointly controlled entity is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

1 Principal accounting policies (cont'd)

(c) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Other properties

Other properties are interests in land and buildings other than investment properties and are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on leasehold land and buildings is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives to the Group, whichever is shorter. The principal annual rates used for this purpose are as follows:

Leasehold land	2 to 3 per cent
Buildings	2 to 4 per cent

(iii) Production facilities under construction

Production facilities under construction are stated at cost which comprise costs of construction, purchase cost of plant and machinery pending installation and interest charges arising from borrowings used to finance the construction.

No depreciation is provided for production facilities under construction until they are completed and put into commercial use.

1 Principal accounting policies (cont'd)

(c) Fixed assets (cont'd)

(iv) Other fixed assets

Other fixed assets, comprising plant and machinery and tools, leasehold improvements, furniture, fixtures and office equipment and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Plant and machinery and tools	5 to 33 per cent
Leasehold improvements, furniture, fixtures and office equipment	20 per cent
Motor vehicles	20 to 33 per cent

The plant components are depreciated over the period to overhaul. Major costs incurred in restoring the plant components to its normal working condition to allow continued use of the overall asset are capitalised and depreciated over the period to the next overhaul.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(v) Impairment and gain or loss on disposal of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(d) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in non-current liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

1 Principal accounting policies (cont'd)

(d) Assets under leases (cont'd)

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(e) Interests in toll highways and bridges

Interests in toll highways and bridges comprise tangible infrastructures and intangible operating rights. Depreciation of tangible infrastructure is calculated to write off their costs on a units-of-usage basis based on the traffic volume for a particular period over the projected total traffic volume throughout the life of the assets. The Group reviews regularly the projected total traffic volume throughout the life of the respective assets, and if it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustment will be made should there be a material change. Amortisation of intangible operating rights is provided on a straight-line basis over periods of 20 to 30 years in which the operating rights are held.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that interests in toll highways and bridges are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(f) Intangibles

(i) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's share of the fair value of the net assets of the acquired subsidiary/associated company/jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges is amortised using the straight-line method over the maximum period of 20 years. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

Negative goodwill represents the excess of the Group's share of the fair value of the net assets acquired over the cost of acquisition and is presented in the same balance sheet classification as goodwill.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised.

1 Principal accounting policies (cont'd)

(f) Intangibles (cont'd)

(i) Goodwill/negative goodwill (cont'd)

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses that can be measured reliably, negative goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in the operation of toll highways or bridges is amortised using the straight-line method over the maximum period of 20 years whereas negative goodwill on acquisition of subsidiary/associated company/jointly controlled entity engaged in property investment not exceeding the fair values of the non-monetary assets acquired is amortised on the following bases:

- Properties under development and properties held for sales – amortisation is calculated based on the actual area of properties sold over the total available saleable area.
- Investment properties – amortisation is calculated using the straight-line method over the maximum period of 20 years.

Negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

Goodwill/negative goodwill on acquisitions that occurred prior to 1st January 2001 was eliminated against reserves. Any impairment arising on goodwill is accounted for in the profit and loss account.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for acquisitions prior to 1st January 2001, the related goodwill written off against reserves to the extent it has not previously been realised in the profit and loss account.

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

1 **Principal accounting policies** (cont'd)

(g) Other investments

Other investments held for long term are stated at cost less accumulated impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

If the rights and interest in investments are to be surrendered by the Group upon the termination of related joint venture period, amortisation is provided to write off its cost over the joint venture period on a straight-line basis. The results of other investments are accounted for on the basis of dividends received and receivable.

(h) Properties held for/under development

Properties held for/under development are stated at cost which comprises land cost, development and construction expenditures net of incidental rental income, borrowing costs capitalised and other direct costs attributable to the development, plus attributable profits recognised on the basis set out in note 1(q)(ii) taken up to date, less provisions for foreseeable losses and sales instalments received.

(i) Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditure, borrowing costs capitalised and other incidental costs. Net realisable value is the estimated price at which a property can be realised less related expenses.

(j) Inventories

Inventories, comprise stock and work in progress, are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises direct materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(k) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(l) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

1 Principal accounting policies (cont'd)

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets and of investments, provisions for pensions and other post retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employers. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

(iii) Medical benefits

The Group's contributions to defined contribution medical benefit scheme are expensed as incurred.

1 **Principal accounting policies** (cont'd)

(p) Government grants

A government grant is recognised, when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

Grants relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to the profit and loss account on a straight-line basis over the expected lives of the related assets.

(q) Revenue and profit recognition

(i) Revenues arising from the sale of properties held for sale are recognised on the execution of the legally binding contracts of sale.

(ii) The recognition of revenues from the sale of properties held for/under development in advance of completion commences when a legally binding contract of sale has been executed.

When properties held for/under development are sold in advance of completion, and there is reasonable certainty as to the outcome of the property development projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profit, any profits previously recognised in accordance with the aforesaid policy are reversed.

(iii) Operating lease rental income is recognised on a straight-line basis.

(iv) Revenue from property management is recognised in the period in which the services are rendered.

(v) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(vi) Toll revenue, net of revenue tax, is recognised on a receipt basis.

(vii) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(viii) Dividend income is recognised when the right to receive payment is established.

(ix) Agency fee revenue from property broking are recognised when the relevant agreement becomes unconditional or irrevocable.

1 Principal accounting policies (cont'd)

(r) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(s) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, properties held for/under development, properties held for sale, property development projects, receivables, interests in jointly controlled entities and associated companies. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to interests in toll highways and bridges (note 14) and fixed assets (note 16).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

2 Turnover, revenue and segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties and manufacturing and trading of newsprint. Revenues recognised are as follows:

	2004	2003
	HK$'000	HK$'000
Turnover		
Toll revenue from toll operations	**400,212**	428,873
Property management fee income	**114,610**	70,760
Rental income		
- Properties	**367,050**	319,066
- Car park	**65,339**	58,908
Sales revenue		
- Sales of properties	**1,987,231**	1,955,105
- Sales of newsprint	**1,240,693**	1,006,263
- Others	**351,544**	86,134
	4,526,679	3,925,109
Other revenues		
Interest income	**5,587**	8,450
Dividend income	**14,904**	3,483
Commission on properties sales and rental	**15,065**	19,616
	35,556	31,549
Total revenues	**4,562,235**	3,956,658

Turnover and segment results for the period are as follows:

Primary reporting format - business segments

The Group operates mainly in Hong Kong and Mainland of China ("China") and in three main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint paper

There are no significant sales between the business segments.

2 Turnover, revenue and segment information (cont'd)

Secondary reporting format - geographical segments

The Group's three business segments are mainly managed in Hong Kong and China:

Hong Kong – properties
China – toll operations, properties, and paper
Others – properties

There are no significant sales between the geographical segments.

Primary reporting format - business segments

	Toll operations		Properties		Paper		Group	
	2004 HK$'000	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000	**2004 HK$'000**	2003 HK$'000
Turnover	**400,212**	428,873	**2,885,774**	2,489,973	**1,240,693**	1,006,263	**4,526,679**	3,925,109
Segment results	**148,790**	185,289	**530,881**	591,423	**95,296**	90,293	**774,967**	867,005
Interest income							**5,587**	8,450
Loss on deemed disposal of certain interests in a subsidiary							**(481)**	(94,942)
Unallocated operating costs							**(36,587)**	(58,922)
Finance costs							**(112,512)**	(224,733)
Share of profits less (losses) of:								
Jointly controlled entities	**13,772**	(20,419)	**(36,793)**	(29,274)	**—**	—	**(23,021)**	(49,693)
Associated companies	**214,382**	181,607	**—**	160	**—**	—	**214,382**	181,767
Profit before taxation							**822,335**	628,932
Taxation							**(210,565)**	(114,599)
Profit after taxation							**611,770**	514,333
Minority interests							**(280,947)**	(213,680)
Profit attributable to shareholders							**330,823**	300,653
Segment assets	**2,229,404**	2,335,043	**18,052,478**	18,062,645	**1,495,642**	1,716,186	**21,777,524**	22,113,874
Interests in jointly controlled entities	**422,892**	330,621	**223,825**	467,443	**—**	—	**646,717**	798,064
Interests in associated companies	**1,671,842**	1,671,076	**88,506**	82,033	**—**	—	**1,760,348**	1,753,109
Unallocated assets							**1,016,434**	1,120,871
Total assets							**25,201,023**	25,785,918
Segment liabilities	**565,843**	575,491	**4,350,840**	4,513,596	**221,621**	245,410	**5,138,304**	5,334,497
Unallocated liabilities							**9,360,611**	10,107,239
Total liabilities							**14,498,915**	15,441,736
Capital expenditure	**3,788**	20,703	**133,368**	101,407	**68,303**	107,704	**205,459**	229,814
Depreciation and amortisation	**113,871**	111,113	**(21,361)**	(29,791)	**118,931**	102,958	**211,441**	184,280

2 Turnover, revenue and segment information (cont'd)

Secondary reporting format - geographical segments

	Turnover		Total assets		Capital expenditure	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Hong Kong	**448,891**	180,674	**1,407,288**	1,490,990	**28,253**	1,611
China	**4,051,641**	3,741,675	**22,730,719**	23,121,470	**177,206**	228,097
Overseas	**26,147**	2,760	**46,582**	52,587	**—**	106
	4,526,679	3,925,109	**24,184,589**	24,665,047	**205,459**	229,814
Unallocated assets			**1,016,434**	1,120,871		
Total assets			**25,201,023**	25,785,918		

3 Reversal of provision for doubtful debt

This relates to a receivable fully provided for in previous years as there was uncertainty on its ultimate recoverability. During the year, the Group's directors made a reassessment and concluded that the circumstances leading to the provision no longer exist and therefore, a reversal is made.

4 Loss on deemed disposal of certain interests in a subsidiary

During the year ended 31st December 2004, GZI Transport Limited ("GZT") issued 416,000 (2003: 64,448,000) shares upon the exercise of GZT's employee share options and consequently the Company's effective interest in GZT was reduced by 0.02% (2003: 2.66%). This results in a deemed disposal loss of HK$481,000 (2003: HK$94,942,000).

5 Write-back/(write-down) of properties held for/under development to net realisable value

	2004	2003
	HK$'000	HK$'000
Write-back/(write-down) of properties held for/ under development to net realisable value	**44,546**	(5,805)

Certain properties held for/under development were written down to net realisable value in previous years. Due to the increase in the market value of these properties during the year, a write-back of the provision is made.

6 Profit from operations

Profit from operations is stated after crediting and charging the following:

	2004 HK$'000	2003 HK$'000
Crediting		
Gross rental income from investment properties	**300,747**	292,380
Less: direct outgoings	**(27,486)**	(29,530)
Net rental income from investment properties	**273,261**	262,850
Amortisation of negative goodwill		
- Included in cost of sales	**42,007**	37,811
- Included in administrative expenses	**6,960**	6,959
Write-back of other payables	**1,300**	45,527
Net exchange gain	**2,275**	6,367
Charging		
Auditors' remuneration	**4,607**	4,944
Advertising expenses	**129,997**	96,443
Cost of inventories sold	**3,202,685**	2,508,535
Depreciation		
- Owned fixed assets	**148,544**	119,521
- Leased fixed assets	**23**	14
Amortisation/depreciation of interests in toll highways and bridges (included in cost of sales)	**101,392**	98,163
Amortisation of goodwill (included in administrative expenses)	**10,449**	11,352
Loss on disposal of certain interests in a subsidiary	**—**	998
Loss on disposal of fixed assets	**6,436**	27,628
Loss on disposal of other investments	**—**	1,059
Staff costs (note 12)	**299,642**	259,386
Operating leases		
- Hire of plant and workshops (note 39(a))	**16,215**	17,350
- Land and buildings	**47,783**	43,654
Provision for doubtful debts	**5,933**	68,659

7 Finance costs

	2004 HK$'000	2003 HK$'000
Interest on bank loans and overdrafts	**135,656**	230,458
Interest element of finance leases	—	70
Premium on redemption of convertible bonds	—	1,950
Interests on		
- amount due to a minority shareholder of a subsidiary	**4,643**	—
- loan from the ultimate holding company	**3,455**	3,977
- loan from related companies	**1,031**	721
- convertible bonds	—	3,544
- other loans	**23,126**	3,285
Total borrowing costs incurred	**167,911**	244,005
Less: amount capitalised to properties held for/under development (note (i))	**(55,399)**	(19,272)
	112,512	224,733

Note:

(i) The average interest rate of borrowing costs capitalised for the year ended 31st December 2004 was approximately 4.76 per cent per annum (2003: 5.31 per cent per annum).

8 Taxation

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2003: 17.5 per cent) on the estimated assessable profit for the year.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at rates ranging from 18 per cent to 33 per cent. Under the China Tax Law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditures.

8 Taxation (cont'd)

(d) The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$'000	2003 HK$'000
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	**1,547**	1,627
China enterprise income tax	**135,656**	78,974
China land appreciation tax	**68,295**	42,544
Under/(over)provision in prior years	**5,296**	(6,051)
Deferred taxation relating to the reversal of temporary differences	**(31,852)**	(30,949)
Deferred taxation resulting from an increase in tax rate	**—**	(1,019)
	178,942	85,126
Associated companies		
Share of China enterprise income tax	**13,990**	5,814
Share of deferred taxation	**11,589**	17,782
Jointly controlled entities		
Share of deferred taxation	**6,044**	5,877
Taxation charges	**210,565**	114,599

8 Taxation (cont'd)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the enterprise income tax rate of China, the home country of the Group, as follows:

	2004 HK$'000	2003 HK$'000
Profit before taxation	**822,335**	628,932
Calculated at China enterprise income tax rate of 33 per cent (note (i)) (2003: 33 per cent)	**271,371**	207,548
Effect of different taxation rates	**(81,351)**	(53,250)
Increase in opening net deferred tax assets resulting from an increase in tax rate	**—**	(1,019)
Effect of tax concession under tax holiday	**(201)**	(263)
Income not subject to taxation	**(22,132)**	(29,677)
Expenses not deductible for taxation purposes	**36,246**	44,051
Net effect of tax losses not recognised and utilisation of previously unrecognised tax losses	**13,663**	(8,094)
Under/(over)provision in prior years	**5,296**	(6,051)
Effect of land appreciation tax deductible for calculation of income tax purposes	**6,071**	19,035
	228,963	172,280
Land appreciation tax	**(18,398)**	(57,681)
Taxation charges	**210,565**	114,599

Note:

(i) The rate of China enterprise income tax was adopted as majority of the Group's operations were carried out in China.

9 Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$100,356,000 (2003: HK$62,170,000).

10 Dividends

	2004 HK$'000	2003 HK$'000
Interim, paid, of HK$0.0083 (2003: HK$0.008) per ordinary share	**52,531**	49,502
Final, proposed, of HK$0.009 (2003: HK$0.0108) per ordinary share	**57,266**	68,038
	109,797	117,540

At a meeting held on 21st April 2005, the directors proposed a final dividend of HK$0.009 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained profits for the year ending 31st December 2005.

11 Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$330,823,000 (2003: HK$300,653,000).

The basic earnings per share is based on the weighted average number of 6,318,186,352 (2003: 6,146,494,166) ordinary shares in issue during the year. The diluted earnings per share is based on 6,424,401,643 (2003: 6,223,195,777) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average number of 106,215,291 (2003: 76,701,611) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

12 Staff costs (including directors' emoluments)

	2004	2003
	HK$'000	HK$'000
Wages and salaries	**221,989**	198,757
Pension costs (defined contribution plans)	**38,528**	22,585
Medical benefits costs (defined contribution plans)	**5,492**	4,561
Social security costs	**15,674**	14,405
Termination benefits	**1,554**	763
Staff welfare	**16,405**	18,315
	299,642	259,386

Pension scheme arrangements

The Group operates a pension scheme for Hong Kong employees. The scheme is a defined contribution scheme and is administered by independent trustees. In relation to each employee, the employee contributes 5 per cent and the Group contributes 5 per cent to 15 per cent of the employee's basic salary to the scheme. There were no significant forfeited contributions in respect of employees who left the scheme prior to vesting fully in the contributions during the year and as at 31st December 2004 (2003: Nil).

The Group participates in the Mandatory Provident Fund Scheme ("MPF" Scheme) for Hong Kong employees. The Group's MPF Scheme contributions are at 5 per cent of the employee's relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinance up to a maximum of HK$1,000 per employee per month. The employees also contribute a corresponding amount to the MPF Scheme if their relevant income is more than HK$5,000 per month. The MPF contributions are fully and immediately vested in the employees as accrued benefits once they are paid.

12 Staff costs (including directors' emoluments) (cont'd)

Pension scheme arrangements (cont'd)

Subsidiaries of the Company in China are required to participate in a defined contribution retirement plan organised by the Guangzhou Municipal People's Government. All Chinese workers are entitled to a pension equal to a fixed proportion of their ending basic salary amount at their retirement date except for a substantial number of staff members of five subsidiaries in China who are employed by Guangzhou Highways Development Company ("GHDC"), the local partner, pursuant to highways management agreements (the "Management Agreements") executed between these subsidiaries and GHDC. Pursuant to the Management Agreements, details of which are disclosed in note 39(b) to the accounts, GHDC assumes full responsibility for the salaries and all statutory benefits, insurance and welfare funds required to be paid pursuant to relevant laws and regulations of China to the staff members and workers employed by GHDC to perform their duties required under the Management Agreements. The other subsidiaries are required to make contributions to the retirement plan at the rates of 16 per cent to 24 per cent of the basic salaries of their staff members.

The Group's contribution is charged to its profit and loss account and expenses incurred by the Group for the year amounted to HK$38,528,000 (2003: HK$21,363,000).

13 Directors' and senior management's emoluments

(a) The aggregate amounts of emoluments paid or payable to the Directors of the Company are as follows:

	2004 **HK$'000**	2003 HK$'000
Fees (note (i))	**86**	76
Other emoluments:		
Basis salaries, housing allowances, other allowances and benefits in kind	**5,767**	8,004
Discretionary bonuses	**10,772**	7,434
Directors' pension	**109**	162
	16,734	15,676

Note:

(i) Directors' fees represent amounts paid to independent non-executive Directors.

13 Directors' and senior management's emoluments (cont'd)

(b) The emoluments of the Directors fell within the following bands:

Emoluments bands	Number of directors 2004	2003
Nil - HK$1,000,000	**5**[1]	12[1]
HK$1,000,001 - HK$1,500,000	**1**	2
HK$1,500,001 - HK$2,000,000	**2**	2
HK$2,000,001 - HK$2,500,000	**1**	3
HK$2,500,001 - HK$3,000,000	**1**	—
HK$3,000,001 - HK$3,500,000	**1**	—
HK$3,500,001 - HK$4,000,000	**1**	—
	12	19

[1] Included three (2003: two) independent non-executive Directors.

No Directors waived emoluments in respect of the years ended 31st December 2004 and 2003. No emoluments were paid or payable by the Group as an inducement to join or upon joining the Group, or as compensation for loss of office during the years ended 31st December 2004 and 2003.

(c) The five individuals whose emoluments were the highest in the Group for the year ended 31st December 2004 are also directors whose emoluments are reflected in the analysis presented above.

14 Interests in toll highways and bridges

	Group		
	Intangible operating rights	**Tangible infrastructure**	**Total**
	HK$'000	HK$'000	HK$'000
At 1st January 2004	1,750,864	348,783	2,099,647
Additions	3,121	—	3,121
Amortisation/depreciation charge	(88,945)	(12,447)	(101,392)
At 31st December 2004	1,665,040	336,336	2,001,376
At 31st December 2004			
Cost	2,146,227	403,755	2,549,982
Accumulated amortisation/depreciation	(481,187)	(67,419)	(548,606)
Net book value	1,665,040	336,336	2,001,376
At 31st December 2003			
Cost	2,143,106	403,755	2,546,861
Accumulated amortisation/depreciation	(392,242)	(54,972)	(447,214)
Net book value	1,750,864	348,783	2,099,647

The intangible operating rights and tangible infrastructure are located in China.

15 Other intangible assets

	Group		
	Goodwill	Negative goodwill	Total
	HK$'000	HK$'000	HK$'000
At 1st January 2004	40,453	(575,706)	(535,253)
Amortisation charge	(3,674)	48,967	45,293
At 31st December 2004	36,779	(526,739)	(489,960)
At 31st December 2004			
Cost	51,310	(629,602)	(578,292)
Accumulated amortisation	(14,531)	102,863	88,332
	36,779	(526,739)	(489,960)
At 31st December 2003			
Cost	51,310	(629,602)	(578,292)
Accumulated amortisation	(10,857)	53,896	43,039
	40,453	(575,706)	(535,253)

16 Fixed assets

(a) Group

	Investment properties HK$'000	Other properties HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation							
At 1st January 2004	4,845,537	366,760	259,378	1,247,023	211,432	72,030	7,002,160
Additions	122,978	985	66,340	1,706	7,322	3,007	202,338
Transfer (to)/from properties held for/under development	(164,825)	46,260	—	—	—	—	(118,565)
Revaluation surplus	76,750	—	—	—	—	—	76,750
Transfer	(76,729)	73,904	—	—	—	—	(2,825)
Transfer upon completion	—	13,447	(237,413)	187,740	36,226	—	—
Disposals	(28,406)	(35,440)	—	(22,028)	(7,017)	(4,933)	(97,824)
At 31st December 2004	4,775,305	465,916	88,305	1,414,441	247,963	70,104	7,062,034
Accumulated deprecation							
As 1st January 2004	—	106,198	—	470,436	128,822	45,622	751,078
Charge for the year	—	15,809	—	106,773	19,987	5,998	148,567
Transfer	—	(2,825)	—	—	—	—	(2,825)
Disposals	—	(20,585)	—	(25,549)	(1,941)	(3,341)	(51,416)
At 31st December 2004	—	98,597	—	551,660	146,868	48,279	845,404
Net book value							
At 31st December 2004	4,775,305	367,319	88,305	862,781	101,095	21,825	6,216,630
At 31st December 2003	4,845,537	260,562	259,378	776,587	82,610	26,408	6,251,082

16 Fixed assets (cont'd)

(b) Company

	Investment properties HK$'000	Other properties HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation					
At 1st January 2004	9,375	14,338	9,234	4,465	37,412
Additions	—	—	765	—	765
Revaluation surplus	2,200	—	—	—	2,200
Transfer	(1,275)	1,275	—	—	—
At 31st December 2004	10,300	15,613	9,999	4,465	40,377
Accumulated depreciation					
At 1st January 2004	—	4,630	8,149	4,059	16,838
Charge for the year	—	361	469	146	976
At 31st December 2004	—	4,991	8,618	4,205	17,814
Net book value					
At 31st December 2004	10,300	10,622	1,381	260	22,563
At 31st December 2003	9,375	9,708	1,085	406	20,574

16 Fixed assets (cont'd)

(c) The Group's and the Company's interests in investment properties and other properties at their net book values are analysed as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong, held on:				
Leases of between 10 to 50 years	**724,500**	720,000	**—**	—
Leases of over 50 years	**131,850**	156,416	**20,747**	18,900
Outside Hong Kong*, held on:				
Leases of between 10 to 50 years	**25,524**	183	**175**	183
Leases of over 50 years	**4,260,750**	4,229,500	**—**	—
	5,142,624	5,106,099	**20,922**	19,083

* Properties outside Hong Kong mainly comprise properties located in China.

(d) Investment properties of the Group and the Company were revalued at 31st December 2004 on the basis of their open market value as determined by independent firm of professional surveyor, Greater China Appraisal Limited, employed by the Group. Other fixed assets of the Group and the Company are stated at cost less accumulated depreciation.

(e) As at 31st December 2004, the net book values of fixed assets held under finance leases by the Group and the Company amounted to HK$83,000 (2003: HK$46,000).

17 Investments in subsidiaries

	Company	
	2004	2003
	HK$'000	HK$'000
Investments in unlisted shares, at cost	**29,332**	36,587
Amounts due from subsidiaries (note (a))	**9,928,354**	9,814,643
	9,957,686	9,851,230
Amounts due to subsidiaries (note (b))	**(377,464)**	(354,938)

(a) The amounts due from subsidiaries are unsecured and have no fixed terms of repayments. Except for the amounts of approximately HK$7,405,982,000 (2003: approximately HK$7,353,575,000) which are interest-free, all amounts due from subsidiaries are interest bearing at 2.5 to 5.5 per cent per annum.

(b) The amounts due to subsidiaries are unsecured and have no fixed terms of repayments. Except for the amounts of approximately HK$31,464,000 (2003: approximately HK$31,445,000) which are interest-free, all amounts due to subsidiaries are interest bearing at Hong Kong Interbank Offered Rate (HIBOR) plus 0.6 per cent to HIBOR plus 1.25 per cent per annum.

(c) Details of the principal subsidiaries of the Company as at 31st December 2004 are set out on pages 79 to 90.

(d) None of the subsidiaries had any loan capital in issue at any time during the year ended 31st December 2004 (2003: Nil).

18 Interests in jointly controlled entities

	Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**470,976**	384,439
Goodwill on acquisition of a jointly controlled entity less accumulated amortisation	**20,077**	20,265
	491,053	404,704
Amounts due from jointly controlled entities (note (a))	**188,843**	411,825
Less: provision for amount due from jointly controlled entities	**(33,179)**	(18,465)
	155,664	393,360
	646,717	798,064
Amounts due to jointly controlled entities (note (a))	**(123,442)**	(75,340)

(a) The amounts due from/(to) jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment.

(b) As at 31st December 2004, Guangzhou Western Second Ring Expressway Co Ltd of which 35% interest is held by the GZI Transport Ltd, a subsidiary of the Group, had a capital commitment of HK$2,528,000,000.

(c) Details of the principal jointly controlled entities of the Group as at 31st December 2004 are set out on page 91.

19 Interests in associated companies

	Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**747,987**	651,060
Goodwill on acquisition of associated companies less accumulated amortisation	**158,083**	164,670
	906,070	815,730
Loans receivable from associated companies (note (a))	**787,421**	872,606
Amounts due from associated companies (note (b))	**86,765**	84,681
Less: provision for amount due from an associated company	**(19,908)**	(19,908)
	854,278	937,379
	1,760,348	1,753,109
Amounts due to associated companies (note (b))	**(112,150)**	(112,221)

19 Interests in associated companies (cont'd)

(a) Except for loans in aggregate amount of HK$568,414,000 (2003: HK$653,816,000) which bear interest at prevailing Hong Kong dollars prime rates ranging of 5 to 5.125 per cent per annum; US dollars prime rates ranging from 4 to 5.25 per cent per annum and lending rates of financial institutions in China ranging from 5.31 to 6.12 per cent per annum, the remaining balance are unsecured, interest-free and have no fixed terms of repayment.

(b) Amounts due from/(to) associated companies are unsecured, interest-free and have no fixed terms of repayment.

(c) Details of the principal associated companies of the Group as at 31st December 2004 are set out on page 92.

20 Other investments

	Group	
	2004	2003
	HK$'000	HK$'000
Other investments, at cost	**317,555**	316,059
Less: Accumulated impairment losses	**(56,208)**	(56,208)
	261,347	259,851

Other investments mainly represent the Group's investments in co-operative joint ventures established in China for the development and management of highways and the development of properties.

21 Properties held for/under development and properties held for sale

Properties held for development include certain land parcels pending development. The amount of properties held for/under development and properties held for sale of the Group carried at net realisable value is approximately HK$2,130,000,000 (2003: approximately HK$2,575,000,000).

22 Inventories

	Group	
	2004	2003
	HK$'000	HK$'000
Raw materials	**103,982**	59,113
Work-in-progress	**78,335**	113,327
Finished goods	**12,971**	47,687
	195,288	220,127

All inventories were stated at cost as at 31st December 2004 and 2003.

23 Amounts due from related companies and amounts due to minority shareholders of subsidiaries

(a) Amounts due from related companies and amounts due to minority shareholders of subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

(b) Details of the amounts due from related companies are:

	Group		
	2004 HK$'000	2003 HK$'000	Maximum balance outstanding during the year HK$'000
Due from related companies			
Amounts due from related companies, which are beneficially owned by the ultimate holding company of the Company	**3,234**	3,678	3,766

24 Trade receivables

The Group has defined credit policies for different business. The credit terms of the Group are generally within three months. The ageing analysis of the trade receivables is as follows:

	Group	
	2004 **HK$'000**	2003 HK$'000
0 - 30 days	**174,569**	213,938
31 - 90 days	**76,788**	249,337
91 - 180 days	**81,345**	48,372
181 - 365 days	**43,789**	89,711
Over 1 year	**186,277**	65,736
	562,768	667,094

25 Bank and cash balances

Included in the bank and cash balances of the Group and the Company are deposits of approximately HK$757,369,000 (2003: HK$803,021,000) and HK$59,000 (2003: HK$4,026,000), respectively, denominated in Renminbi and placed with banks in China. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the China government.

As at 31st December 2004, the Group's bank deposits of HK$70,747,000 (2003: HK$56,143,000) were restricted in use pursuant to the regulations in relation to the pre-sales of properties in China.

26 Trade payables

Trade payables include trade balances with creditors and retention money payable on construction contracts.

The ageing analysis of the trade payables were as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
0 - 30 days	**32,433**	75,453
31 - 90 days	**70,560**	16,247
91 - 180 days	**24,008**	40,828
181 - 365 days	**65,755**	62,674
1 - 2 year	**39,243**	203,040
Over 2 years	**182,494**	49,358
	414,493	447,600

27 Share capital

	Number of shares '000	**HK$'000**
Authorised:		
10,000,000,000 ordinary shares of HK$0.10 each	10,000,000	1,000,000
Issued and fully paid:		
At 1st January 2003	6,118,102	611,810
Issue of shares for acquisition of subsidiaries	31,386	3,139
Issue of shares upon exercise of share options	99,230	9,923
At 31st December 2003	6,248,718	624,872
At 1st January 2004	6,248,718	624,872
Issue of shares upon exercise of share options (note a)	102,880	10,288
At 31st December 2004	6,351,598	635,160

Note:

(a) During the year, 102,880,000 ordinary shares of HK$0.1 each were issued upon the exercise of share options (see note 28).

28 Share options

On 26th June 2002, the Company has adopted a new share option scheme, under which it may grant options to employees (including directors of the Company) to subscribe for shares in the Company, subject to a maximum of 10 per cent of the number of shares in issue as at 26th June 2002. The exercise price will be determined by the Company's Board of Directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five business days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares.

As at 31st December 2004, there were outstanding options granted under an old share option scheme to subscribe for an aggregate of 9,626,000 shares of the Company. All options granted under the old share option scheme will continue to be valid and exercisable in accordance with the rules of the old share option scheme.

Particulars and movements of share options during the year are as follows:

			Number of share options				
Date of grant	Exercise period	Exercise price HK$	as at 1st January 2004 '000	granted '000	exercised '000	lapsed '000	as at 31st December 2004 '000
Old share option scheme							
4th September 1998	4th September 1998 - 3rd September 2004	0.3936	52,000	—	(46,600)	(5,400)	—
14th December 1999	14th December 1999 - 13th December 2005	0.5008	14,174	—	(4,548)	—	9,626
New share option scheme							
2nd May 2003	2nd May 2003 - 1st May 2013	0.4100	152,150	—	(42,970)	—	109,180
2nd June 2003	2nd June 2003 - 1st June 2013	0.5400	61,950	—	(1,800)	—	60,150
27th October 2003	27th October 2003 - 26th October 2013	0.8140	12,620	—	(216)	—	12,404
23rd December 2003	23rd December 2003 - 22nd December 2013	0.8460	100,632	—	(170)	(228)	100,234
23rd June 2004	23rd June 2004 - 22nd June 2014	0.6300	—	320,310	(6,576)	(1,320)	312,414
			393,526	320,310	(102,880)	(6,948)	604,008

29 Reserves

(a) Group

	Share premium HK$'000	Capital redemption reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2003	5,649,409	1,815	49,841	(80,183)	477,355	6,098,237
Net proceeds from issue of ordinary shares	57,969	—	—	—	—	57,969
Exchange differences	—	—	—	3,748	—	3,748
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	—	—	(66,070)	(66,070)
Release of reserve upon deemed disposal of certain interest in a subsidiary	—	—	(273)	(274)	—	(547)
Transfer	—	—	13,038	—	(13,038)	—
Profit attributable to shareholders	—	—	—	—	300,653	300,653
Dividends paid	—	—	—	—	(49,502)	(49,502)
At 31st December 2003	5,707,378	1,815	62,606	(76,709)	649,398	6,344,488
At 1st January 2004	5,707,378	1,815	62,606	(76,709)	649,398	6,344,488
Net proceeds from issue of ordinary shares	33,355	—	—	—	—	33,355
Exchange differences	—	—	—	(1,588)	—	(1,588)
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	—	—	(30,675)	(30,675)
Release of reserve upon deemed disposal of certain interest in a subsidiary	—	—	(1)	(2)	—	(3)
Provision for impairment of goodwill	—	—	—	—	43,533	43,533
Transfer	—	—	16,792	—	(16,792)	—
Profit attributable to shareholders	—	—	—	—	330,823	330,823
Dividends paid	—	—	—	—	(120,792)	(120,792)
At 31st December 2004	5,740,733	1,815	79,397	(78,299)	855,495	6,599,141
Representing:						
2004 Final dividend proposed					57,266	
Others					798,229	
Retained profits as at 31st December 2004					855,495	

29 Reserves (cont'd)

(b) Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2003	5,649,409	1,815	313,225	5,964,449
Net proceeds from issue of ordinary shares	57,969	—	—	57,969
Profit for the year	—	—	62,170	62,170
Dividends paid	—	—	(49,502)	(49,502)
At 31st December 2003	5,707,378	1,815	325,893	6,035,086
At 1st January 2004	5,707,378	1,815	325,893	6,035,086
Net proceeds from issue of ordinary shares	33,355	—	—	33,355
Profit for the year	—	—	100,356	100,356
Dividends paid	—	—	(120,792)	(120,792)
At 31st December 2004	5,740,733	1,815	305,457	6,048,005
Representing:				
2004 Final dividend proposed			57,266	
Others			248,191	
Retained profits as at 31st December 2004			305,457	

(c) Included in the Group's retained profits are retained profits amounting to HK$801,941,000 (2003: HK$613,138,000) and accumulated losses of HK$294,922,000 (2003: HK$265,856,000) which are attributable to associated companies and jointly controlled entities, respectively.

(d) Statutory reserves represent enterprise expansion and general reserve funds set up by the subsidiaries and associated companies in China. As stipulated by regulations in China, the Company's subsidiaries and associated companies established and operated in China are required to appropriate a portion of their after-tax profit (after offsetting prior year losses) to the enterprise expansion and general reserve funds, at rates determined by their respective boards of directors. According to the Foreign Investment Enterprises Accounting Standards in China, upon approval by the board, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion fund may be used for increasing capital. Included in the Group's statutory reserves is HK$538,000 (2003: HK$538,000) attributable to associated companies.

30 Long-term bank loans

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans				
Secured (note 38)	**3,372,134**	3,848,194	**2,204,233**	2,454,683
Unsecured	**735,030**	669,650	**117,000**	117,000
	4,107,164	4,517,844	**2,321,233**	2,571,683
Current portion of long-term bank loans	**(959,499)**	(875,394)	**(513,935)**	(367,452)
	3,147,665	3,642,450	**1,807,298**	2,204,231

At 31st December 2004, the long-term bank loans were repayable as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**959,499**	875,394	**513,935**	367,452
In the second year	**1,324,388**	878,627	**367,258**	396,934
In the third to fifth year	**1,823,277**	2,763,823	**1,440,040**	1,807,297
	4,107,164	4,517,844	**2,321,233**	2,571,683

31 Other long-term loans

Other long-term loans are repayable over the following periods:

(a) Group

	2003					
	Obligations under finance leases HK$'000	Loans from the ultimate holding company HK$'000	Loans from related companies HK$'000	Loans from minority shareholders of subsidiaries HK$'000	Other loans HK$'000	Total HK$'000
Within one year	14	—	—	—	—	14
In the second year	29	—	—	—	—	29
In the third to fifth year	—	220,595	79,008	—	—	299,603
With no fixed repayment terms	—	10,066	65,809	561,420	15,600	652,895
	43	230,661	144,817	561,420	15,600	952,541
Less: Current portion of other long-term loans	(14)	—	—	—	—	(14)
	29	230,661	144,817	561,420	15,600	952,527
The balances are analysed as follows:						
Interest bearing	43	220,595	83,504	120,561	—	424,703
Non-interest bearing	—	10,066	61,313	440,859	15,600	527,838
	43	230,661	144,817	561,420	15,600	952,541

31 Other long-term loans (cont'd)

(a) Group (cont'd)

	2004				
	Obligations under finance leases HK$'000	Loans from the ultimate holding company HK$'000	Loans from related companies HK$'000	Loans from minority shareholders of subsidiaries HK$'000	Total HK$'000
Within one year	25	—	—	—	25
In the second year	25	—	—	—	25
In the third to fifth year	28	267,459	—	—	267,487
With no fixed repayment terms	—	31,431	127,917	463,887	623,235
	78	298,890	127,917	463,887	890,772
Less: Current portion of other long-term loans	(25)	—	—	—	(25)
	53	298,890	127,917	463,887	890,747
The balances are analysed as follows:					
Interest bearing	—	267,459	84,535	120,561	472,555
Non-interest bearing	78	31,431	43,382	343,326	418,217
	78	298,890	127,917	463,887	890,772

Except for an aggregate amount of HK$120,561,000 (2003: HK$120,561,000) which bears interest at the prevailing lending rates of financial institutions in China ranging from 5.76 to 6.12 per cent per annum, the interest bearing balances bear interest at HIBOR plus 1 per cent per annum.

31 Other long-term loans (cont'd)

(b) Company

	2004				2003			
	Obligations under finance lease HK$'000	Loans from a ultimate holding company HK$'000	Loan from a related company HK$'000	Total HK$'000	Obligations under finance lease HK$'000	Loans from a ultimate holding company HK$'000	Loan from a related company HK$'000	Total HK$'000
Within one year	25	—	—	25	14	—	—	14
In the second year	25	—	—	25	29	—	—	29
In the third to fifth year	28	361,907	84,535	446,470	—	252,906	83,504	336,410
With no fixed repayment terms	—	61,180	1,673	62,853	—	7,944	1,467	9,411
	78	423,087	86,208	509,373	43	260,850	84,971	345,864
Less: Current portion of other long-term loans	(25)	—	—	(25)	(14)	—	—	(14)
	53	423,087	86,208	509,348	29	260,850	84,971	345,850
The balances are analysed as follows:								
Interest bearing	—	361,907	84,535	446,442	43	252,906	83,504	336,453
Non-interest bearing	78	61,180	1,673	62,931	—	7,944	1,467	9,411
	78	423,087	86,208	509,373	43	260,850	84,971	345,864

The interest bearing balances bear interest at HIBOR plus 1 per cent per annum.

32 Deferred taxation

Deferred taxation are calculated in full on temporary differences under the liability method using the applicable income tax rate.

The movement on the deferred tax liabilities/(assets) account is as follows:

	2004	2003
	HK$'000	HK$'000
At 1st January	**3,611,475**	3,684,171
Deferred taxation credited to profit and loss account (note 8)	**(31,852)**	(31,968)
Taxation credited to equity	**(5,543)**	(40,728)
At 31st December	**3,574,080**	3,611,475

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax assets:

			Group		
	Different bases in reporting expenses with tax authorities	**Revaluation of properties**	**Tax loss**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2003	9,725	16,800	3,065	4,254	33,844
Credited/(charged) to profit and loss account	793	(1,645)	822	10,966	10,936
At 31st December 2003	10,518	15,155	3,887	15,220	44,780
At 1st January 2004	10,518	15,155	3,887	15,220	44,780
Credited to profit and loss account	11,230	—	5,536	685	17,451
At 31st December 2004	21,748	15,155	9,423	15,905	62,231

32 Deferred taxation (cont'd)

Deferred tax liabilities:

	Group				
	Revaluation of properties	Different bases in reporting revenue and expenses with tax authorities	Accelerated depreciation	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2003	3,604,233	76,576	24,810	12,396	3,718,015
Charged/(credited) to profit and loss account	(97,757)	84,984	(16,319)	8,060	(21,032)
Credited to retained profits	(40,728)	—	—	—	(40,728)
At 31st December 2003	3,465,748	161,560	8,491	20,456	3,656,255
At 1st January 2004	3,465,748	161,560	8,491	20,456	3,656,255
Charged/(credited) to profit and loss account	(81,366)	71,603	(218)	(4,420)	(14,401)
Credited to retained profits	(5,543)	—	—	—	(5,543)
At 31st December 2004	3,378,839	233,163	8,273	16,036	3,636,311

Deferred income tax assets are recognised for tax loss carry forwards and the revaluation of properties to the extent that realisation of the related tax benefit through the future taxation profits is probable. As at 31st December 2004, the Group has unrecognised tax losses of HK$967 million (2003: HK$752 million) for Hong Kong profits tax purposes with no expiry date and unrecognised tax benefits arising from revaluation of properties of HK$251 million (2003: HK$459 million).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2004	2003
	HK$'000	HK$'000
Deferred tax assets		
- Hong Kong profits tax	**10,054**	12,712
- China enterprise income tax	**46,145**	26,349
	56,199	39,061
Deferred tax liabilities		
- Hong Kong profits tax	**15,648**	19,449
- China enterprise income tax	**1,576,982**	1,506,745
- China land appreciation tax	**2,037,649**	2,124,342
	3,630,279	3,650,536

33 Notes to the consolidated cash flow statement

(a) **Reconciliation of profit from operations to net cash inflow generated from operations:**

	2004 HK$'000	2003 HK$'000
Profit from operations	**743,486**	721,591
Depreciation and amortisation	**211,441**	184,280
Loss on disposal/deemed disposal of certain interests in a subsidiary	**481**	95,940
Loss on disposal of fixed assets	**6,436**	27,628
Loss on disposal of other investments	**—**	1,059
Interest income	**(5,587)**	(8,450)
Dividend income	**(14,904)**	(3,483)
Revaluation surplus on investment properties	**(76,750)**	(165,840)
(Write-back)/write-down of properties held for/under development to net realisable value	**(44,546)**	5,805
Operating profit before working capital changes	**820,057**	858,530
Net decrease in properties held for/under development and properties held for sale	**857,212**	982,306
Decrease/(increase) in inventories	**24,839**	(28,438)
Increase in trade receivables, other receivables, prepayments and deposits including amounts due from related companies	**(63,133)**	(71,033)
Decrease in trade payables, other payables and accrued charges	**(206,700)**	(749,618)
Net cash inflow generated from operations	**1,432,275**	991,747

33 Notes to the consolidated cash flow statement (cont'd)

(b) Deemed acquisition/ purchase of subsidiaries

	2004	2003
	HK$'000	HK$'000
Net assets acquired		
Fixed assets	—	17,685
Other investments	—	1,402
Interest in jointly controlled entity	**(24,242)**	—
Amount due from a jointly controlled entity	**(350,628)**	—
Properties held for/under development	**471,115**	—
Inventories	—	21,938
Other receivables, prepayments and deposits	**10,966**	18,587
Bank balances and cash	**2,339**	16,683
Trade payables, other payables and accrued charges	**(81,728)**	(15,330)
Minority interests (note 33(d))	**(27,822)**	(617)
Bank loans	—	(28,037)
	—	32,311
Negative goodwill arising from the acquisition	—	(5,005)
Total cost of acquisition	—	27,306
Satisfied by:		
Issue of shares	—	27,306
Total cost of acquisition	—	27,306

In connection with the changes of terms on the joint venture agreement, a jointly controlled entity became a subsidiary of the Group. As there was no change in the shareholding interest attributable to the Group, the Group did not pay any consideration for the deemed acquisition.

The subsidiaries acquired during the year contributed HK$36 million cash outflow from operating activities (2003: outflow of HK$3 million), nil from investing activities (2003: outflow of HK$1 million) and HK$37 million inflow from financing activities (2003: nil).

33 Notes to the consolidated cash flow statement (cont'd)

(b) Deemed acquisition/purchase of subsidiaries (cont'd)

Analysis of net inflow of cash and cash equivalents in respect of the deemed acquisition/purchase of subsidiaries

	2004	2003
	HK$'000	HK$'000
Cash consideration	**—**	—
Bank balances and cash acquired	**2,339**	16,683
Net inflow of cash and cash equivalents in respect of the deemed acquisition/purchase of subsidiaries	**2,339**	16,683

(c) Disposal of certain interests in subsidiaries

	2004	2003
	HK$'000	HK$'000
Net asset value of the Group's interests disposed of	**—**	18,494
Negative goodwill released upon disposal	**—**	(8,857)
Loss on disposal	**—**	(998)
Net inflow of cash and cash equivalents in respect of the disposal of certain interests in subsidiaries	**—**	8,639

33 Notes to the consolidated cash flow statement (cont'd)

(d) Analysis of changes in financing

	Share capital (including share premium) HK$'000	Convertible bonds HK$'000	Bank loans HK$'000	Amounts due to associated companies and jointly controlled entities HK$'000	Amounts due to minority shareholders of subsidiaries and other long-term loans HK$'000	Minority interests HK$'000
At 1st January 2003	6,261,219	200,623	6,763,073	185,162	764,922	3,403,865
Issue of ordinary shares for purchase of subsidiaries	27,306	—	—	—	—	—
Issue of ordinary shares for cash	43,725	—	—	—	—	—
Redemption of convertible bonds	—	(200,623)	—	—	200,623	—
Premium on redemption of convertible bonds	—	—	—	—	1,950	—
Capital contribution from minority shareholders of subsidiaries	—	—	—	—	—	6,037
Increase in shareholdings of subsidiaries	—	—	—	—	—	(244,177)
Acquisition of subsidiaries	—	—	28,037	—	—	617
Decrease in shareholdings of a subsidiary	—	—	—	—	—	18,494
Minority interest share of profits	—	-	—	—	—	213,680
Deemed disposal of certain interests in a subsidiary	—	—	—	—	—	152,307
Minority interest share of exchange reserve	—	—	—	—	—	668
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	—	(129,377)
Transfer from minority interests	—	—	—	—	344	(344)
New borrowings	—	—	2,252,575	2,399	183,093	—
Repayments	—	—	(3,005,352)	—	(19,356)	(46,948)
At 31st December 2003	6,332,250	—	6,038,333	187,561	1,131,576	3,374,822

33 Notes to the consolidated cash flow statement (cont'd)

(d) **Analysis of changes in financing** (cont'd)

	Share capital (including share premium) HK$'000	Bank loans HK$'000	Amounts due to associated companies and jointly controlled entities HK$'000	Amounts due to minority shareholders of subsidiaries and other long-term loans HK$'000	Minority interests HK$'000
At 1st January 2004	6,332,250	6,038,333	187,561	1,131,576	3,374,822
Issue of ordinary shares for cash	43,643	—	—	—	—
Capital contribution from minority shareholders of subsidiaries	—	—	—	—	4,476
Minority interest share of profits	—	—	—	—	280,947
Deemed acquisition of a subsidiary (note 33(b))	—	—	—	—	27,822
Deemed disposal of certain interests of a subsidiary	—	—	—	—	799
Minority interest share of exchange reserve	—	—	—	—	(2,066)
Dividends paid to minority shareholders of subsidiaries	—	—	—	—	(218,993)
New borrowings	—	932,996	48,031	177,745	—
Repayments	—	(1,801,602)	—	(231,818)	—
At 31st December 2004	6,375,893	5,169,727	235,592	1,077,503	3,467,807

34 Commitments under operating leases

The Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings (mainly arising from the related party transactions referred to in note 39(a)) as follows:

	2004 HK$'000	2003 HK$'000
Not later than one year	**26,380**	31,591
Later than one year and not later than five years	**97,388**	85,560
Later than five years	**215,354**	254,977
	339,122	372,128

The Company did not have any commitment under operating leases at 31st December 2004 (2003: Nil).

35 Future minimum rental payments receivable

At 31st December 2004, the Group and the Company had future minimum rental payments receivable under non-cancellable leases as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Not later than one year	**296,187**	331,295	**70**	28
Later than one year and not later than five years	**495,792**	527,200	**—**	—
Later than five years	**12,803**	129,839	**—**	—
	804,782	988,334	**70**	28

36 Other commitments

	Group	
	2004	2003
	HK$'000	HK$'000
Capital commitments in respect of fixed assets:		
Contracted but not provided for	**14,359**	16,755
Authorised but not contracted for	**—**	—
	14,359	16,755

At 31st December 2004, the Group had financial commitments in respect of equity capital to be injected to a jointly controlled entity of approximately HK$247,990,000 (2003: Nil).

37 Contingent liabilities

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
(a) Guarantees for mortgage facilities granted to certain buyers of the Group's properties (note)	**250,520**	117,052	—	—
(b) Guarantees for banking and loan facilities granted to subsidiaries	—	—	**390,215**	694,915
	250,520	117,052	**390,215**	694,915

(c) At 31st December 2004 and 2003, the Group has pledged its income to be derived from its 24.3 per cent effective interest in an associated company to a bank in favour of a joint venture partner in this associated company (the "Joint Venture Partner"), in respect of the repayment of a bank loan by the Joint Venture Partner amounting to Rmb500 million (approximately HK$467 million) and interest thereon (collectively referred to as "Relevant Loan").

A counter-indemnity has been provided by the Joint Venture Partner to the Group against all liabilities arising from such pledge. In addition, Yue Xiu has issued an indemnity to the Group under which any shortfall between the counter indemnity give by the Joint Venture Partner and the Relevant Loan to the bank will be satisfied/paid by Yue Xiu if the counter-indemnity given by the Joint Venture Partner to the Group is insufficient to cover the Relevant Loan.

Note:

The Group has arranged bank financing for certain purchasers of property units and provided guarantees to secure obligations of such purchasers for repayments. Such guarantees terminate upon issuance of the real estate ownership certificate.

38 Pledge of assets

At 31st December 2004, certain banking facilities and loans granted to the Group and the Company were secured by the following:

(a) certain of the Group's properties held for/under development, properties held for sale and investment properties with an aggregate carrying value of HK$514 million (2003: HK$665 million), HK$291 million (2003: HK$246 million and HK$3,230 million (2003: HK$3,573 million) respectively;

(b) floating charge over certain assets of certain subsidiaries with aggregate net book value (excluding intercompany loans) of HK$4,086 million (2003: HK$3,849 million);

(c) mortgages of the Group's shareholdings in certain subsidiaries; and

(d) charge over certain intercompany loans with an aggregate amount of HK$3,648 million (2003: HK$3,573 million).

39 Related party transactions

Significant related party transactions entered into in the normal course of the Group's business are as follows:

	2004 HK$'000	2003 HK$'000
Rental and utility expenses paid to a minority shareholder of a subsidiary (note (a))	**260,384**	186,303
Toll highways management fee paid and payable to a minority shareholder of subsidiaries (note (b))	**62,235**	62,223
Rental expenses and property management fee paid to the ultimate holding company (note (c))	**1,025**	1,056
Interest expenses paid to a minority shareholder of a subsidiary (note (d))	**4,643**	—

Notes:

(a) On 17th October 2002, the Group entered into a lease contract and a utilities supply contract with Guangzhou Paper Holdings Limited whereby Guangzhou Paper Holdings Limited agreed to lease certain fixed assets to the Group for 20 years at a monthly rental of RMB1,446,000 (equivalent to approximately HK$1,364,000) and to supply electricity, water and steam to the Group for 20 years at certain pre-determined rates. The shareholders of the Company approved these transactions in an extraordinary general meeting held on 25th November 2002.

(b) On 6th September 2004, management agreements in respect of toll road management fee were entered into between Guangzhou Highways Development Company ("GHDC"), a minority shareholder of subsidiaries, and certain subsidiaries engaging in the operation of toll highways in China, whereby GHDC carries out the day-to-day routine operational and maintenance services of the Guangshan Highway, Guangshen Highway, Guangcong Highway Section I and II, Provincial Highway 1909 and Guanghua Highway respectively including the collection of toll charges and repairs and maintenance in return for a fixed sum to be predetermined annually. Particulars of these management agreements have been published in a joint announcement dated 6th September 2004 issued by the Company and GZI Transport Limited.

(c) Property management fee charged at HK$51,000 for the year and rental expenses charged at HK$88,000 per month from January to October and HK$47,000 per month from November to December (2003: HK$88,000 per month) were paid to Yue Xiu Enterprises (Holdings) Limited, the ultimate holding company.

(d) Advance from Guangzhou Paper Holdings Limited, a minority shareholder of a subsidiary, bore interest at 5.31 per cent per annum during the year.

40 Ultimate holding company

The Directors regard Yue Xiu Enterprises (Holdings) Limited, a company incorporated in Hong Kong, as being the ultimate holding company.

41 Approval of accounts

The accounts were approved by the Board of Directors on 21st April 2005.

Principal subsidiaries

As at 31st December 2004, the Company held shares/interests in the following principal subsidiaries:

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	Indirect	Direct	Indirect	
Able Step Investment Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	—	Property investment
Beexiu Industrial (Shenzhen) Co., Ltd.	China, limited liability company	Registered capital HK$7,000,000	—	**100**	—	100	Property development
Better Wealth Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
Bond Master Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	—	Property investment
Bright Rise Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Charcon Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Charm Smart Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
Companhia de Fomento Predial Yue Xiu (Macau), Limitada	Macau	1 share of MOP198,000 and 1 share of MOP2,000	—	**100**	—	100	Property development
Companhia de Gestao Imobiliaria Hang Sao, Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property management
Crystal Path Investment Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	—	Property investment
Dalian Perfect Base Property Development Co., Ltd.	China, limited liability company	Registered capital US$7,500,000	—	**100**	—	100	Property development
Elsburg Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Eternal Fine International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	Indirect	Direct	Indirect	
Ever Famous International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
First-Win Group Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
Front Riches Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Fundscore Development Limited	Hong Kong	500,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Glow Bright Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Goldtech Worldwide Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
Grand System Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Green Park Development Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	—	Property investment
Guangzhou Bright Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB88,315,800	—	**95**	—	95	Property development
Guangzhou Carry Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
Guangzhou Central Funds City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB37,236,300	—	**95**	—	95	Property development
Guangzhou Charcon Real Estate Co., Ltd.	China, limited liability company	Registered capital HK$259,670,000	—	**100**	—	100	Property development
Guangzhou Charfar Real Estate Company Limited	China, limited liability company	Registered capital RMB111,450,000	—	**75**	—	75	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	Indirect	Direct	Indirect	
Guangzhou Charho Real Estate Company Limited	China, limited liability company	Registered capital US$5,000,000	—	**100**	—	100	Property development
Guangzhou City Construction & Development Co. Ltd.	China, limited liability company	Registered capital RMB1,631,012,700	—	**95**	—	95	Property development
Guangzhou City Construction & Development Consulting Ltd.	China, limited liability company	Registered capital RMB2,145,800	—	**98.13**	—	98.13	Consulting services in property development
Guangzhou City Construction & Development Decoration Ltd.	China, limited liability company	Registered capital RMB35,882,800	—	**98.62**	—	98.62	Decoration and design
Guangzhou City Construction & Development Group Nansha Co. Ltd.	China, limited liability company	Registered capital RMB8,000,000	—	**95**	—	95	Property development
Guangzhou City Construction & Development Homecity Supermarket Ltd	China, limited liability company	Registered capital RMB33,178,900	—	**98.13**	—	98.13	Supermarket operator
Guangzhou City Construction & Development Jingcheng Property Co. Ltd.	China, limited liability company	Registered capital RMB13,712,500	—	**95**	—	95	Property development
Guangzhou City Construction & Development Property Ltd.	China, limited liability company	Registered capital RMB12,994,800	—	**95**	—	95	Property development and investment
Guangzhou City Construction & Development Supervising Ltd.	China, limited liability company	Registered capital RMB8,921,500	—	**65**	—	65	Project management

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	**Indirect**	Direct	Indirect	
Guangzhou City Construction & Development Weicheng Enterprise Ltd.	China, limited liability company	Registered capital RMB955,300	—	**80**	—	80	Property investment
Guangzhou City Construction & Development Xingye Property Agent Ltd.	China, limited liability company	Registered capital RMB37,520,000	—	**52**	—	52	Real estate agency
Guangzhou Construction & Development Holdings (China) Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	100	—	Investment holding
Guangzhou Cowan City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
Guangzhou Eastern Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB12,734,400	—	**95**	—	95	Property development
Guangzhou Faithbond City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB16,231,400	—	**95**	—	95	Property development
Guangzhou Grandcity Automobile Services Co.	China, limited liability company	Registered capital RMB2,730,600	—	**81.26**	—	81.26	Car parking management
Guangzhou Grandcity Development Ltd.	China, limited liability company	Registered capital RMB539,578,600	—	**100**	—	100	Property development
Guangzhou Guangxiu City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB18,287,700	—	**95**	—	95	Property development
Guangzhou Honour City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB16,386,800	—	**95**	—	95	Property development
Guangzhou Investment (China Property) Company Limited	British Virgin Islands	5,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2004 Direct	2004 Indirect	2003 Direct	2003 Indirect	Principal activities
Guangzhou Investment Finance Company Limited	Hong Kong	2 Ordinary shares of HK$1 each	**100**	—	100	—	Financial services
Guangzhou Investment (HK Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
Guangzhou Investment (Macau Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
Guangzhou Investment Property Holdings Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	100	—	Investment holding
Guangzhou Jieyacheng Real Estate Development Co., Ltd.	China, limited liability company	Registered capital HK$92,000,000	—	**92**	—	92	Property development
Guangzhou Keen Asia City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	**95**	—	95	Property development
Guangzhou May Hua City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB12,853,900	—	**95**	—	95	Property development
Guangzhou Million Top City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
* Guangzhou Nanxin Highways Development Company Limited	China, limited liability company	Registered capital RMB141,463,000	—	**27.46**	—	27.47	Development and management of Guangshen Highway linking Guangzhou and Shenzhen
Guangzhou Paper Co., Ltd.	China, limited liability company	Registered capital RMB924,680,000	—	**51**	—	51	Manufacture and sale of newsprint

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	Indirect	Direct	Indirect	
Guangzhou Perfect City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,448,600	—	95	—	95	Property development
* Guangzhou Qiaowei Highways Development Company Limited	China, limited liability company	Registered capital RMB12,326,000	—	34.33	—	34.34	Investment holding
Guangzhou Seaport City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB23,074,600	—	95	—	95	Property development
Guangzhou Sincere Land City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	95	—	95	Property development
* Guangzhou Suiqiao Development Company Limited	China, limited liability company	Registered capital RMB1,000,000	—	34.33	—	34.34	Investment holding
Guangzhou Sun Peak City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,440,300	—	95	—	95	Property development
* Guangzhou Taihe Highways Development Company Limited	China, limited liability company	Registered capital RMB155,980,000	—	27.46	—	27.47	Development and management of Guangcong Highway Section I linking Guangzhou and Conghua
* Guangzhou Tailong Highways Development Company Limited	China, limited liability company	Registered capital RMB116,667,000	—	17.50	—	17.51	Development and management of Guangcong Highway Section II linking Guangzhou and Conghua, and Provincial Highway 1909 linking Conghua and Longtan

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2004 Direct	2004 Indirect	2003 Direct	2003 Indirect	Principal activities
Guangzhou Talent Gather City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Tiyu Building Company Limited	China, limited liability company	Registered capital US$26,700,000	—	**100**	—	100	Property development and investment
Guangzhou Top Jade City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Tung Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Unionwin City Real Estates Co. Ltd	China, limited liability company	Registered capital RMB19,776,700	—	**95**	—	95	Property development
* Guangzhou Weian Highways Development Company Limited	China, limited liability company	Registered capital RMB175,750,000	—	**27.46**	—	27.47	Development and management of Guangshan Highway linking Guangzhou and Shantou
Guangzhou White Horse Clothings Market Ltd.	China, limited liability company	Registered capital RMB118,873,900	—	**76.33**	—	76.33	Property investment
Guangzhou Winbase City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Winner City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
Guangzhou Xingcheng Enterprise Development Ltd.	China, limited liability company	Registered capital RMB154,612,700	—	**95**	—	95	Property investment

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	**Indirect**	Direct	Indirect	
* Guangzhou Xinguang Highways Development Company Limited	China, limited liability company	Registered capital RMB143,333,000	**—**	**18.88**	—	18.89	Development and management of Guanghua Highway linking Guangzhou and Huadu
Guangzhou Yicheng Property Management Ltd.	China, limited liability company	Registered capital RMB3,403,700	**—**	**85.68**	—	85.68	Property management
Guangzhou Yieldwise City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	**—**	**95**	—	95	Property development
* Guangzhou Yue Peng Information Ltd.	China, limited liability company	Registered capital RMB160,000,000	**—**	**34.33**	—	34.33	Investment holding
Guangzhou Yue Xiu Property Management Company Limited	China, limited liability company	Registered capital RMB1,000,000	**—**	**60**	—	60	Property management
Guangzhou Ziwei City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB59,618,800	**—**	**95**	—	95	Property development
GZI Transport (Holdings) Limited	British Virgin Islands	1,848,497,550 Ordinary shares of HK$1 each	**—**	**51**	—	51	Investment holding
* GZI Transport Limited	Bermuda	1,114,649,530 Ordinary shares of HK$0.1 each	**0.01**	**34.32**	0.01	34.33	Investment holding
Honstar Investments Limited	British Virgin Islands	1 Ordinary share of US$1 each	**—**	**100**	—	100	Investment holding
* Hunan Yue Tung Highway and Bridge Development Company Limited	China, limited liability company	Registered capital RMB21,000,000	**—**	**25.75**	—	25.76	Development and management of Xiang Jiang Bridge II in Hunan Province

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	Indirect	Direct	Indirect	
Intro-Win Development Limited	Hong Kong	5,000,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Jamsin Limited	Hong Kong	2 Ordinary shares of HK$1 each	**100**	—	100	—	Property holding
Jankon International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Jumbo Good Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Jumbo King Development Limited	Hong Kong, Singapore	2 Ordinary shares of HK$1 each	**100**	—	100	—	Property investment
Kam Hon Investment Company Limited	Hong Kong	10,000 Ordinary shares of HK$100 each	—	**100**	—	100	Investment holding
Kingswell Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	—	Property investment
* Kiu Fung Limited	British Virgin Islands	2 Ordinary shares of HK$1 each	—	**34.33**	—	34.34	Investment holding
Light Home Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Merry Growth Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Nation Harvest Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2004 Direct	2004 Indirect	2003 Direct	2003 Indirect	Principal activities
Pacific Max Industrial Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Perfect Base Development Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Raybeach Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Round Table Holdings Limited	British Virgin Islands	100 Ordinary shares of HK$1 each	**100**	—	100	—	Investment holding
* Shaanxi Jinxiu Transport Co., Limited	China, limited liability company	Registered capital RMB100,000,000	—	**34.33**	—	34.34	Development and management of Xian-Lintong Expressway in Shaanxi Province
Sino Peace Development Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	—	Property investment
Smart Rise Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
* Smart Top Enterprises Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**34.33**	—	34.34	Property holding
Sociedade de Fomento Predial Codo (Macau) Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2004 Direct	2004 Indirect	2003 Direct	2003 Indirect	Principal activities
Star Noble Enterprises Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	**100**	—	60	Investment holding
Super Gain Development Limited	British Virgin Islands	350,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Superland Development Ltd.	British Virgin Islands	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Takwill International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Top Health International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Viclong Company Limited	Hong Kong	100 Ordinary shares of HK$100 each	—	**100**	—	100	Property investment
Winston Investment Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	—	Property investment
Worldbest Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Yue Xiu APT Parking Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Car parking management
Yue Xiu Investment (China) Company Limited	China, limited liability company	Registered capital RMB39,015,773.09	**100**	—	100	—	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal activities
			2004		2003		
			Direct	**Indirect**	Direct	Indirect	
Yue Xiu Property Agency Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property agency services
Yue Xiu Property Consultants Limited	Hong Kong	100 Ordinary shares of HK$1 each and 500,000 Non-voting deferred shares of HK$1 each	—	**100**	—	100	Property management consultancy services
Yue Xiu Property Management Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Building management services

The above table includes the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

* These are subsidiaries as the Group's interests in these companies are held through subsidiaries which in turn hold more than 50% of the issued voting share capital in these companies.

Principal jointly controlled entities

As at 31st December 2004, the Group held the following principal jointly controlled entities:

Name of jointly controlled entity	Place of establishment and operation	Effective percentage of indirect interest in ownership/voting power/profit sharing 2004	2003	Principal activities
Guangdong Xinshidai Real Estate Ltd.	China	**45** **33.33** **44**	45 33.33 44	Property development
Guangzhou Northern Second Ring Expressway Co., Limited	China	**15.79** **40** **15.79**	15.80 50 15.80	Development and management of Guangzhou Northern Second Ring Expressway in Guangzhou
Guangzhou South House Property Industry Co., Ltd.	China	**30** **28.57** **30**	30 28.57 30	Property development and management
Guangzhou Western Second Ring Expressway Co., Limited	China	**12.02** **33** **12.02**	— — —	Development and management of Guangzhou Western Second Ring Expressway in Guangzhou
Hainan China City Property Development Co., Ltd.	China	**52** **57.14** **52**	31.20 28.57 31.20	Property development
Zhoushan Xinyuan Real Estate Development Co., Ltd.	China	**38** **33.33** **38**	38 33.33 38	Property development

Principal associated companies

As at 31st December 2004, the Group held shares/interests in the following principal associated companies:

Name of associated company	Place of incorporation/ establishment and operation	Effective percentage holding 2004	Effective percentage holding 2003	Principal activities
Companhia de Investimento Predial San Chee Lee, Limitada	Macau	**25**	25	Investment holding
Country Calm Investment and Development Company Limited	Macau	**50**	50	Property development
* Guangdong Humen Bridge Co., Ltd.	China	**8.58**	8.58	Development and management of Humen Bridge in Humen
* Guangdong Qinglian Highway Development Co., Ltd.	China	**8.10**	8.10	Development and management of National Highway 107 linking Qingyuan and Lianzhou
* Guangdong Shantou Bay Bridge Co., Ltd.	China	**10.30**	10.30	Development and management of Shantou Bay Bridge in Shantou
* Guangzhou Northring Freeway Co., Ltd.	China	**8.34**	8.34	Development and management of Guangzhou City Northern Ring Road
Guangzhou Xin Yue Real Estate Development Co. Ltd	China	**28.20**	28.20	Property development

* These are associated companies as the Group's interests in these companies are held through subsidiaries which in turn hold more than 20% of the issued voting share capital in these companies.

Advance to Entity

The advance made by the Group to the following entity exceeded 8.0 per cent of the Market Capitalisation (note 5) as at 31st December 2004 and are required to be disclosed under Rule 13.20 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as follows:

Name of the Entity	Percentage of indirect attributable interest held by the Company	Advances as at 31st December 2004 (Note 1)		Interest rate	Total
		Interest bearing (A) HK$ million	Non-interest bearing (B) HK$ million		(A + B) HK$ million
Guangdong Humen Bridge Co., Ltd.	8.58	525.0	—	*(Note 2)*	525.0

Financial Assistance to Affiliated Companies

The financial assistance provided by the Group to the affiliated companies of the Company which in aggregate exceeded 8.0 per cent of the Market Capitalisation (note 5) as at 31st December 2004 (the "Relevant Affiliated Companies") and are required to be disclosed under Rule 13.22 of the Listing Rules as follows:

Name of affiliated companies	Percentage of indirect attributable interest held by the Company	Advances as at 31st December 2004 (Note 1)		Interest rate	Total
		Interest bearing (A) HK$ million	Non-interest bearing (B) HK$ million		(A + B) HK$ million
Guangdong Humen Bridge Co., Ltd.	8.58	525.0	—	*(Note 2)*	525.0
Guangdong Qinglian Highway Development Co., Ltd.	8.10	—	219.0	—	219.0
Guangdong Shantou Bay Bridge Co., Ltd.	10.30	43.4	—	*(Note 3)*	43.4
Hainan China City Property Development Co. Ltd.	52.00	—	49.7	—	49.7
Guangdong Xinshidai Real Estate Ltd.	45.00	—	10.1	—	10.1
Zhoushan Xinyuan Real Estate Development Co., Ltd.	38.00	—	2.6	—	2.6
Total *(Note 4)*		568.4	281.4		849.8

Financial Assistance to Affiliated Companies (cont'd)

Notes:

(1) The advances were shareholders' loans representing part of the investment costs injected by the Group in proportion to the Group's equity interest in such entity and affiliated companies. These advances are unsecured and have no fixed term of repayment. There were no committed capital injections nor guarantees given to or for the above entity and affiliated companies.

(2) Of these interest-bearing advances, approximately HK$419.7 million was charged at US prime rate; approximately HK$105.2 million was charged at lending rates of financial institutions in China; and the remaining balance was charged at Hong Kong prime rate.

(3) Of these interest-bearing advances, approximately HK$9.1 million was charged at Hong Kong prime rate; and approximately HK$34.3 million was charged at lending rates of financial institutions in China.

(4) The total amount of financial assistance provided by the Group to the affiliated companies of the Company exceeded 8.0 per cent of the Market Capitalisation.

(5) Market Capitalisation means the market capitalisation of the Company as at 31st December 2004 amounting to HK$4,839,917,610 based on the total number of 6,351,597,914 shares of the Company in issue on 31st December 2004 and average closing price of HK$0.762 per share for the five business days immediately preceding 31st December 2004.

Pro Forma Combined Balance Sheet of Affiliated Companies

In accordance with Rule 13.22 of the Listing Rules, a pro forma combined balance sheet of the Company's Relevant Affiliated Companies as at 31st December 2004 and the Group's attributable interest therein are set out below:

	HK$'000
Long term assets	5,953,102
Current assets	544,783
Current liabilities	(152,774)
Long term liabilities	(4,126,080)
Net assets	2,219,031

	HK$'000
Attributable interest to the Group	
Net assets	268,280
Shareholder's loans receivable	849,821
Goodwill on acquisition less amortisation	158,083
	1,276,184

Disclosures Pursuant to Rule 13.21 of the Listing Rules

Reference was made to a term loan facility agreement dated 5th September 2001 ("2001 loan agreement") and an agreement supplemental to the 2001 loan agreement dated 7th September 2004 in respect of an extension of the final maturity to September 2005 for the outstanding principal amount of US$15,000,000, a HK$2,630 million loan agreement dated 23rd September 2002 with a final maturity in December 2007, a HK$100 million loan agreement dated 16th June 2003 with a final maturity in December 2005 and a HK$300 million loan agreement dated 23rd June 2003 with a final maturity in June 2008. In accordance with the terms of the aforementioned agreements, it is an event of default if Yue Xiu ceases to own (directly or indirectly) at least (in the case of the 2001 loan agreement) 40 per cent or (in the case of the other three loan agreements) 30 per cent of the issued share capital of the Company. The obligation has been complied with.

BOARD OF DIRECTORS

Executive directors

Ou Bingchang *(Chairman)*
Liang Yi
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun
Lau Hon Chuen Ambrose

COMPANY SECRETARY

Yu Tat Fung

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

WEBSITES TO ACCESS COMPANY INFORMATION

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

REGISTERED OFFICE

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

SHARE REGISTRAR

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

SHARE LISTING

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

INVESTOR RELATIONS

For further information about
Guangzhou Investment Company Limited,
please contact:
He Zili
Telephone : (852) 2511 6671
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

List of Major Property Projects in Guangzhou Municipality: For Sales in 2005

Project	Land Use	Available Sales Area (sq. m)	Location
* Phase 1 and 2 of Jiang Nan New Mansion No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential	49,400	Hai Zhu
* Phase I, II and III of Springland Garden Baogang South Street, Hai Zhu District, Guangzhou	Residential	50,100	Hai Zhu
* Xing Hui Ya Yuan (Happy Valley Project) Pin Jiang Road, Zhu Jiang Estate, Tian He District, Guangzhou	Residential	45,900	Tian He
* Phase 1 of Binjiang Yiyuan (Chi Gang Qiao Xi Area) Binjiang East Road, Hai Zhu District, Guangzhou	Residential	44,100	Hai Zhu
* Sanyuanli Project Airport West Road, Bai Yun District, Guangzhou	Residential	13,800	Bai Yun
Fortune Square Nos. 114-118 Ti Yu Dong Road, Guangzhou	Office	7,500	Tian He
* Xing Hui International Zhu Jiang Estate E1-1, Tian He District, Guangzhou	Apartment and office	11,300 25,700	Tian He
* Yue Xiu Building Dongfeng Zhong Road Yue Xiu District Guangzhou	Apartment and office	18,400 29,400	Yue Xiu
* Glade Village (Phase 1 of District B, District C, District D) Sheng Gong Town Cong Hua Guangzhou	Villa	77,400	Cong Hua
* Southern Le Sand (Initial Phase Area and Phase 2) Nansha Development Zone Panyu Guangzhou	Villa and apartment	78,700 28,700	Panyu
Junhui Shopping Mall (Annex Building) Nos. 5, 7, 9 Ti Yu Xi Road, Tian He District, Guangzhou	Commercial Carpark	8,600 9,000	Tian He

Project	Land Use	Available Sales Area (sq. m)	Location
Galaxy City Shopping Centre (Annex Building) Zhu Jiang Estate E2-1 and E2-2, Tian He District, Guangzhou	Commercial Carpark	10,200 23,000	Tian He
Xiangkang Commercial Plaza Sanyuan Li Main Street, Bai Yun District, Guangzhou	Office, Commercial Carpark	28,600 3,400	Bai Yun

* These projects were classified as properties under development or properties held for sale in the Financial Statement as at 31st December 2004.

List of Major Property Projects in Guangzhou Municipality: For Rental in 2005

Project	Land Use	Available Sales Area (sq. m)	Location
Victory Plaza No. 101 Ti Yu Xi Road, Tian He District, Guangzhou	Commercial/ Carpark	27,700 24,900	Tian He
Fortune Square Nos. 114-118 Ti Yu Dong Road, Tian He District, Guangzhou	Office Commercial Carpark	19,700 17,900 8,500	Tian He
City Development Plaza No. 189 Ti Yu Xi Road, Tian He District, Guangzhou	Office Commercial Carpark	32,600 11,300 12,300	Tian He
White Horse Building No. 16 Zhan Nan Road, Yue Xiu District, Guangzhou	Commercial Carpark	48,500 4,200	Yue Xiu
Hong Fa Building Nos. 19-21 Tian He Nan Er Road Tian He District, Guangzhou	Office Carpark	14,100 15,000	Tian He
Jiangxing Building No. 82 Jiangnan Main Road Central, Hai Zhu District, Guangzhou	Office	17,500	Hai Zhu
Xinchuangju Building (Portion) No. 123 Ti Yu Xi Road, Tian He District, Guangzhou	Office	5,800	Tian He
Guang Yuan Cultural Centre No. 33 Jing Tai Zhi Street, Bai Yun District, Guangzhou	Commercial Carpark	18,600 11,300	Bai Yun
Golden Arch Residence Er Sha Island, Dong Shan District Guangzhou	Residential/ Shopping units	9,160	Dong Shan

List of Major Property Projects in Guangzhou Municipality: Under Development (at Year End 2004)

Project	Land Use	Available Sales Area (sq. m)	Location
* Phase 2 of Jiang Nan New Mansion No. 40 Xingang Xi Road, Hai Zhu District, Guangzhou	Residential Others	48,900 11,300	Hai Zhu
* Phase 2 and 3 of Springland Garden Gongye Main Road, Hai Zhu District, Guangzhou	Residential Commercial Others	48,200 25,500 31,300	Hai Zhu
* Phase 1 and 2 of Binjiang Yiyuan (Chi Gang Qiao Xi Area) Binjiang East Road, Hai Zhu District, Guangzhou	Residential Commercial Others	88,000 8,100 19,400	Hai Zhu
Victory Project (Tower Building portion) No. 101 Ti Yu Xi Road, Tian He District, Guangzhou	Office	88,700	Tian He
* Xing Hui Ya Yuan (Happy Valley Project) Pin Jiang Road, Zhu Jiang Estate, Tian He District, Guangzhou	Residential Commercial Others	45,900 2,800 9,900	Tian He
* Xing Hui International Zhu Jiang Estate E1-1, Tian He District, Guangzhou	Apartment Office Commercial Club house Others	11,300 25,700 13,500 2,900 12,700	Tian He
Commercial 12-1, 5 (Basement, portion of annex building) Tianhe Bei Road, Tian He District, Guangzhou	Commercial Others	48,900 35,300	Tian He
No. RJ-1 MTR Project Junction of Zhongshan Road and Jiefang Bei Road, Yue Xiu District, Guangzhou	Office Commercial Club house Others	53,500 16,700 1,800 15,200	Yue Xiu

List of Major Property Projects in Guangzhou Municipality: Under Development (cont'd)

(at Year End 2004)

Project	Land Use	Available Sales Area (sq. m)	Location
* Yue Xiu Building	Apartment	18,400	Yue Xiu
Dongfeng Zhong Road,	Office	42,300	
Yue Xiu District,	Commercial	24,500	
Guangzhou	Others	21,400	
* Sanyuanli Project	Residential	13,800	Bai Yun
Airport West Road,	Commercial	1,000	
Bai Yun District,	Others	3,200	
Guangzhou			
5-3 Huangshi	Carpark	21,300	Bai Yun
Huangshi Road,			
Bai Yun District, Guangzhou			
* Glade Village (District C, Hotel of District C)			
Sheng Gong Town,	Residential	67,400	Cong Hua
Cong Hua, Guangzhou	Others	31,500	
* Southern Le Sand (Initial Phase Area Phase 2)	Residential	64,600	Panyu
Nansha Development Zone,			
Panyu, Guangzhou			

* These include projects intended to be launched for pre-sale in 2005.

List of Major Property Projects in Guangzhou Municipality : Land Bank

(at Year End 2004)

Project	Land Use	Available Sales Area (sq. m)	Location
Phase 3 of Jiangnan District 7 Jiangnan Xi Village, Hai Zhu District, Guangzhou	Residential Commercial Others	53,400 6,000 14,000	Hai Zhu
Phase 4 of Jiangnan Districts 1 and 4 Baogang Main Street Central, Hai Zhu District, Guangzhou	Residential Commercial Others	98,800 26,200 16,400	Hai Zhu
Jiang Nan New Mansion (Phase 3, Phase 4) No. 40 Xin Gang Xi Road, Guangzhou	Commercial and residential	227,000	Hai Zhu
Springland Garden (Phase 4, Phase 5) Baogang South Street, Hai Zhu District, Guangzhou	Commercial and residential	389,400	Hai Zhu
Fu Hai Garden (Phase 2 of Lingnan Garden) Zengcha Road, Bai Yun District, Guangzhou	Residential Others	69,600 19,100	Bai Yun
Tian He Commercial 12-1, 5 (Tower Building portion) Tianhe Bei Road, Tian He District, Guangzhou	Office Hotel	108,200 31,500	Tian He
Sports Stadium No.119 Liuhua Road, Yue Xiu District, Guangzhou	Commercial, Office	125,000	Yue Xiu
Land N4 At the crossing of Dongfeng Road and Jiefang Road, Yue Xiu District, Guangzhou	Office	45,000	Yue Xiu
Glade Village Sheng Gong Town, Cong Hua, Guangzhou	Residential	944,400	Cong Hua
Southern Le Sand Nansha Development Zone, Panyu, Guangzhou	Residential	1,106,500	Panyu
Huadu Villa Huadu, Guangzhou	Residential	90,500	Huadu

Location Map of Major Property Projects in Guangzhou Urban Area



N
Sanyuanli Project
Bai Yun District
Lingnan Garden
Xi Cha Road
Phase 2 of Lingnan Garden
Xiangkang Commercial Plaza
Northern Ring Road
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
White Horse Commercial Building
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Tian He District
Tian He Commercial 12-1, 5
City Development Plaza
Xinchuangju Building
Fortune Plaza
Victory Plaza
Tianhe Road
Hong Fa Building
Guangzhou Sports Stadium Building
Jie Fang Road
Huan Shi Road
Yue Xiu Building
Dong Feng Road
Yue Xiu District
Dong Shan District
Xing Hui International
Romantic Garden
Galaxy City
No. RJ-1 MTR Project
Happy Valley Garden
Guangzhou Main Road
Hai Zhu Bridge
Grandcity Garden
Hua'nan Bridge
Pearl River
Bin Jiang Road
Guangzhou Bridge
Jiangnan Main Road Central
Nan Feng Shopping Centre
Ju Ya Mansion
Chi Gang Qiao Xi Area
Run Hui Building
Sun Yat-Sen University
Xin Gang Xi Road
Gongye Main Road
Jiang Nan New Mansion
Hai Zhu District
Springland Garden
Investment properties
Properties held for sale
Land bank
Properties under development
Local landmark



GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

2004 年報



目錄

越秀投資有限公司(「本公司」)於一九九二年十二月在香港聯合交易所有限公司(「聯交所」)上市。本公司的控權股東越秀企業(集團)有限公司是廣州市人民政府駐香港企業。本公司及其附屬公司(「本集團」)建立了多項業務，包括主要位於中國內地(「中國」)廣東省的房地產、造紙及收費公路。這些業務在華南地區均有龐大的市場佔有率。中國房地產業務方面，本集團目前在廣州市的房地產項目及土地儲備，總樓面面積為5,190,000平方米。新聞紙廠的年生產能力為300,000噸。收費公路業務是透過於一九九七年在聯交所獨立上市的本公司附屬公司：越秀交通有限公司經營，越秀交通有限公司目前在廣東及中國個別的其他省份經營應佔約317.8公里的收費公路及橋樑項目。



公眾人士
越秀企業（集團）有限公司
49%
51%
越秀投資有限公司
越秀交通有限公司
房地產
造紙
收費公路及橋樑
(317.8公里)
香港地產
(13萬平方米)
中國地產
(519萬平方米)
新聞紙
(30萬噸)

財務摘要

	截至十二月三十一日止年度	
	二〇〇四年 千港元	二〇〇三年 千港元
營業額	**4,526,679**	3,925,109
經營盈利	**743,486**	721,591
應佔盈利減(虧損)		
共同控制實體	**(23,021)**	(49,693)
聯營公司	**214,382**	181,767
股東應佔盈利	**330,823**	300,653
每股基本盈利	**5.24港仙**	4.89港仙
全面攤薄每股盈利	**5.15港仙**	4.83港仙
利息保障倍數	**5.80倍**	4.47倍

	於十二月三十一日	
	二〇〇四年 千港元	二〇〇三年 千港元
總資產	**25,201,023**	25,785,918
總負債(包括少數股東權益)	**17,966,722**	18,816,558
股東權益	**7,234,301**	6,969,360
每股淨資產	**1.14港元**	1.12港元
總資本負債比率	**40%**	44%


邓小平文选

二○○四年本集團的各項業務均取得理想業績，股東應佔盈利上升至約330,823,000港元，較二○○三年增長10%。每股基本盈利約5.24港仙，較二○○三年增長7.2%。

本集團的業務主要集中於廣州及周邊地區，所以本集團業績得益於廣州市經濟持續快速增長。二○○四年廣州市國內生產總值(GDP)突破4,100億元人民幣，較二○○三年增長15%，已經實現連續兩年增長15%以上；按戶籍人口計算，人均GDP超過6,000美元，城鎮失業率創5年來最低。隨著廣州申辦二○一○年亞運會成功，「9＋2」泛珠三角經濟合作逐步開展，廣州新白雲國際機場啟用及新火車站開工建設，廣州市經濟進入一個新的發展階段，市民對辦公條件、住房環境以及文化生活的需求不斷增長，令本集團二○○四年地產、收費公路及新聞紙業務取得理想業績。與二○○三年相比，房地產物業銷售及物業租賃業務營業額共約23.54億港元，增長3.5%；收費公路股東應佔盈利約2.76億港元，增長23.5%；新聞紙業務營業額約12.41億港元，增長23.3%。

董事長報告

二○○四年，國家陸續推出政策，以控制土地供應和房地產信貸，進一步規範房地產市場，確保房地產市場持續健康發展。國家這些新政策對本集團這樣有實力有品牌的發展商而言無疑是一個重大的發展機遇。二○○四年，本集團積極配合整個市場的調整，整體策略進一步明晰為以廣州房地產為主，適當加大商業地產的開發和經營，由集中單向房地產開發逐漸轉向開發與物業經營並重，突破單純的項目開發概念，逐步實現「商業地產經營」的產業模式。

廣州的經濟發展將進入一個新的階段，在基礎設施建設等方面加大投入，積極推動珠三角城際軌道建設，進一步打造包括港澳在內的「珠三角一小時經濟圈」，以及加快啟動南沙開發，大力發展資本密集型產業，這些政策和城市建設都將有利於本集團各項業務未來的發展。

今後，本集團將抓住機遇，以實力打造商業地產，儘快形成以房地產開發和經營投資物業並重，同時加強物業管理及增加物業配套超市的綜合型商業地產經營策略。在確保現有中高檔住宅項目開發量的前提下，適應市場需要，適度加大商場、寫字樓及酒店等在內產品組合的開發業務，形成一個中高端產品的均衡開發結構；收費公路業務以優質高速公路為擴張重點；新聞紙業務則通過內部資源整合，提高產能，增加市場份額。在未來的發展中，本集團將一如既往地提高自身競爭能力，提升營運效率，致力降低成本，為股東帶來更豐厚的投資回報。

本人藉此機會向各位董事、高級管理層及全體員工致謝，感謝他們在過去一年對業務發展所作出的辛勤努力。本人亦感謝全體股東、銀行家及商業夥伴對本集團的大力支持。

董事長
區秉昌

香港，二○○五年四月二十一日

業務回顧

二〇〇四年，本集團各項業務均取得理想的業績。穗港兩地的物業總銷售額約為19.87億港元；本集團收費公路附屬公司越秀交通有限公司的股東應佔盈利約為2.76億港元，較二〇〇三年增長23.5%；廣州造紙股份有限公司（「廣州造紙」）銷售收入約為12.41億港元，較二〇〇三年增長23.3%。


南沙濱海花園

地產業務

抓住廣州市房地產價格二〇〇四年突破多年橫行的格局而呈現升勢及香港地產市道復蘇的良好機遇，及時推出樓盤銷售，減低了建築原材料價格大幅上升的影響，繼續保持理想業績。

其中，本集團穗港物業銷售面積達31.15萬平方米，主要住宅樓盤包括江南新苑一、二期、翠城花園三期、南沙濱海花園一期、二期、從化逸泉山莊及星滙國際公寓等，這些物業多位於地鐵站出口或擁有優越的社區居住環境，因此成交相當暢旺。期內基本完成了潤滙大廈、聚雅苑、文德雅軒、翠城花園23棟等項目剩餘單位的銷售，令本集團有效降低了現樓存貨的數量，降至歷史新低。

在本港，集團在二〇〇四年度內推出位於薄扶林的住宅項目富臨軒，市場反應熱烈。銷售樓面面積約7,700平方米，銷售額為3.26億港元。

因應未來提高企業核心競爭力和規避市場風險的要求，本集團地產業務經營策略定位為「住宅開發和商業地產經營並重、保持長期穩定的發展和收益」。

因應國內宏觀調控的環境，本集團將依靠優質物業和品牌影響力，逐步從單一房地產開發銷售模式轉向以房地產銷售和物業經營並重的綜合型商業地產模式，通過適當把商業板塊做大，借助商業地產的輻射能力，打通房地產上下產業鏈，從而帶動各個配套產業的發展。本年度由於維多利廣場、財富廣場等新項目正式投入經營，令本集團出租物業面積上升到約60萬平方米，租金收入約為3.67億港元，較二〇〇三年上升15%。本集團會通過尋求將房地產開發的鏈條橫向和縱向延伸，為股東帶來長期穩定的收益。

充分利用本集團擁有的龐大土地儲備，應對廣州市作為泛珠三角經濟區域中心的發展勢頭，適當增加商業及寫字樓的開發。

隨著廣州市經濟持續快速增長和其作為泛珠三角區域經濟中心輻射力的增強，整個市場對高質素的辦公環境、住房條件及基礎設施要求不斷提高，本集團充分利用擁有的龐大土地儲備優勢，在保證以住宅開發為主的前提下，適度地增加了中高端住宅、商場、寫字樓及酒店的開發，本年度陸續進行維多利廣場塔樓、地鐵RJ-1、天河商旅12-1、5等項目的開發，以多種不同的產品滿足未來市場的需要。

其它業務

收費公路盈利繼續增長，造紙業務產銷大幅度增長。

二〇〇四年雖然本集團部分非高速公路受新建道路引致的交通分流影響而收入下降，但受惠於整個廣東省，尤其是泛珠三角經濟的蓬勃發展，京珠高速公路全線開通，加上生活水平提高，家庭擁有的汽車數目大幅增加，令到越秀交通聯營擁有的高速公路車流量高速增長。本年度與二〇〇三年相比，廣州市北二環高速公路日均車流量增幅147.9%，虎門大橋運營收入增長21.8%，西臨高速公路運營收入增長37.4%，令越秀交通的股東應佔盈利比二〇〇三年上升23.5%至約2.76億港元。

廣州造紙在本年度繼續維持在國內新聞紙市場較大的佔有率。隨著國內新聞紙需求持續上升，廣州造紙通過成本控制及加強各項管理，優化生產工藝流程，令廣州造紙全年生產超過30.18萬噸新聞紙，銷售量達到31.12萬噸，比二〇〇三年增加19.6%。同時通過開展降低各項原材料消耗、大力壓縮人員編製和提前償還銀行貸款以減低財務費用等一系列管理措施，大大化解了本年度因原料、能源等價格大幅度上升帶來的成本壓力，令廣州造紙經營繼續保持穩定的發展，二〇〇四年度內實現約12.41億港元的營業額，較二〇〇三年增加23.3%。



濱江怡苑 • 芭堤水岸


江南新苑

財務回顧

業績分析

於二〇〇四年，本集團的營業額大幅增加15.3%至4,526,679,000港元，其中房地產物業銷售收入及租賃業務佔營業額的比例為52%。營業額增加主要來源於地產業務銷售香港物業富臨軒項目。

本集團房地產業務方面，雖然二〇〇四年廣州市的房地產市場競爭仍然激烈，但本集團穗港物業的銷售收入及租賃業務仍有不同程度的增長，其中物業銷售收入輕微上升1.6%至1,987,231,000港元，物業租金收入則大幅上升15%至367,050,000港元，反映本集團收租物業的貢獻繼續增加。收費公路業務方面，雖然廣州公路網絡的形成及新高速公路帶來的持續分流對一級及二級公路的交通流量造成不利影響，拖累本集團收費公路業務營業額下降6.7%至400,212,000港元，但本集團的部分高速公路受惠於新通車的京珠高速公路和廣惠高速公路，其車流量及收入呈高速增長之勢。至於新聞紙業務，由於國內新聞紙需求持續上升，令新聞紙業務營業額大幅上升23.3%至1,240,693,000港元。

由於二〇〇四年國內原材料價格的上升及地產業務部分項目銷售成本的增加，導致本集團的整體毛利下降9.7%至1,052,767,000港元。

本集團於二〇〇四年採取嚴格控制費用支出的措施，但由於城建宏城超級市場全年的銷售開支及行政開支計算在內，令本集團銷售開支及行政開支輕微上升5.4%至570,594,000港元。此外，投資物業重估升值為76,750,000港元、在建項目減值回撥為44,546,000港元，以及在二〇〇四年撥回為過往年度所作的呆賬撥備104,942,000港元。

本集團二〇〇四年理財成本下降49.9%至112,512,000港元，主要由於本集團繼續償還銀行借款及地產業務在建項目利息資本化所致。

本集團應佔聯營公司盈利於二〇〇四年大幅上升17.9%至214,382,000港元，主要是本集團收費公路業務旗下收費公路項目盈利增長所致，包括虎門大橋、北環高速公路及汕頭海灣大橋等。雖然收費公路業務應佔共同控制實體北二環公路錄得盈利13,772,000港元，但由於地產業務應佔共同控制實體進行一項減值準備，令本集團二〇〇四年應佔共同控制實體仍然虧損23,021,000港元。

本集團二〇〇四年的税項支出為210,565,000港元，較二〇〇三年增加83.7%，主要是由於本年度除税前盈利增加所致。

本集團二〇〇四年的少數股東權益增加31.5%至280,947,000港元，主要是本年度除税後盈利增加相應增加少數股東權益。

截至二〇〇四年十二月三十一日止年度，本集團的股東應佔盈利增長10%至330,823,000港元，每股基本盈利為5.24港仙。

末期股息

董事會建議派發末期股息每股0.009港元(二〇〇三年：0.0108港元)予於二〇〇五年五月二十六日名列本公司股東名冊的股東。待股東於二〇〇五年五月二十六日舉行的股東週年大會上批准後，末期股息將於二〇〇五年六月十六日派付。連同中期股息每股0.0083港元(二〇〇三年：0.008港元)計算，截至二〇〇四年十二月三十一日止年度的股息總額將為每股0.0173港元(二〇〇三年：0.0188港元)，派息率相當於33%。

每股盈利

	截至十二月三十一日止年度	
	二〇〇四年	二〇〇三年
已發行股份加權平均數	**6,318,186,352**	6,146,494,166
股東應佔盈利(港元)	**330,823,000**	300,653,000
每股基本盈利(港仙)	**5.24**	4.89
每股全面攤薄盈利(港仙)	**5.15**	4.83

年內，因行使購股權而發行102,880,000股股份。於二〇〇四年十二月三十一日已發行股份總數為6,351,597,914股。



濱江怡苑 • 芭堤水岸



廣州越秀大廈

現金流量分析

於二○○四年，本集團經營業務所得之現金流入淨額大幅增加至1,150,000,000港元（二○○三年：648,000,000港元），增加主要不斷來自本集團的地產及造紙業務。此外，利息支出已因償還銀行借款而減少約31%。投資活動之現金流出淨額為143,000,000港元（二○○三年：現金流入淨額105,000,000港元），主要由於進一步向本集團之聯營公司及共同控制實體注資及墊支和於年內購買固定資產。融資活動之現金流出淨額為1,166,000,000港元（二○○三年：763,000,000港元），主要由於二○○四年內償還銀行及其他借貸、支付股息及還款予少數股東而產生。

流動資金及資本資源

本集團繼續維持穩健之流動資金水平。於二○○四年十二月三十一日，本集團之銀行存款、現金及銀行結餘約為902,000,000港元（二○○三年：1,075,000,000港元）。與去年一樣，銀行結餘及現金中，大部分為人民幣存款及現金。

於二○○四年十二月三十一日，本集團之未償還銀行借款（不包括銀行透支）（「銀行借款」）約為5,170,000,000港元（二○○三年：6,038,000,000港元），較去年明顯減少14%。銀行借款中約52%以港元結算、46%以人民幣結算及2%以美元結算。

年內，並無新增之有期融資，重點放於償還及預付現有銀行借款。管理層相信，經集團於香港及中國之附屬公司、聯營公司及共同控制實體撥回之手頭現金、銀行結餘及／或股息足夠滿足本集團之短期營運資金及其他短期人民幣、港元及美元銀行借款、理財成本及股息付款。鑑於預計新投資或銀行借款之到期，管理層在保持適當之資本借貸水平之同時，亦將考慮更具競爭力之條款的新銀行融資。

下表顯示銀行借款還款時間表：

於以下期限內償還	千港元
一年	2,022,062
一年至兩年	1,324,388
兩年至五年	1,823,277
總計	5,169,727

鑑於二〇〇二年年底業務重組後財務狀況獲改善，本集團之信貸對銀行界已明顯變得更具吸引力。本集團之流動資金風險已透過提前融資及延長貸款期限進一步降低。管理層深信，短期貸款(特別是人民幣貸款)可按計劃於到期時獲再融資或再延期一至三年。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結餘一般會存放於香港及中國的銀行戶口作短期定息銀行存款，並無資金存放於非銀行機構或作證券投資。

本集團安排之融資主要以港元結算。就本集團於中國透過其中國附屬公司進行之業務活動而言，一部分借款以人民幣結算，為回顧財務年度之中國物業項目提供資金。因此，整體而言，本集團之核心業務被認為毋須承擔大幅度之外滙風險。本集團於回顧財務年度內並無訂立任何貨幣對沖協議。

資本性開支

年內，本集團的資本開支總額為82,200,000港元，該等開支為對新投資項目廣州市西二環高速公路的首筆股本注資。購買固定資產資本開支約為202,000,000港元。



逸泉山莊

資本及其他承擔

於二〇〇四年五月二十四日，本集團的附屬公司越秀交通有限公司訂立一項合營企業協議，成立廣州市西二環高速公路有限公司(「廣州市西二環高速公路公司」)，持有35.0%股權，於二〇〇四年十二月三十一日，本集團未償還的股本注資承諾為248,000,000港元。

或然負債

年內，本集團已為若干物業單位之買家安排銀行融資，以及提供擔保以保證償還貸款之責任達250,000,000港元(二〇〇三：117,000,000港元)。

資本結構

下表概述本集團資本架構成分：

	二〇〇四年十二月三十一日		二〇〇三年十二月三十一日	
	千港元	%	千港元	%
銀行借款(浮息)				
以人民幣結算	**2,382,496**	**18**	2,687,883	20
以美元結算	**117,000**	**1**	125,067	1
以港元結算	**2,670,231**	**21**	3,225,383	23
銀行借款	**5,169,727**	**40**	6,038,333	44
股東權益加負商譽	**7,761,040**	**60**	7,545,066	56
資本總值	**12,930,767**	**100**	13,583,399	100
總資本負債比率	**40%**		44%	

於二〇〇四年十二月三十一日，銀行借款減少約14%至5,170,000,000港元，使總資本負債比率由44%改善至40%。

利息保障倍數

二〇〇四年年度之利息保障倍數為5.80倍(二〇〇三年：4.47倍)，乃按計入應佔聯營公司及共同控制實體的盈利減虧損後的經營溢利，並就非現金項目作出調整後計算得出。利息保障倍數獲得改善，是由於計入應佔聯營公司及共同控制實體的盈利減虧損後的經營溢利增加，加上利息開支下降所致。

僱員

於二〇〇四年十二月三十一日，本集團聘用約7,080名僱員，其中約6,980名僱員主要參與地產、收費公路及造紙的業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

董事簡介

執行董事

區秉昌先生，58歲，二〇〇三年獲委任為本公司執行董事、董事長兼總經理，亦為本公司之控股公司越秀企業(集團)有限公司(「越秀企業」)董事長兼總經理及越秀交通有限公司(「越秀交通」)董事長。區先生畢業於中國藥科大學。於二〇〇二年十一月加入越秀企業前，先後在廣州制藥廠、廣州市經濟協作辦公室、廣州市人民政府辦公廳擔任領導職務，在擔任廣州市交通委員會主任職務期間，曾為廣州市的交通規劃、建設、發展和管理工作做出過突出貢獻，在工業技術、交通網絡、企業及經濟管理方面積逾30年的經驗。

梁毅先生，52歲，二〇〇三年獲委任為本公司執行董事，亦為本公司副董事長、越秀企業及越秀交通董事。梁先生於中國人民解放軍工程兵大學行政管理專業本科畢業。於二〇〇一年六月加入越秀企業前，先後在廣州市化工局和廣州市委機關擔任領導職務，曾為建立廣州市的行政監察系統做出較大貢獻，在行政管理方面有20多年的實際工作經驗。

陳光松先生，62歲，二〇〇一年獲委任為本公司執行董事，亦為越秀企業副董事長及越秀交通董事。陳先生畢業於中國華南理工大學。曾任廣州味精食品廠廠長及廣州市輕工業集團董事長兼總經理。加入本集團以前，陳先生由一九九八年至二〇〇一年四月期間，為廣州市經濟委員會主任，具有超過33年企業管理經驗。

李飛先生，52歲，二〇〇二年獲委任本公司執行董事，亦為越秀企業董事。李先生畢業於中國華南師範大學中文系，負責本公司地產集團的策略性策劃、業務發展及營運。

梁凝光先生，51歲，一九九二年獲委任為本公司執行董事兼副總經理，亦為越秀交通董事。梁先生畢業於中國中央廣播電視大學，主修財務，並獲澳洲梅鐸大學頒發工商管理碩士學位。彼亦為中國註冊會計師協會會員及高級會計師。梁先生為根據香港證券及期貨條例註冊之負責人員(交易董事及投資顧問)。他曾任廣州市稅務局副局長，於一九八九年加入越秀企業前，在財務及管理方面積逾20年經驗。

肖博彥先生，60歲，一九九七年獲委任為本公司執行董事兼副總經理，亦為越秀企業之董事兼副總經理。肖先生畢業於中國華南工學院硅酸鹽專業，是水泥工程師。一九九七年加入越秀企業前，曾任廣州水泥廠廠長及廣州水泥股份有限公司董事長兼總經理。他在企業經營管理方面積逾27年經驗。

獨立非執行董事

余立發先生，57歲，自一九九二年起出任為本公司獨立非執行董事。余先生現為易貿通集團有限公司主席，並負責易貿通集團的企業財務發展及策略業務規劃。余先生持有澳洲Macquarie University應用財務碩士學位及香港大學管理學文憑。余先生在投資、銀行及財務方面擁有逾36年經驗。

李家麟先生，50歲，自二○○○年起出任為本公司獨立非執行董事。李先生現為專業會計師，任職萊斯銀行香港分行副行政總裁。李先生為英國特許公認會計師公會資深會員，並於銀行界及審計界方面有20多年經驗。

劉漢銓先生，57歲，自二○○四年起出任為本公司獨立非執行董事，亦為越秀交通獨立非執行董事。彼擁有倫敦大學法律學士學位，是香港特別行政區高等法院律師、中國司法部委托公證人、國際公證人。彼為劉漢銓律師行之高級合夥人。在劉先生參與之多項公職中，其中計有中國人民政治協商會議全國委員會常務委員，香港特別行政區首屆政府推選委員會成員及非官守太平紳士，彼獲香港特別行政區政府頒授金紫荊星章勳銜。彼亦是香港按揭證券有限公司董事，以及僑福建設企業機構、北京控股有限公司、旭日企業有限公司、勤十緣媒體服務有限公司及永亨銀行之非執行董事，後五間公司均在香港聯合交易所有限公司上市。

董事會謹提呈截至二〇〇四年十二月三十一日止年度報告連同經審核之賬目。

主要業務

本集團之主要業務包括三項主要業務：房地產、收費公路及造紙。本集團主要附屬公司、共同控制實體及聯營公司之主要業務載於第79頁至第92頁「集團結構」一節內。

本集團年內之表現按業務及地區分部分析載於賬目附註2。

業績及分派

本集團年內之業績載於第26頁綜合損益表。

董事會已宣佈於二〇〇四年十一月八日派付中期股息每股普通股0.0083港元，合共52,531,000港元。

董事會建議派付末期股息每股普通股0.009港元，合共57,266,000港元。

儲備

本集團及本公司年內之儲備變動情況載於賬目附註29。

捐款

本集團在本年度作出之慈善捐款達10,000港元。

固定資產

本集團及本公司之固定資產之變動詳情載於賬目附註16。

主要房地產項目

本集團在廣州市持作日後發展、發展中、出售及投資用途之主要房地產項目詳情載於第96頁至第102頁「廣州市主要房地產項目名單」一節內。

股本

年內有關本公司股本之變動詳情載於賬目附註27。

優先購買權

本公司之公司組織章程並無對優先購買權作出任何規定，而香港公司條例並無對優先購買權作出任何限制。

五年財務概要

本集團在過去五個財政年度之業績及資產與負債之概要如下。

	截至十二月三十一日止年度				
	二〇〇四年	二〇〇三年	二〇〇二年	二〇〇一年	二〇〇〇年
	千港元	千港元	千港元	千港元	千港元
業績					
股東應佔盈利／(虧損)	**330,823**	300,653	(960,230)	39,782	53,582
資產及負債					
總資產	**25,201,023**	25,785,918	26,685,015	19,961,555	19,604,175
總負債	**(14,498,915)**	(15,441,736)	(16,571,103)	(7,005,499)	(6,424,889)
少數股東權益	**(3,467,807)**	(3,374,822)	(3,403,865)	(6,425,518)	(6,693,740)
淨資產	**7,234,301**	6,969,360	6,710,047	6,530,538	6,485,546

購買、出售及贖回本公司股份

年內，本公司並無贖回任何股份，而本公司或其任何附屬公司於年內並無購買或出售本公司任何股份。

已撥作資本之利息

年內，撥作為有待發展／發展中物業及聯營公司之利息資本化，約達55,399,000港元(二〇〇三年：19,272,000港元)。

可供分派儲備

於二〇〇四年十二月三十一日，本公司之可供分派儲備為305,457,000港元(二〇〇三年：325,893,000港元)。

董事

於年內截至本報告日期為止之在任董事為：

區秉昌先生	
梁　毅先生	
陳光松先生	
李　飛先生	
梁凝光先生	
肖博彥先生	
尹　輝先生	一於二○○四年三月十八日辭任
黃之強先生	一於二○○四年十月五日辭任
甄玉鳳小姐	一於二○○四年七月八日辭任
余立發先生*	
李家麟先生*	
劉漢銓先生*	一於二○○四年九月三十日獲委任

* *獨立非執行董事*

根據本公司之公司組織章程第91條之規定，於即將舉行之股東週年大會上，肖博彥先生、余立發先生及李家麟先生輪席告退，惟彼等均願膺選連任。根據本公司之公司組織章程第97條之規定，於即將舉行之股東週年大會上，劉漢銓先生依章告退，惟彼願膺選連任。

本公司已接獲本公司三位獨立非執行董事根據聯交所證券上市規則(「上市規則」)第3.13條發出之年度獨立性確認書，而本公司對全體獨立非執行董事之獨立性表示認同。

董事簡介載於第13至第14頁。

董事之服務合約

區秉昌先生及梁毅先生均已與本公司之附屬公司越秀交通有限公司(「越秀交通」)訂立服務協議，分別於二○○三年一月八日及二○○三年二月二十八日起計的最初固定年期一年屆滿後，已再續期兩年，除非越秀交通向有關董事發出三個月之事先書面通知或有關董事給予越秀交通六個月之事先書面通知予以提早終止。

除本文所披露者外，本公司董事概無與本公司訂立不可由僱主在一年內免付補償(法定補償除外)而予以終止之服務合約。

董事於合約之權益

在年終或年內任何時間，本公司各董事均無於本公司、其附屬公司或其同集團附屬公司所訂立任何與本集團之業務有關之重要合約中直接或間接擁有重大權益。

關連交易

聯交所上市規則，重大有關連人士交易並構成關連交易者，須根據上市規則予以披露，其亦已在賬目附註37(c)及39(a)至(b)內披露。就附註39(a)至(b)披露之交易而言，本公司之獨立非執行董事余立發先生、李家麟先生及劉漢銓先生已確認該等交易乃根據監管該等交易之有關協議條款訂立。

本公司之核數師亦於其致董事之函件中確認，賬目附註39(a)至(b)所披露之交易(i)已獲董事會批准；(ii)已根據監管該等交易之有關協議之條款訂立；及(iii)不超過交易的上限。

董事權益

於二○○四年十二月三十一日，本公司董事在本公司及其相聯法團(按證券及期貨條例第XV部之定義)之股份、相關股份及債權證之權益及淡倉而須根據證券及期貨條例(「證券及期貨條例」)第352條載入本公司置存之登記冊或知會本公司及聯交所如下：

1. 本公司股份之好倉：

董事姓名	權益性質	股份實益權益	權益百分率概約
梁凝光先生	個人	400,000	0.01
肖博彥先生	個人	500,000	0.01
李家麟先生	個人	1,050,000	0.02

2. 於本公司股本衍生工具之相關股份中之好倉：

董事姓名	授出日期	每股行使價港元	購股權數目 於二○○四年一月一日尚未行使	於年內行使	於二○○四年十二月三十一日尚未行使
區秉昌先生	02/06/2003 (b)	0.5400	9,000,000	—	9,000,000
梁 毅先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
陳光松先生	02/06/2003 (b)	0.5400	8,000,000	—	8,000,000
李 飛先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
梁凝光先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
肖博彥先生	02/06/2003 (b)	0.5400	7,000,000	—	7,000,000
甄玉鳳小姐*	14/12/1999 (a)	0.5008	800,000	800,000 (c)	—
	02/06/2003 (b)	0.5400	3,000,000	1,800,000 (d)	1,200,000
余立發先生	02/06/2003 (b)	0.5400	3,500,000	—	3,500,000
李家麟先生	02/06/2003 (b)	0.5400	2,450,000	—	2,450,000

附註：

(a) 購股權可由授出日期一週年即二○○○年十二月十四日起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期首週年及二週年起行使最多30%及100%。

(b) 購股權可由二○○三年六月二日起至二○一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%（包括根據(i)項行使的任何購股權）。

(c) 股份在緊接購股權行使日期之前的每股加權平均收市價為0.69港元。

(d) 股份在緊接購股權行使日期之前的每股加權平均收市價為0.66港元。

* 甄玉鳳小姐已於二○○四年七月八日辭任本公司董事之職務

除本文所披露者外，於二○○四年十二月三十一日，本公司董事概無擁有或被視作擁有本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債權證之權益或淡倉權益而須根據證券及期貨條例第352條載入本公司置存之登記冊；或根據上市公司董事進行證券交易的標準守則知會本公司及聯交所。

除本文所披露者外，本公司、或其控股公司、或其附屬公司或其同集團附屬公司概無於年內任何時間參與任何安排，致令本公司之董事（包括彼等配偶及未滿十八歲子女）可藉認購本公司或任何其他法人團體之股份或債券而獲取利益。

主要股東權益

於二〇〇四年十二月三十一日，下列人士擁有以下須記錄本公司根據證券及期貨條例第336條規定置存之登記冊中之股份或相關股份之權益或淡倉：

名稱	好倉股份	權益百分率概約
越秀企業(集團)有限公司(「越秀企業」)*(附註1)*	3,229,435,248	50.99
JPMorgan Chase & Co. *(附註2)*	423,978,000	6.68

附註：

1) 越秀企業持有3,229,435,248股股份權益之身分包括10,928,184股為實益擁有人，3,218,507,064股藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,229,435,248
Excellence Enterprises Co., Ltd.(「Excellence」)	3,174,015,064
Bosworth International Limited(「Bosworth」)	2,279,312,904
Sun Peak Enterprises Ltd.(「Sun Peak」)	565,683,000
Novena Pacific Limited(「Novena」)	565,683,000
Shine Wah Worldwide Limited(「Shine Wah」)	158,049,000
Morrison Pacific Limited(「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd.(「Perfect Goal」)	135,737,000
Greenwood Pacific Limited(「Greenwood」)	135,737,000
越秀財務有限公司(「越秀財務」)	44,492,000
Seaport Development Limited(「Seaport」)	35,233,160
Goldstock International Limited(「Goldstock」)	35,233,160

(i) Bosworth持有2,279,312,904股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) 越秀財務持有44,492,000股，越秀財務為越秀企業全資擁有。

(vi) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

2) JPMorgan Chase & Co.持有423,978,000股股份權益之身份，包括400,010,000股為投資經理，23,968,000股為核准借出代理人。

購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接授出購股權日期前五個營業日股份在聯交所每日報價表所報之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

本公司股東於二○○二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二○○二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權；但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二○○二年購股權計劃符合上市規則第17章的修訂。

根據二○○二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二○○二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二○○二年購股權計劃將予授出的購股權而可予發行的股份總數為本公司於批准二○○二年購股權計劃日期已發行股份數目的10%。惟本公司可於股東大會上徵求股東批准續新10%上限。本公司股東於二○○四年六月二日通過有關續新二○○二年購股權計劃10%上限。因二○○二年購股權計劃及本公司任何其他計劃項下已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%；任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用；惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

年內根據本公司購股權計劃授予本集團僱員（本公司董事除外，詳情已於第19頁披露）的購股權之變動情況如下：

購股權數目									
於二〇〇四年一月一日尚未行使	年內授予	年內行使	年內失效	於二〇〇四年十二月三十一日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價(d) 港元
52,000,000	—	46,600,000	5,400,000	—	0.3936	04/09/1998	04/09/1999 - 03/09/2004 (b)	0.941
13,374,000	—	3,748,000	—	9,626,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.840
152,150,000	—	42,970,000	—	109,180,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.688
8,000,000	—	—	—	8,000,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (c)	不適用
12,620,000	—	216,000	—	12,404,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	0.942
100,632,000	—	170,000	228,000	100,234,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	0.896
—	320,310,000	6,576,000	1,320,000	312,414,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (c)	0.723

附註：

(a) 年內並無購股權註銷。

(b) 授出之購股權分兩階段行使，倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

(c) 授出之購股權分三階段行使。

(d) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

於年內股份在緊接購股權授出日期前一天之收市價如下：

授出日期	**緊接授出日期前一天之收市價**
23/06/2004	0.62港元

董事認為，由於多項重要估值因素未能準確釐定，所以評估購股權的價值並不適當。按多項推測的假設計算來評估購股權的價值將不具意義，及會誤導股東。

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

越秀交通股東於二○○二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二○○二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使，而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二○○二年越秀交通計劃符合上市規則第17章的修訂。

根據與二○○二年購股權計劃的條款及條件相同的二○○二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

年內根據越秀交通計劃授予本集團僱員的購股權之變動情況如下：

購股權數目						
於二○○四年一月一日尚未行使	年內行使	於二○○四年十二月三十一日尚未行使	每股行使價港元	授出日期	行使期 (c)	加權平均收市價 (d)港元
1,530,000	416,000	1,114,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	2.272

附註：

(a) 年內並無購股權授出、註銷或失效。

(b) 所有購股權分三階段行使。

(c) 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

(d) 越秀交通股份在緊接購股權行使日期前一天的每股加權平均收市價。

獨立非執行董事之袍金

截至二○○四年十二月三十一日止年度，兩位本公司之獨立非執行董事各自均收取董事袍金38,000港元，另一位獨立非執行董事收取董事袍金10,000港元。

管理合約

於年內，本公司概無訂立與本公司整體或任何主要部份業務有關之管理及行政合約或有此類合約存在。

公眾持股量

根據於本報告編製日期可提供本公司之公開資料及就本公司董事所知，本公司的證券根據上市規則規定有足夠的公眾持股量。

主要客戶及供應商

由於本集團之五大客戶及供應商之銷售及採購總百分比所佔本集團總銷售及採購額均分別少於30%，故並無就主要客戶及供應商作進一步之披露。

遵守上市規則最佳應用守則

董事會認為，除有關本公司獨立非執行董事的任期並無特定外，截至二○○四年十二月三十一日止年度全年，本公司均遵守上市規則附錄十四最佳應用守則。本公司獨立非執行董事須依據本公司之公司組織章程之規定，於本公司股東週年大會上輪席告退。董事會認為此規定與最佳應用守則的宗旨相符。

審核委員會

根據上市規則，審核委員會(「審核委員會」)已告成立，成員包括三名獨立非執行董事余立發先生、李家麟先生及劉漢銓先生。

經參考香港會計師公會頒佈之「成立審核委員會指引」後，本公司之董事會已編製並採納有關審核委員會權力及職責的職權範圍書。審核委員會之主要工作包括審查及監管本集團之財務滙報程序及內部監控運作。

核數師

賬目已經由羅兵咸永道會計師事務所審核。該核數師任滿告退，惟願再度受聘。

董事會代表
董事長
區秉昌

香港，二○○五年四月二十一日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

核數師報告
致越秀投資有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第26至第92頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二〇〇四年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇五年四月二十一日

綜合損益表

截至二〇〇四年十二月三十一日止年度

	附註	二〇〇四年 千港元	二〇〇三年 千港元
營業額	2	**4,526,679**	3,925,109
銷售成本		**(3,473,912)**	(2,758,973)
毛利		**1,052,767**	1,166,136
其他收益	2	**35,556**	31,549
銷售及分銷開支		**(178,451)**	(127,154)
一般及行政開支		**(392,143)**	(414,033)
撥回呆賬撥備	3	**104,942**	—
被視作出售附屬公司若干權益的虧損	4	**(481)**	(94,942)
持有／在建物業撥回／(撇減)至可變現淨值	5	**44,546**	(5,805)
投資物業的重估盈餘		**76,750**	165,840
經營盈利	6	**743,486**	721,591
理財成本	7	**(112,512)**	(224,733)
應佔以下公司盈利減虧損			
一共同控制實體		**(23,021)**	(49,693)
一聯營公司		**214,382**	181,767
除税前盈利		**822,335**	628,932
税項	8	**(210,565)**	(114,599)
除税後盈利		**611,770**	514,333
少數股東權益		**(280,947)**	(213,680)
股東應佔盈利	9	**330,823**	300,653
股息	10	**109,797**	117,540
每股盈利	11		
基本		**5.24港仙**	4.89港仙
全面攤薄		**5.15港仙**	4.83港仙

綜合資產負債表

二〇〇四年十二月三十一日

	附註	二〇〇四年 千港元	二〇〇三年 千港元
非流動資產			
於收費公路及橋樑之權益	14	**2,001,376**	2,099,647
其他無形資產	15	**(489,960)**	(535,253)
固定資產	16	**6,216,630**	6,251,082
遞延税項資產	32	**56,199**	39,061
於共同控制實體之權益	18	**646,717**	798,064
於聯營公司之權益	19	**1,760,348**	1,753,109
其他投資	20	**261,347**	259,851
		10,452,657	10,665,561
流動資產			
有待發展／發展中物業	21	**10,302,017**	10,244,614
持有作出售之物業	21	**2,189,758**	2,455,354
存貨	22	**195,288**	220,127
有關連公司欠款	23	**3,234**	3,678
應收賬款	24	**562,768**	667,094
其他應收款項、預付款項及按金		**593,644**	454,196
銀行及現金結餘	25	**901,657**	1,075,294
		14,748,366	15,120,357
流動負債			
應付賬款	26	**414,493**	447,600
應付地價		**729,410**	708,300
其他應付款項及應計費用		**3,083,250**	3,195,338
應付共同控制實體款項	18	**123,442**	75,340
應付聯營公司款項	19	**112,150**	112,221
應付附屬公司少數股東之款項	23	**186,831**	179,135
銀行貸款			
－有抵押	38	**453,644**	838,692
－無抵押		**608,919**	681,797
銀行透支－無抵押		**24,763**	39,486
長期負債一年內應償還額	30	**959,499**	875,394
其他長期負債一年內應償還額	31	**25**	14
應付税項		**133,798**	42,906
		6,830,224	7,196,223
流動資產淨值		**7,918,142**	7,924,134
總資產減流動負債		**18,370,799**	18,589,695

	附註	二〇〇四年 千港元	二〇〇三年 千港元
非流動負債			
長期銀行負債	30	**3,147,665**	3,642,450
其他長期負債	31	**890,747**	952,527
遞延稅項負債	32	**3,630,279**	3,650,536
		7,668,691	8,245,513
少數股東權益		**3,467,807**	3,374,822
淨資產		**7,234,301**	6,969,360
資金來源：			
股本	27	**635,160**	624,872
儲備	29	**6,599,141**	6,344,488
股東權益		**7,234,301**	6,969,360

代表董事會

陳光松
董事

梁凝光
董事

資產負債表

二〇〇四年十二月三十一日

	附註	二〇〇四年 千港元	二〇〇三年 千港元
非流動資產			
固定資產	16	**22,563**	20,574
於附屬公司之投資	17	**9,957,686**	9,851,230
		9,980,249	9,871,804
流動資產			
其他應收款項、預付款項及按金		**30,595**	42,733
銀行及現金結餘	25	**39,832**	190,394
		70,427	233,127
流動負債			
應付附屬公司款項	17	**377,464**	354,938
其他應付款項及應計費用		**39,441**	42,495
銀行貸款－已抵押	38	**120,000**	120,000
銀行透支－無抵押		**—**	9,993
長期負債一年內應償還額	30	**513,935**	367,452
其他長期負債一年內應償還額	31	**25**	14
		1,050,865	894,892
流動負債淨額		**(980,438)**	(661,765)
總資產減流動負債		**8,999,811**	9,210,039
非流動負債			
長期銀行負債	30	**1,807,298**	2,204,231
其他長期負債	31	**509,348**	345,850
		2,316,646	2,550,081
淨資產		**6,683,165**	6,659,958
資金來源：			
股本	27	**635,160**	624,872
儲備	29	**6,048,005**	6,035,086
股東權益		**6,683,165**	6,659,958

代表董事會

陳光松
董事

梁凝光
董事

截至二ＯＯ四年十二月三十一日止年度

	附註	二ＯＯ四年 千港元	二ＯＯ三年 千港元
經營業務產生之現金流入淨額	33(a)	**1,432,275**	991,747
收取利息		**5,587**	8,450
支付利息		**(167,911)**	(242,055)
支付香港利得稅		**(1,558)**	(2,059)
支付中國企業所得稅及支付土地增值稅		**(118,344)**	(108,110)
經營業務所得之現金流入淨額		**1,150,049**	647,973
投資業務			
收取共同控制實體及聯營公司之股息		**94,060**	125,012
收取其他投資之股息		**14,904**	32,392
收費公路及橋樑之投資		**(3,121)**	(11,223)
購買固定資產		**(202,338)**	(200,906)
出售固定資產		**39,972**	7,036
收購附屬公司	33(b)	**2,339**	16,683
出售附屬公司之若干權益	33(c)	**—**	8,639
發行附屬公司股份予其少數股東		**315**	56,818
注資於共同控制實體		**(82,160)**	—
出售共同控制實體		**—**	59,346
購買其他投資		**(1,496)**	—
聯營公司及共同控制實體(提供之墊款)／還款		**(5,124)**	11,409
投資業務之現金(流出)／流入淨額		**(142,649)**	105,206

綜合現金流量表

截至二○○四年十二月三十一日止年度

	附註	二○○四年 千港元	二○○三年 千港元
理財活動	33(d)		
發行普通股		**43,643**	43,725
附屬公司少數股東之出資額		**4,476**	6,037
提供墊款予聯營公司		**48,031**	2,399
新借銀行貸款		**932,996**	2,252,575
償還銀行貸款		**(1,801,602)**	(3,005,352)
增添其他貸款		**177,745**	183,093
償還其他貸款		**(231,818)**	(19,356)
已付股息		**(120,792)**	(49,502)
已付附屬公司少數股東股息		**(218,993)**	(176,325)
理財項目產生之現金流出淨額		**(1,166,314)**	(762,706)
現金及現金等價物之減少		**(158,914)**	(9,527)
年初之現金及現金等價物		**1,035,808**	1,045,335
年終之現金及現金等價物		**876,894**	1,035,808
現金及現金等價物結餘分析			
銀行結餘及現金		**901,657**	1,075,294
銀行透支		**(24,763)**	(39,486)
		876,894	1,035,808

綜合權益變動表

截至二〇〇四年十二月三十一日止年度

	附註	二〇〇四年 千港元	二〇〇三年 千港元
於一月一日之權益總額		**6,969,360**	6,710,047
換算海外附屬公司、聯營公司及共同控制實體賬目產生之滙兑差額	29	**(1,588)**	3,748
出售有待發展／發展中物業及持有作出售之物業時釋放之儲備	29	**(30,675)**	(66,070)
被視作出售附屬公司若干權益時釋放之儲備	29	**(3)**	(547)
商譽減值撥備	29	**43,533**	—
未於損益賬確認之收益／(虧損)淨額		**11,267**	(62,869)
股東應佔盈利	29	**330,823**	300,653
已付股息	29	**(120,792)**	(49,502)
發行股份扣除發行費用	27及29	**43,643**	71,031
於十二月三十一日之權益總額		**7,234,301**	6,969,360

1 主要會計政策

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之準則編製。賬目並依據歷史成本常規法編製，惟投資物業乃按公平值列賬。

香港會計師公會已發出若干新及經修訂的香港財務報告準則(「新香港財務報告準則」)，由二〇〇五年一月一日或以後開始的會計期間生效。本集團並無於截至二〇〇四年十二月三十一日止年度的賬目提前採納該等新香港財務報告準則。本集團已開始評估該等新香港財務報告準則的影響，但仍未能評論該等新香港財務報告準則會否對其營運業績及財務狀況造成重大影響。

採納用以編製該等賬目之主要會計政策載於下文：

(a) 編製基準

賬目根據持續基準編製，因公司董事及集團管理層相信，集團之短期借貸及長期銀行借貸的即期部分將於到期日滾存或以新融資資源取代。

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

附屬公司指集團控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益表內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同任何未攤銷商譽／負商譽之前並未在綜合損益表內支銷或入賬但已在儲備記賬之商譽/負商譽。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

1 主要會計政策(續)

(b) 集團會計(續)

(ii) 共同控制實體

共同控制實體指集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益表包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

(iii) 聯營公司

聯營公司為附屬公司以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益表包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值及收購產生之商譽/負商譽(扣除累計攤銷)。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

(iv) 外幣換算

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兑盈虧均計入損益表。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益表則按平均匯率折算。由此產生之匯兑盈虧作為儲備變動入賬。

1 主要會計政策(續)

(c) 固定資產

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

持有之投資物業，若其租約尚餘年期超過20年，皆由獨立估值師每年估值一次。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

租約尚餘20年或以下年期之投資物業均按租約尚餘年期折舊。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至損益表。

(ii) 其他物業

其他物業為投資物業以外之土地及樓宇權益，並按成本值減累積折舊及累積減值虧損後列賬。租約土地及樓宇乃按租約尚餘年期或其對本集團之預計可使用年期(以較短者為準)計算折舊，以撇銷其成本值減累積減值虧損之數額。就此而採用之主要年率如下：

租賃土地	2至3%
樓宇	2至4%

(iii) 在建之生產設施

在建之生產設施乃按成本列賬，其中包括建造成本、購入廠房與待安裝之機械之成本，及用於工程融資貸款之利息支出。

除非已完成及已作商業用途，否則在建之生產設施不會作折舊撥備。

1 主要會計政策(續)

(c) 固定資產(續)

(iv) 其他固定資產

其他固定資產，包括廠房及機器及工具、租賃物業裝修、傢俬、裝置及辦公室設備及汽車，以成本值減累積折舊及累積減值虧損列賬。

其他固定資產以直線法於其估計可用年限內將其成本值減累積減值虧損折舊。主要之折舊年率如下：

廠房及機器及工具	5至33%
租賃物業裝修、傢俬、裝置及辦公室設備	20%
汽車	20至33%

機器零件按維修期折舊。將機器零件重修至其正常運作狀態使整體資產可繼續使用之重大支出均資本化，並按零件下次維修期限折舊。

資產改良支出均資本化，並按其對本集團之預計可用年期折舊。

(v) 減值與出售固定資產之收益或虧損

在每年結算日，固定資產項內之資產皆透過集團內部及外界所獲得的資訊，評核該等資產有否耗蝕。如有跡象顯示該等資產出現耗蝕，則估算其可收回價值，及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬，但假若某資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，此等虧損則當作重估減值。

除出售投資物業之收益或虧損外，出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售之資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(d) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報實質上轉讓予集團之租賃。融資租賃之資產在開始時按租賃資產之公平值或最低租賃付款之現值，以較低者入賬。每期租金均分攤為資本性支出及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入非流動負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期 (以較短者為準)計算折舊。

1 主要會計政策(續)

(d) 租賃資產(續)

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益表中支銷。

(e) 收費公路及橋樑之權益

收費公路及橋樑之權益包括有形基本建設及無形經營權。有形基本建設之折舊乃根據資產可使用期內於指定期間之車流量除以預測總流量為基準，按單位使用基準撇銷彼等之成本計算。集團會定期審閱於各資產可使用期各有形基本建設之預測總流量及(如適用)考慮所取得之獨立專業交通調查。倘出現重大變動，則會作出適當調整。有形經營權之攤銷乃根據持有經營權之期間按直線法除以20至30年計算撥備。

於各結算日，收費公路及橋樑均透過內部及外界所獲得之資訊，評核有權益有否耗蝕。如有跡象顯示出現耗蝕，則估算其可收回價值，及在合適情況下確認減值虧損以將資產減值至其可收回金額。有關減值虧損乃於損益賬中確認。

(f) 無形資產

(i) 商譽／負商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司／聯營公司／共同控制實體之淨資產之數額。收購從事收費公路或橋樑之附屬公司／聯營公司／共同控制實體之收購商譽，以直線法於不超過二十年期間攤銷。倘有跡象顯示減值存在，將會評估商譽之賬面值，並即時將其撇減為可收回金額。

負商譽指本集團應佔所購淨資產之公平值超出收購成本之數額，於資產負債表內之分類方式與商譽一樣。

涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽，於未來虧損及開支可予確認時在損益賬確認，惟此等負商譽不代表收購日之可予識別負債。

1 主要會計政策（續）

(f) 無形資產（續）

(i) 商譽／負商譽（續）

不涉及可識別之預期未來虧損及開支並能可靠地量度之商譽，收購從事收費公路或橋樑之附屬公司／聯營公司／共同控制實體之收購負商譽，以直線法於不超過二十年期間攤銷，而就收購從事物業投資之附屬公司／聯營公司／共同控制實體產生之負商譽而言，以不超過購入非貨幣性資產之公平值為限，並按下列基礎攤銷：

- 發展中及持有作出售之物業 － 按已售物業之實際面積與可供銷售之實用面積總數之比率計算攤銷。
- 投資物業 － 採用直線法按最長達二十年之方式計算攤銷。

超出該等非貨幣性資產公平值之負商譽會即時在損益賬中確認。

在二○○一年一月一日之前產生之收購商譽／負商譽，已與儲備抵銷。商譽所產生之任何減值，均記入損益賬。

出售某實體之損益，包括與所出售實體有關商譽之未攤銷結餘，或倘若於二○○一年一月一日前進行收購，則包括已於儲備中撇銷但從未於損益表內變現之有關商譽。

(ii) 研究及發展成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產，並以直線法按不超過五年之期間攤銷，以反映將相關經濟效益確認之模式。不符合上述條件之發展成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(iii) 無形資產減值

如有跡象顯示出現減值，則無形資產之賬面值，包括之前已在儲備記賬之商譽，均需評估及即時撇減至可收回價值。

1 主要會計政策(續)

(g) 投資證券及其他投資

持有作長期項目之其他投資，乃按成本值減累積減值虧損後列賬。個別投資項目之賬面值於每個結算日審閱，以評估公平值是否已下降至低於賬面值。當非暫時性之下降出現，該項投資之賬面值將減至其公平值。減值虧損於損益賬中確認為開支。當不再存在導致撇減或撇銷之情況及事件，及有足夠證據顯示在可預見未來將出現新情況及事件，此項減值虧損會撥回盈利或虧損。

倘本集團於有關合營期終止時放棄投資之權利與權益，投資之攤銷乃按其合營年期以直線法撇銷其成本計算。其他投資之業績乃按已收取及應收取之股息基準列賬。

(h) 有待發展／發展中物業

有待發展／發展中物業按成本列賬，其中包括土地之成本、發展及建築開支(經扣除附帶租金收入)、撥作資本之借貸成本及發展應佔之其他直接成本，加上計至當日按附註1(q)(ii)所載基準確認之應佔盈利，減可預見虧損之撥備及已收之分期付款銷售額。

(i) 持有作出售用途之物業

持有作出售用途之物業按成本及可變現淨值兩者中之較低者列賬。成本包括土地成本、發展及建築費用、撥作資本之借貸成本及其他附帶費用。可變現淨值乃物業可變現之估計價格減有關費用。

(j) 存貨

存貨包括製成品及在製品，按成本值與可變現淨值二者之較低者入賬 。成本值以加權平均法計算，並包括原材料、直接人工及所有生產經常開支之應佔部份。可變現淨值乃按預計銷售所得款項扣除估計營銷費用計算。

(k) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之準備金。

(l) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金、銀行通知存款及銀行透支。

1 主要會計政策(續)

(m) 或然負債及或然資產

或然負債指因已發生的事件而可能引起之責任，此等責任需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若消耗資源之可能性改變導致可能出現資源消耗，此等負債將被確立為撥備。

或然資產指因已發生的事件而可能產生之資產，此等資產需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。

或然資產不會被確認，但會於可能收到經濟效益時在賬目附註中披露。若實質確定有收到經濟效益時，此等效益才被確立為資產。

(n) 遞延税項

遞延税項採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之短暫時差作全數撥備。主要臨時性差額因固定資產折舊、若干非流動資產及投資之重估、退休金及其他退休後福利之撥備及税項虧損結轉而產生，而就收購而言，則於所收購之資產淨值之公平值與其税基兩者之間之差額而產生。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

遞延税項資產乃就有可能將未來應課税溢利與可動用之短暫時差抵銷而確認。

遞延税項乃就附屬公司、聯營公司及合營企業之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

(o) 僱員福利

(i) 僱員應享假期

僱員在年假和長期服務休假之權利在僱員應享有時確認。根據截至結算日止僱員已提供之服務而估計之年假及長期服務休假之負債已作出撥備。

僱員之病假及產假或陪妻分娩假不作確認，直至僱員正式休假為止。

(ii) 退休金責任

本集團向界定供款退休計劃作出之供款在發生時作為費用支銷，而員工在全數取得既得之利益前退出計劃而被沒收之僱主供款將會用作扣減此供款。退休計劃之資產與集團之資產分開持有，由獨立管理基金保管。

(iii) 醫療福利

本集團向界定供款醫療福利計劃作出之供款在發生時作為費用支銷。

1 主要會計政策(續)

(p) 政府補貼

當能夠合理地保證本集團會符合附帶條件以及補貼將可收取時，政府補貼確認入賬。

與收入有關之補貼遞延及按擬補償之成本配合所需期間在損益賬中記賬。

與購買固定資產有關之政府補貼列作非流動負債下之遞延收入，並按有關資產之預期可用年期以直線法撥入損益賬。

(q) 收入及盈利之確認

(i) 出售持有作出售物業所得之收入，於簽立受法律約束之銷售合約時確認入賬。

(ii) 於落成前出售有待發展／發展中物業所得之收入，於簽立受法律約束之銷售合時確認入賬。

當有待發展／發展中作出售之物業於落成前已預先售出，而對該物業發展項目之結果亦可合理肯定，則估計盈利之總額將按整段建築期間內攤分，以反映該項發展之進度。盈利將每年按完成時之估計盈利總額之比率而計算，而所採用之比率乃於結算日所產生之建築成本與落成前之估計建築成本總額之比率，惟以已收取之分期付款之款項為限，並須就或有費用作出適當準備。

倘買方於落成時未能支付購買價之餘額，而本集團行使轉售物業之權利，則落成前已收取之銷售訂金將予沒收並列入經營盈利，任何已確認之盈利會按上述之政策予以撥回。

(iii) 經營租賃之租金收入按直線法基準確認。

(iv) 物業管理收入在提供服務之年度確認。

(v) 銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

(vi) 扣除收益稅之路費收入乃在收訖時予以確認。

(vii) 利息收入依據未償還本金額及適用利率按時間比例確認。

(viii) 股息收入在收取股息之權利確定時確認。

(ix) 物業經紀的代理費收入於有關協議成為無條件或不可撤回時確認。

1 主要會計政策（續）

(r) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在損益賬支銷。

(s) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要分部報告，而地區分佈資料則作為從屬形式呈列。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、有待發展／發展中物業、持有作出售物業、物業發展項目、應收款，以及於共同控制實體及聯營公司之權益。分部負債指經營負債，並且不包括例如稅項及若干集團整體性之借款等項目。資本性開支包括收費公路及橋樑權益（附註14）及固定資產添置（附註16）。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本性開支按資產所在地計算。

2 營業額、收益及分類資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業及製造及買賣新聞紙業務。已確認的收益如下：

	二○○四年 千港元	二○○三年 千港元
營業額		
來自收費公路業務的路費收入	**400,212**	428,873
物業管理費收入	**114,610**	70,760
租金收入		
一物業	**367,050**	319,066
一停車位	**65,339**	58,908
銷售收入		
一出售物業	**1,987,231**	1,955,105
一新聞紙銷售	**1,240,693**	1,006,263
一其他	**351,544**	86,134
	4,526,679	3,925,109
其他收益		
利息收入	**5,587**	8,450
股息收入	**14,904**	3,483
物業銷售及租賃的佣金	**15,065**	19,616
	35,556	31,549
總收益	**4,562,235**	3,956,658

期內營業額及分類業績如下：

主要分部報告一業務分部資料

本集團主要在香港及中國內地(「中國」)經營業務，並分為三項主要業務：

- 房地產一發展、出售及管理物業及持有投資物業
- 收費公路業務一發展、經營及管理收費公路及橋樑
- 造紙一製造及出售新聞紙

各項業務之間並無重大銷售。

2 營業額、收益及分類資料(續)

從屬分部報告形式－地區分部資料

本集團的三項業務範疇主要在香港及中國管理：

香港－房地產
中國－收費公路業務、房地產及紙張
其他－房地產

地區分部之間並無重大銷售。

主要分部報告－業務分部資料

	收費公路業務		房地產		造紙		本集團	
	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元
營業額	**400,212**	428,873	**2,885,774**	2,489,973	**1,240,693**	1,006,263	**4,526,679**	3,925,109
分部業績	**148,790**	185,289	**530,881**	591,423	**95,296**	90,293	**774,967**	867,005
利息收入							**5,587**	8,450
被視作出售附屬公司若干權益的虧損							**(481)**	(94,942)
未分配經營成本							**(36,587)**	(58,922)
理財成本							**(112,512)**	(224,733)
分佔下列公司的盈利減(虧損)：								
共同控制實體	**13,772**	(20,419)	**(36,793)**	(29,274)	**—**	—	**(23,021)**	(49,693)
聯營公司	**214,382**	181,607	**—**	160	**—**	—	**214,382**	181,767
除稅前盈利							**822,335**	628,932
稅項							**(210,565)**	(114,599)
除稅後盈利							**611,770**	514,333
少數股東權益							**(280,947)**	(213,680)
股東應佔盈利							**330,823**	300,653
分部資產	**2,229,404**	2,335,043	**18,052,478**	18,062,645	**1,495,642**	1,716,186	**21,777,524**	22,113,874
於共同控制實體之權益	**422,892**	330,621	**223,825**	467,443	**—**	—	**646,717**	798,064
於聯營公司之權益	**1,671,842**	1,671,076	**88,506**	82,033	**—**	—	**1,760,348**	1,753,109
未分配資產							**1,016,434**	1,120,871
總資產							**25,201,023**	25,785,918
分部負債	**565,843**	575,491	**4,350,840**	4,513,596	**221,621**	245,410	**5,138,304**	5,334,497
未分配負債							**9,360,611**	10,107,239
總負債							**14,498,915**	15,441,736
資本性開支	**3,788**	20,703	**133,368**	101,407	**68,303**	107,704	**205,459**	229,814
折舊及攤銷	**113,871**	111,113	**(21,361)**	(29,791)	**118,931**	102,958	**211,441**	184,280

2 營業額、收益及分類資料(續)

從屬分部報告形式－地區分部資料

	營業額		總資產		資本性開支	
	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元
香港	**448,891**	180,674	**1,407,288**	1,490,990	**28,253**	1,611
中國	**4,051,641**	3,741,675	**22,730,719**	23,121,470	**177,206**	228,097
海外	**26,147**	2,760	**46,582**	52,587	**—**	106
	4,526,679	3,925,109	**24,184,589**	24,665,047	**205,459**	229,814
未分配資產			**1,016,434**	1,120,871		
總資產			**25,201,023**	25,785,918		

3 撥回呆賬撥備

此乃有關於以往年度就應收款項悉數撥備，猶如不肯定其最終可收回。年內，集團董事重新評估，確定導致該撥備之情況不再存在，因此作出撥回。

4 被視作出售附屬公司若干權益之虧損

截至二〇〇四年十二月三十一日止年度，越秀交通有限公司(「越秀交通」)於越秀交通僱員購股權獲行使後發行416,000股(二〇〇三年：64,448,000股)股份，其後，本公司於越秀交通之實利減少0.02%(二〇〇三年：2.66%)。這導致被視作出售虧損481,000港元(二〇〇三年：94,942,000港元)。

5 將持有／在建物業撥回／(撇減)至可變現價值淨額

	二〇〇四年 千港元	二〇〇三年 千港元
將有待發展／發展中物業撥回／(撇減)至可變現價值淨額	**44,546**	(5,805)

若干持有／在建物業於過往年度撇減至可變現淨值。由於年內該等物業之市值增加，因此撥回所作撥備。

6 經營盈利

經營盈利已扣除下列目項：

	二〇〇四年 千港元	二〇〇三年 千港元
計入		
投資物業租金收入總額	**300,747**	292,380
減：直接支出	**(27,486)**	(29,530)
投資物業租金收入淨額	**273,261**	262,850
負商譽攤銷		
一計入銷售成本	**42,007**	37,811
一計入行政開支	**6,960**	6,959
其他應付款之撥回	**1,300**	45,527
滙兑收益淨額	**2,275**	6,367
扣除		
核數師酬金	**4,607**	4,944
廣告開支	**129,997**	96,443
售出存貨成本	**3,202,685**	2,508,535
折舊		
一自置固定資產	**148,544**	119,521
一租賃固定資產	**23**	14
收費公路及橋樑之權益攤銷／折舊(計入銷售成本)	**101,392**	98,163
商譽攤銷(計入行政成本)	**10,449**	11,352
出售附屬公司若干權益之虧損	**—**	998
出售固定資產之虧損	**6,436**	27,628
出售其他投資之虧損	**—**	1,059
員工成本(附註12)	**299,642**	259,386
經營租賃		
一租賃廠房及工作坊(附註39(a))	**16,215**	17,350
一土地及樓宇	**47,783**	43,654
呆賬準備	**5,933**	68,659

7 理財成本

	二〇〇四年 千港元	二〇〇三年 千港元
銀行貸款及透支之利息	**135,656**	230,458
融資租賃承擔之利息	**—**	70
贖回可換股債券溢價	**—**	1,950
利息		
一欠附屬公司少數股東之款額	**4,643**	—
一最終控股公司之貸款	**3,455**	3,977
一一有關連公司之貸款	**1,031**	721
一可換股債券	**—**	3,544
一其他貸款	**23,126**	3,285
產生之借貸成本總額	**167,911**	244,005
減：資本化作為有待發展／發展中物業之金額(附註(i))	**(55,399)**	(19,272)
	112,512	224,733

附註：

(i) 截至二〇〇四年十二月三十一日止年度，資本化借貸成本之平均利率約為年息4.76厘(二〇〇三年：年息5.31厘)。

8 稅項

(a) 年內的香港利得稅已按17.5%稅率(二〇〇三年：17.5%)及按估計應課稅溢利計提撥備。

(b) 本集團根據中國外商投資企業所得稅法(「中國稅法」)，按介乎18%至33%稅率，就中國附屬公司、聯營公司及共同控制實體的盈利作出中國企業所得稅準備。根據中國稅法，本集團的若干附屬公司、聯營公司及共同控制實體由首個獲利年度起的兩年至五年獲享免繳所得稅，在免稅期後三年至五年享有所得稅減半的優惠。

(c) 中國土地增值稅按介乎30%至60%的累進稅率及按土地增值價值(即出售物業所得款項減可扣減的開支，包括土地的成本，以及發展及建設開支)徵收。

8 稅項(續)

(d) 在綜合損益表內扣除的稅項金額為：

	二〇〇四年 千港元	二〇〇三年 千港元
本公司及附屬公司		
本期稅項		
香港利得稅	**1,547**	1,627
中國企業所得稅	**135,656**	78,974
中國土地增值稅	**68,295**	42,544
以往年度撥備不足／(超額撥備)	**5,296**	(6,051)
與沖回暫時差額有關的遞延稅項	**(31,852)**	(30,949)
因稅率增加而導致的遞延稅項	**—**	(1,019)
	178,942	85,126
聯營公司		
應佔中國企業所得稅	**13,990**	5,814
應佔遞延稅項	**11,589**	17,782
共同控制實體		
應佔遞延稅項	**6,044**	5,877
稅項開支	**210,565**	114,599

8 稅項(續)

本集團有關除稅前溢利之稅項與假若採用中國(本集團的本國)企業所得稅之稅率而計算之理論稅額之差額如下：

	二〇〇四年 千港元	二〇〇三年 千港元
除稅前溢利	**822,335**	628,932
按中國企業所得稅稅率33%(附註(i))(二〇〇三年：33%) 計算之稅項	**271,371**	207,548
不同稅率之影響	**(81,351)**	(53,250)
稅率提高產生之期初遞延稅項資產淨額之增加	**—**	(1,019)
免稅期稅項寬減之影響	**(201)**	(263)
無須課稅之收入	**(22,132)**	(29,677)
不可扣稅之支出	**36,246**	44,051
未確認稅損之影響淨額及使用早前未有確認之稅損	**13,663**	(8,094)
過往年度撥備不足／(超額撥備)	**5,296**	(6,051)
就計算所得稅可扣稅之土地增值稅之影響	**6,071**	19,035
	228,963	172,280
土地增值稅	**(18,398)**	(57,681)
稅項支出	**210,565**	114,599

附註：

(i) 因本集團大部份之經營均於中國進行而採納之中國企業所得稅稅率。

9 股東應佔盈利

計入本公司賬目之股東應佔盈利，為100,356,000港元(二〇〇三年：62,170,000港元)。

10 股息

	二〇〇四年 千港元	二〇〇三年 千港元
已付中期股息，每股普通股0.0083港元(二〇〇三年：0.008港元)	**52,531**	49,502
擬派末期股息，每股普通股0.009港元(二〇〇三年：0.0108港元)	**57,266**	68,038
	109,797	117,540

於二〇〇五年四月二十一日舉行之大會上，董事擬宣派末期股息每股普通股0.009港元。截至二〇〇五年十二月三十一日止年度，擬派股息並未作為應付股息計入該等賬目，但將會作為保留盈利撥款計入。

11 每股盈利

每股基本及攤薄盈利是根據本集團股東應佔盈利330,823,000港元(二〇〇三年:300,653,000港元)計算。

每股基本盈利乃按年內已發行普通股的加權平均數6,318,186,352股(二〇〇三年:6,146,494,166股)計算。每股攤薄盈利乃按6,424,401,643股(二〇〇三年:6,223,195,777股)計算,即年內已發行普通股的加權平均數,加上假設所有未行使的購股權已行使而被視作無償發行的普通股加權平均數106,215,291股(二〇〇三年:76,701,611股)計算。

12 員工成本(包括董事酬金)

	二〇〇四年 千港元	二〇〇三年 千港元
薪酬工資	**221,989**	198,757
退休成本(界定供款計劃)	**38,528**	22,585
醫療福利成本(界定供款計劃)	**5,492**	4,561
社會保障成本	**15,674**	14,405
解僱補償	**1,554**	763
員工福利	**16,405**	18,315
	299,642	259,386

退休金計劃安排

本集團為香港僱員設立一項退休金計劃。該計劃乃是定額供款計劃,並由獨立信託人管理。就每一位參與僱員而言,該僱員及本集團分別向該計劃提供僱員基本薪金5%及5%至15%之供款。於年內及於二〇〇四年十二月三十一日,概無任何重大沒收有權全數獲得供款前離開該計劃之僱員之供款(二〇〇三年:無)。

本集團為香港僱員參與強制性公積金計劃(「強積金計劃」)。根據香港強制性公積金計劃條例所界定,本集團的強積金計劃的供款為參與僱員有關收入的5%,對每名僱員每月最高的供款額為1,000港元。如僱員的有關收入每月超過5,000港元,則僱員亦可於強積金計劃作出相應供款。只要僱員繳付供款,則強積金供款將全數及即時歸僱員所有,並計作應計收益。

12 員工成本(包括董事酬金)(續)

退休金計劃安排(續)

本公司於中國經營業務之附屬公司，須參加由廣州市人民政府設立之定額供款退休計劃。所有中國員工於彼等之退休日期，有權收取相當於彼等最後一個月基本薪金金額之固定比例作為退休金，惟由當地合夥人廣州市公路開發公司(「公路開發公司」)僱用之五間中國附屬公司之大部份員工除外。該等員工乃根據此等附屬公司與公路開發公司簽訂之公路管理協議(「管理協議」)而聘用。根據管理協議(詳情於賬目附註39(b)披露)，公路開發公司承諾全權負責向由公路開發公司聘用為履行管理協議所定職務之員工及職工，支付根據中國有關法律及法規規定支付之薪金及一切法定福利、保險及公益金。其他附屬公司須按其僱員基本薪金16%至24%之比率，向該退休計劃供款。

本集團供款已自其損益表中扣除，而年內本集團支付之費用為38,528,000港元(二〇〇三年：21,363,000港元)。

13 董事及高級管理人員酬金

(a) 年內本公司向董事支付或應付之酬金總額如下：

	二〇〇四年 千港元	二〇〇三年 千港元
袍金(附註(i))	**86**	76
其他酬金：		
基本薪金、房屋津貼、其他津貼及實物利益	**5,767**	8,004
酌情花紅	**10,772**	7,434
董事退休金	**109**	162
	16,734	15,676

附註：

(i) 董事袍金乃支付予獨立非執行董事之款項。

13 董事及高級管理人員酬金（續）

(b) 酬金介乎以下幅度內之本公司董事數目如下：

酬金組別	董事人數	
	二〇〇四年	二〇〇三年
零港元 — 1,000,000港元	**5**[1]	12[1]
1,000,001港元 — 1,500,000港元	**1**	2
1,500,001港元 — 2,000,000港元	**2**	2
2,000,001港元 — 2,500,000港元	**1**	3
2,500,001港元 — 3,000,000港元	**1**	—
3,000,001港元 — 3,500,000港元	**1**	—
3,500,001港元 — 4,000,000港元	**1**	—
	12	19

[1] 包括三名（二〇〇三年：兩名）獨立非執行董事。

於截至二〇〇四年及二〇〇三年十二月三十一日止年度概無董事放棄酬金。本集團年內並無已付或應付任何酬金，作為吸引加入或加入本集團時之酬金，或作為截至二〇〇四年及二〇〇三年十二月三十一日止年度離職補償。

(c) 截至二〇〇四年十二月三十一日止年度集團內五名最高薪酬人士亦為董事，其酬金已載於上文分析。

14 於收費公路及橋樑之權益

	集團		
	無形 經營權 千港元	有形 基本建設 千港元	總額 千港元
於二〇〇四年一月一日	1,750,864	348,783	2,099,647
添置	3,121	—	3,121
攤銷／折舊支出	(88,945)	(12,447)	(101,392)
於二〇〇四年十二月三十一日	1,665,040	336,336	2,001,376
於二〇〇四年十二月三十一日			
成本	2,146,227	403,755	2,549,982
累積攤銷／折舊	(481,187)	(67,419)	(548,606)
賬面淨值	1,665,040	336,336	2,001,376
於二〇〇三年十二月三十一日			
成本	2,143,106	403,755	2,546,861
累積攤銷／折舊	(392,242)	(54,972)	(447,214)
賬面淨值	1,750,864	348,783	2,099,647

無形經營權及有形基本建設位於中國。

15 其他無形資產

	集團		
	商譽	負商譽	總計
	千港元	千港元	千港元
於二〇〇四年一月一日	40,453	(575,706)	(535,253)
攤銷支出	(3,674)	48,967	45,293
二〇〇四年十二月三十一日	36,779	(526,739)	(489,960)
二〇〇四年十二月三十一日			
成本	51,310	(629,602)	(578,292)
累計攤銷	(14,531)	102,863	88,332
	36,779	(526,739)	(489,960)
於二〇〇三年十二月三十一日			
成本	51,310	(629,602)	(578,292)
累計攤銷	(10,857)	53,896	43,039
	40,453	(575,706)	(535,253)

16 固定資產

(a) 集團

	投資物業	其他物業	在建之生產設施	廠房及機器及工具	租賃物業裝修、傢俬、裝置及辦公室設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值							
於二○○四年一月一日	4,845,537	366,760	259,378	1,247,023	211,432	72,030	7,002,160
添置	122,978	985	66,340	1,706	7,322	3,007	202,338
轉撥(自)／往有待發展／發展中售物業	(164,825)	46,260	—	—	—	—	(118,565)
重估虧絀	76,750	—	—	—	—	—	76,750
轉撥	(76,729)	73,904	—	—	—	—	(2,825)
於完成時轉撥	—	13,447	(237,413)	187,740	36,226	—	—
出售	(28,406)	(35,440)	—	(22,028)	(7,017)	(4,933)	(97,824)
於二○○四年十二月三十一日	4,775,305	465,916	88,305	1,414,441	247,963	70,104	7,062,034
累積折舊							
於二○○四年一月一日	—	106,198	—	470,436	128,822	45,622	751,078
年內支出	—	15,809	—	106,773	19,987	5,998	148,567
轉撥	—	(2,825)	—	—	—	—	(2,825)
出售	—	(20,585)	—	(25,549)	(1,941)	(3,341)	(51,416)
於二○○四年十二月三十一日	—	98,597	—	551,660	146,868	48,279	845,404
賬面淨值							
於二○○四年十二月三十一日	4,775,305	367,319	88,305	862,781	101,095	21,825	6,216,630
於二○○三年十二月三十一日	4,845,537	260,562	259,378	776,587	82,610	26,408	6,251,082

16 固定資產(續)

(b) 公司

	投資物業	其他物業	租賃物業裝修、傢俬、裝置及辦公室設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元
成本值或估值					
於二○○四年一月一日	9,375	14,338	9,234	4,465	37,412
添置	—	—	765	—	765
估值盈餘	2,200	—	—	—	2,200
轉撥	(1,275)	1,275	—	—	—
於二○○四年十二月三十一日	10,300	15,613	9,999	4,465	40,377
累積折舊					
於二○○四年一月一日	—	4,630	8,149	4,059	16,838
年內支出	—	361	469	146	976
於二○○四年十二月三十一日	—	4,991	8,618	4,205	17,814
賬面淨值					
於二○○四年十二月三十一日	10,300	10,622	1,381	260	22,563
於二○○三年十二月三十一日	9,375	9,708	1,085	406	20,574

16 固定資產(續)

(c) 本集團及本公司於投資物業及其他物業之權益乃按彼等之賬面淨值分析如下：

	集團		公司	
	二〇〇四年	二〇〇三年	**二〇〇四年**	二〇〇三年
	千港元	千港元	**千港元**	千港元
以下列租約於香港持有：				
10年至50年之租約	**724,500**	720,000	**—**	—
50年以上之租約	**131,850**	156,416	**20,747**	18,900
於香港以外地區*持有：				
10年至50年之租約	**25,524**	183	**175**	183
50年以上之租約	**4,260,750**	4,229,500	**—**	—
	5,142,624	5,106,099	**20,922**	19,083

* 於香港以外的物業主要由位於中國的物業組成。

(d) 本集團及本公司之投資物業已於二〇〇四年十二月三十一日由本集團聘用之獨立專業估值師行漢華評值有限公司按其公開市值進行重估。本集團及本公司之其他固定資產乃按成本減累計折舊列賬。

(e) 於二〇〇四年十二月三十一日，本集團及本公司根據融資租賃持有之固定資產之賬面淨值為83,000港元(二〇〇三年：46,000港元)。

17 於附屬公司之投資

	公司	
	二〇〇四年	二〇〇三年
	千港元	千港元
非上市股份投資，成本值	**29,332**	36,587
應收附屬公司之款項(附註(a))	**9,928,354**	9,814,643
	9,957,686	9,851,230
應付附屬公司之款項(附註(b))	**(377,464)**	(354,938)

(a) 應收附屬公司之款項為無抵押及無固定還款期。除為數約7,405,982,000港元(二〇〇三年：約7,353,575,000港元)之應收附屬公司款項為免息外，所有應收附屬公司款項附有年息介乎2.5至5.5厘之利息。

(b) 應付附屬公司之款項為無抵押及無固定還款期。除了約31,464,000港元(二〇〇三年：約31,445,000港元)為免息外，應付附屬公司之所有款項均為按香港銀行同業拆息加0.6%香港銀行同業拆息，再加年利率1.25厘。

(c) 本公司於二〇〇四年十二月三十一日之主要附屬公司之詳情載於第79至90頁。

(d) 截至二〇〇四年十二月三十一日止年度任何時間內，並無附屬公司擁有任何已發行借貸股本(二〇〇三年：無)。

18 於共同控制實體之權益

	集團	
	二〇〇四年 千港元	二〇〇三年 千港元
應佔資產淨值	**470,976**	384,439
收購一間共同控制實體產生之商譽減累計攤銷	**20,077**	20,265
	491,053	404,704
應收共同控制實體款項(附註(a))	**188,843**	411,825
減：應收共同控制實體款項撥備	**(33,179)**	(18,465)
	155,664	393,360
	646,717	798,064
應付共同控制實體款項(附註(a))	**(123,442)**	(75,340)

(a) 應收／(應付)共同控制實體之款項為無抵押、免息及無固定還款期。

(b) 於二〇〇四年十二月三十一日，本集團之附屬公司越秀交通有限公司擁有35%權益之廣州市西二環高速公路有限公司之資本承擔為2,528,000,000港元。

(c) 於二〇〇四年十二月三十一日，本集團之主要共同控制實體之詳情載於第91頁。

19 於聯營公司之權益

	集團	
	二〇〇四年 千港元	二〇〇三年 千港元
應佔資產淨值	**747,987**	651,060
收購一間聯營公司產之商譽減累計攤銷	**158,083**	164,670
	906,070	815,730
應收聯營公司貸款(附註(a))	**787,421**	872,606
應收聯營公司款項(附註(b))	**86,765**	84,681
減：應收聯營公司款項撥備	**(19,908)**	(19,908)
	854,278	937,379
	1,760,348	1,753,109
應付聯營公司款項(附註(b))	**(112,150)**	(112,221)

19 於聯營公司之權益(續)

(a) 除了合共568,414,000港元(二○○三年：653,816,000港元)貸款按香港最優惠利率年利率介乎5至5.125厘；美元最優惠利率介乎年利率4至5.25厘及中國財務機構主要利率介乎5.31至6.12厘計息外，其餘結餘為無抵押、免息及無固定還款期。

(b) 應收／(應付)聯營公司之款項為無抵押、免息及無固定還款期。

(c) 有關本集團主要聯營公司於二○○四年十二月三十一日之詳情載於第92頁。

20 其他投資

	集團	
	二○○四年 千港元	二○○三年 千港元
其他投資，成本值	**317,555**	316,059
減：減值撥備	**(56,208)**	(56,208)
	261,347	259,851

其他投資主要指本集團投資於在中國成立之共同合作合資公司，以發展及管理公路和發展物業。

21 有待發展／發展中物業及持有作出售之物業

有待發展物業包括有待發展之若干土地。本集團按可變現價值淨值入賬之有待發展／發展中物業及持有作出售之物業之金額約為2,130,000,000港元(二○○三年：2,575,000,000港元)。

22 存貨

	集團	
	二○○四年 千港元	二○○三年 千港元
原材料	**103,982**	59,113
在製品	**78,335**	113,327
製成品	**12,971**	47,687
	195,288	220,127

於二○○四年及二○○三年十二月三十一日，所有存貨按成本列賬。

23 應收有關連公司及應付附屬公司少數股東之款項

(a) 應收有關連公司及應付附屬公司少數股東之款項均無抵押、免息及無固定還款期。

(b) 應收有關連公司款項詳情如下：

	集團		
			年內最高
	二〇〇四年	二〇〇三年	未償還結餘
	千港元	千港元	千港元
應收有關連公司款項			
應收有關連公司款項，由本公司最終控股公司實益擁有	**3,234**	3,678	3,766

24 應收賬款

本集團對不同業務採用既定信貸政策。本集團之信貸期一般為三個月內。貿易應收款之賬齡分析如下：

	集團	
	二〇〇四年	二〇〇三年
	千港元	千港元
零至三十日	**174,569**	213,938
三十一日至九十日	**76,788**	249,337
九十一日至一百八十日	**81,345**	48,372
一百八十一日至三百六十五日	**43,789**	89,711
超過一年	**186,277**	65,736
	562,768	667,094

25 銀行及現金結餘

本集團與本公司之銀行及現金結餘包括存入中國多間銀行之人民幣存款分別約757,369,000港元(二〇〇三年：803,021,000港元)及59,000港元(二〇〇三年：4,026,000港元)。該等人民幣結餘兌換為外幣時，須受中國政府頒佈之外匯管制規則及規定所限制。

於二〇〇四年十二月三十一日，本集團之銀行存款70,747,000港元(二〇〇三年：56,143,000港元)根據有關預售中國物業之條例而被限制使用。

26 應付賬款

應付賬款包括債權人之貿易結餘及就建築合約應付之工程保修金。

貿易應付款之賬齡分析如下：

	集團	
	二〇〇四年 千港元	二〇〇三年 千港元
零至三十日	**32,433**	75,453
三十一日至九十日	**70,560**	16,247
九十一日至一百八十日	**24,008**	40,828
一百八十一日至三百六十五日	**65,755**	62,674
一年至兩年	**39,243**	203,040
超過兩年	**182,494**	49,358
	414,493	447,600

27 股本

	股份數目 千股	千港元
法定股本：		
10,000,000,000股每股面值0.10港元之普通股	10,000,000	1,000,000
已發行及繳足股本：		
於二〇〇三年一月一日	6,118,102	611,810
就收購附屬公司發行股份	31,386	3,139
於行使購股權時發行股份	99,230	9,923
於二〇〇三年十二月三十一日	6,248,718	624,872
於二〇〇四年一月一日	6,248,718	624,872
於行使購股權時發行股份（附註a）	102,880	10,288
於二〇〇四年十二月三十一日	6,351,598	635,160

附註：

(a) 年內行使購股權（請參閱附註28），因而發行每股面值0.1港元之普通股102,880,000股。

28 購股權

於二〇〇二年六月二十六日，本公司採納新購股權計劃，據此，本公司可向僱員（包括本公司董事）授出購股權以認購本公司的股份，惟上限為於二〇〇二年六月二十六日已發行之股份數目之10%。行使價將由本公司之董事會釐定，最少將為(i)本公司股份於購股權授出日期之收市價，(ii)本公司股份於緊接購股權授出日期前五個營業日之平均收市價，及(iii)本公司股份之面值（以較高者為準）。

於二〇〇四年十二月三十一日，根據舊購股權計劃授出之尚未行使購股權，可認購本公司股份合共9,626,000股。根據舊購股權計劃之規定，所有根據舊購股權計劃授出之購股權將繼續有效及可行使。

年內，購股權計劃之詳情及變動如下：

授出日期	行使期	行使價	購股權數目				
			於二〇〇四年一月一日	已授出	已行使	失效	於二〇〇四年十二月三十一日
		港元	千股	千股	千股	千股	千股
舊購股權計劃							
一九九八年九月四日	一九九八年九月四日至二〇〇四年九月三日	0.3936	52,000	—	(46,600)	(5,400)	—
一九九九年十二月十四日	一九九九年十二月十四日至二〇〇五年十二月十三日	0.5008	14,174	—	(4,548)	—	9,626
新購股權計劃							
二〇〇三年五月二日	二〇〇三年五月二日至二〇一三年五月一日	0.4100	152,150	—	(42,970)	—	109,180
二〇〇三年六月二日	二〇〇三年六月二日至二〇一三年六月一日	0.5400	61,950	—	(1,800)	—	60,150
二〇〇三年十月二十七日	二〇〇三年十月二十七日至二〇一三年十月二十六日	0.8140	12,620	—	(216)	—	12,404
二〇〇三年十二月二十三日	二〇〇三年十二月二十三日至二〇一三年十二月二十二日	0.8460	100,632	—	(170)	(228)	100,234
二〇〇四年六月二十三日	二〇〇四年六月二十三日至二〇一四年六月二十二日	0.6300	—	320,310	(6,576)	(1,320)	312,414
			393,526	320,310	(102,880)	(6,948)	604,008

29 儲備

(a) 集團

	股份溢價	資本贖回儲備	法定儲備	滙兌波動儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元
於二○○三年一月一日	5,649,409	1,815	49,841	(80,183)	477,355	6,098,237
發行普通股所得款項淨額	57,969	—	—	—	—	57,969
滙兑差額	—	—	—	3,748	—	3,748
出售有待發展／發展中物業及持有作出售之物業時釋放之儲備	—	—	—	—	(66,070)	(66,070)
被視作出售一間附屬公司若干權益時釋放之儲備	—	—	(273)	(274)	—	(547)
轉撥	—	—	13,038	—	(13,038)	—
股東應佔盈利	—	—	—	—	300,653	300,653
已付股息	—	—	—	—	(49,502)	(49,502)
於二○○三年十二月三十一日	5,707,378	1,815	62,606	(76,709)	649,398	6,344,488
於二○○四年一月一日	5,707,378	1,815	62,606	(76,709)	649,398	6,344,488
發行普通股所得款項淨額	33,355	—	—	—	—	33,355
滙兑差額	—	—	—	(1,588)	—	(1,588)
出售有待發展／發展中物業及持有作出售之物業時釋放之儲備	—	—	—	—	(30,675)	(30,675)
被視作出售一間附屬公司若干權益時釋放之儲備	—	—	(1)	(2)	—	(3)
商譽減值撥備	—	—	—	—	43,533	43,533
轉撥	—	—	16,792	—	(16,792)	—
股東應佔盈利	—	—	—	—	330,823	330,823
已付股息	—	—	—	—	(120,792)	(120,792)
於二○○四年十二月三十一日	5,740,733	1,815	79,397	(78,299)	855,495	6,599,141
相當於：						
二○○四年擬派末期股息					57,266	
其他					798,229	
於二○○四年十二月三十一日之保留盈利					855,495	

29 儲備(續)

(b) 公司

	股份溢價	資本贖回儲備	保留盈利	總計
	千港元	千港元	千港元	千港元
於二○○三年一月一日	5,649,409	1,815	313,225	5,964,449
發行普通股所得款項淨額	57,969	—	—	57,969
年內盈利	—	—	62,170	62,170
已付股息	—	—	(49,502)	(49,502)
於二○○三年十二月三十一日	5,707,378	1,815	325,893	6,035,086
於二○○四年一月一日	5,707,378	1,815	325,893	6,035,086
發行普通股之所得款項淨額	33,355	—	—	33,355
本年度盈利	—	—	100,356	100,356
已派股息	—	—	(120,792)	(120,792)
於二○○四年十二月三十一日	5,740,733	1,815	305,457	6,048,005
相當於:				
二○○四年擬派末期股息			57,266	
其他			248,191	
於二○○四年十二月三十一日之保留盈利			305,457	

(c) 本集團之保留盈利包括聯營公司及共同控制實體之應佔保留盈利分別達801,941,000港元(二○○三年:613,138,000港元)及累計虧損294,922,000港元(二○○三年:265,856,000港元)。

(d) 法定儲備指在中國經營之附屬公司、聯營公司及共同控制實體所成立之企業發展及一般儲備基金。據中國法規所規定,本公司於中國成立及經營之附屬公司及聯營公司,須按其各自之董事會所釐定之比率,對企業擴充及一般儲備金撥出其一部份之除稅後盈利(經抵銷過往年度虧損後)。根據中國外資企業會計準則,經董事會批准後,一般儲備基金可用作補償虧損及增加資本,而企業發展基金可用作增加資本。本集團之法定儲備中,包括一間聯營公司應佔之538,000港元(二○○三年:538,000港元)。

30 長期負債

	集團		公司	
	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元
銀行貸款				
有抵押(附註38)	**3,372,134**	3,848,194	**2,204,233**	2,454,683
無抵押	**735,030**	669,650	**117,000**	117,000
	4,107,164	4,517,844	**2,321,233**	2,571,683
長期負債之一年內應償還額	**(959,499)**	(875,394)	**(513,935)**	(367,452)
	3,147,665	3,642,450	**1,807,298**	2,204,231

於二〇〇四年十二月三十一日，須於以下期間償還之長期負債如下：

	集團		公司	
	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元
一年內	**959,499**	875,394	**513,935**	367,452
第二年	**1,324,388**	878,627	**367,258**	396,934
第三至第五年	**1,823,277**	2,763,823	**1,440,040**	1,807,297
	4,107,164	4,517,844	**2,321,233**	2,571,683

31 其他長期負債

其他長期貸款之還款期如下：

(a) 集團

	二OO三年					
	融資租賃承擔	最終控股公司提供之貸款	有關連公司提供之貸款	附屬公司少數股東提供之貸款	其他貸款	總額
	千港元	千港元	千港元	千港元	千港元	千港元
一年內	14	—	—	—	—	14
第二年	29	—	—	—	—	29
第三至第五年	—	220,595	79,008	—	—	299,603
無固定還款期	—	10,066	65,809	561,420	15,600	652,895
	43	230,661	144,817	561,420	15,600	952,541
減：其他長期貸款之即期部分	(14)	—	—	—	—	(14)
	29	230,661	144,817	561,420	15,600	952,527
餘額分析如下：						
計息	43	220,595	83,504	120,561	—	424,703
免息	—	10,066	61,313	440,859	15,600	527,838
	43	230,661	144,817	561,420	15,600	952,541

31 其他長期負債(續)

(a) 集團(續)

	二〇〇四年				
	融資租賃承擔	最終控股公司提供之貸款	有關連公司提供之貸款	附屬公司少數股東提供之貸款	總額
	千港元	千港元	千港元	千港元	千港元
一年內	25	—	—	—	25
第二年	25	—	—	—	25
第三年至第五年	28	267,459	—	—	267,487
無固定還款期	—	31,431	127,917	463,887	623,235
	78	298,890	127,917	463,887	890,772
減：其他長期貸款的即期部分	(25)	—	—	—	(25)
	53	298,890	127,917	463,887	890,747
餘額分析如下：					
計息	—	267,459	84,535	120,561	472,555
免息	78	31,431	43,382	343,326	418,217
	78	298,890	127,917	463,887	890,772

除了總額120,561,000港元(二〇〇三年：120,561,000港元)按中國財務機構現行借貸利率介乎年利率5.76至6.12厘計息外，計息結餘按香港銀行同業拆息加年利率1厘計息。

31 其他長期負債(續)

(b) 公司

	二OO四年				二OO三年			
	融資租賃承擔	最終控股公司提供之貸款	有關連公司提供之貸款	總額	融資租賃承擔	最終控股公司提供之貸款	有關連公司提供之貸款	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
一年內	25	—	—	25	14	—	—	14
第二年	25	—	—	25	29	—	—	29
第三至第五年	28	361,907	84,535	446,470	—	252,906	83,504	336,410
無固定還款期	—	61,180	1,673	62,853	—	7,944	1,467	9,411
	78	423,087	86,208	509,373	43	260,850	84,971	345,864
減：其他長期貸款的即期部分	(25)	—	—	(25)	(14)	—	—	(14)
	53	423,087	86,208	509,348	29	260,850	84,971	345,850
餘額分析如下：								
計息	—	361,907	84,535	446,442	43	252,906	83,504	336,453
免息	78	61,180	1,673	62,931	—	7,944	1,467	9,411
	78	423,087	86,208	509,373	43	260,850	84,971	345,864

計息結餘按香港銀行同業拆息加年利率1厘計息。

32 遞延稅項

遞延稅項乃按負債法就短暫時差按適用所得稅率作全數撥備。

遞延稅項負債／(資產)賬之變動如下：

	二○○四年 千港元	二○○三年 千港元
於一月一日	**3,611,475**	3,684,171
於損益表計入／(扣除)之遞延稅項(附註8)	**(31,852)**	(31,968)
於權益計入稅項	**(5,543)**	(40,728)
於十二月三十一日	**3,574,080**	3,611,475

年內，遞延稅項資產及負債(對銷同一稅務司法權區內之結餘前)變動如下：

遞延稅項資產：

	集團				
	向稅務機構呈報支出之不同基準 千港元	物業重估 千港元	稅損 千港元	其他 千港元	總額 千港元
於二○○三年一月一日	9,725	16,800	3,065	4,254	33,844
於損益表計入／(扣除)	793	(1,645)	822	10,966	10,936
於二○○三年十二月三十一日	10,518	15,155	3,887	15,220	44,780
於二○○四年一月一日	10,518	15,155	3,887	15,220	44,780
於損益表計入	11,230	—	5,536	685	17,451
於二○○四年十二月三十一日	21,748	15,155	9,423	15,905	62,231

32 遞延稅項(續)

遞延稅項負債：

	集團				
	物業重估	向稅務機構呈報收入及支出之不同基準	加速折舊	其他	總額
	千港元	千港元	千港元	千港元	千港元
於二〇〇三年一月一日	3,604,233	76,576	24,810	12,396	3,718,015
於損益表扣除／(計入)	(97,757)	84,984	(16,319)	8,060	(21,032)
於保留盈利計入	(40,728)	—	—	—	(40,728)
於二〇〇三年十二月三十一日	3,465,748	161,560	8,491	20,456	3,656,255
於二〇〇四年一月一日	3,465,748	161,560	8,491	20,456	3,656,255
於損益表扣除／(計入)	(81,366)	71,603	(218)	(4,420)	(14,401)
於保留盈利計入	(5,543)	—	—	—	(5,543)
於二〇〇四年十二月三十一日	3,378,839	233,163	8,273	16,036	3,636,311

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅盈利變現而就所結轉之稅損及物業價值重估作確認。於二〇〇四年十二月三十一日，本集團就香港利得稅有並無屆滿日期的未確認稅損967,000,000港元(二〇〇三年：752,000,000港元)，而因重估物業而產生之未確認稅務利益為251,000,000港元(二〇〇三年：459,000,000港元)。

於合法可強制執行權利將流動稅項資產與流動稅項負債對銷及於遞延所得稅與相同財政機構有關時，抵銷遞延稅項資產及負債。

	二〇〇四年	二〇〇三年
	千港元	千港元
遞延稅項資產		
一香港利得稅	**10,054**	12,712
一中國企業所得稅	**46,145**	26,349
	56,199	39,061
遞延稅項負債		
一香港利得稅	**15,648**	19,449
一中國企業所得稅	**1,576,982**	1,506,745
一中國土地增值稅	**2,037,649**	2,124,342
	3,630,279	3,650,536

33 綜合現金流量表附註

(a) 經營盈利與經營產生之現金流入淨額對賬表：

	二〇〇四年 千港元	二〇〇三年 千港元
經營盈利	**743,486**	721,591
折舊及攤銷	**211,441**	184,280
出售／被視作出售附屬公司若干權益之虧損	**481**	95,940
出售固定資產之虧損	**6,436**	27,628
出售其他投資之虧損	**—**	1,059
利息收入	**(5,587)**	(8,450)
股息收入	**(14,904)**	(3,483)
投資物業之重估盈餘	**(76,750)**	(165,840)
持有／在建物業(回撥)／撇減至可變現淨值	**(44,546)**	5,805
未計營運資金變動前經營盈利	**820,057**	858,530
有待發展／發展中物業及持有作出售之物業之減少淨額	**857,212**	982,306
存貨減少／(增加)	**24,839**	(28,438)
應收賬款、其他應收款項、預付款項及按金(包括應收有關連公司款項)之增加	**(63,133)**	(71,033)
應付賬款、其他應付款項及應計費用減少	**(206,700)**	(749,618)
經營產生之現金流入淨額	**1,432,275**	991,747

33 綜合現金流量表附註(續)

(b) 視為收購／收購附屬公司

	二〇〇四年 千港元	二〇〇三年 千港元
購入之淨資產		
固定資產	—	17,685
其他投資	—	1,402
於共同控制實體之權益	**(24,242)**	—
應收共同控制實體之款項	**(350,628)**	—
有待發展／發展中物業	**471,115**	—
存貨	—	21,938
其他應收款項、預付款項及按金	**10,966**	18,587
銀行結餘及現金	**2,339**	16,683
應付賬款、其他應付款項及應計費用	**(81,728)**	(15,330)
少數股東權益(附註33(d))	**(27,822)**	(617)
銀行貸款	—	(28,037)
	—	32,311
因收購產生之負商譽	—	(5,005)
收購成本總額	—	27,306
支付方式：		
發行股份	—	27,306
收購總成本	—	27,306

就合資協議條款改變而言，共同控制實體成為本集團之附屬公司。由於本集團應佔之股權並無變動，本集團並無就視作收購支付任何代價。

年內收購之附屬公司帶來之經營業務現金流出36,000,000港元(二〇〇三年：流出為3,000,000港元)、投資業務為零(二〇〇三年：流出為1,000,000港元)及理財活動流入37,000,000港元(二〇〇三年：零)。

33 綜合現金流量表附註(續)

(b) 視為收購／收購附屬公司(續)

視為收購／收購附屬公司產生之現金及現金等價物流入淨額分析

	二〇〇四年 千港元	二〇〇三年 千港元
現金代價	—	—
購入之銀行結餘及現金	**2,339**	16,683
視為收購／收購附屬公司產生之現金及現金等價物之流入淨額	**2,339**	16,683

(c) 出售於附屬公司之若干權益

	二〇〇四年 千港元	二〇〇三年 千港元
本集團出售權益之資產淨值	—	18,494
於出售時釋放之負商譽	—	(8,857)
出售虧損	—	(998)
出售附屬公司若干權益之現金及現金等價物流入淨額	—	8,639

33 綜合現金流量表附註(續)

(d) 財務變動分析

	股本(包括股份溢價)	可換股債券	銀行貸款	應付聯營公司及共同控制實體之款項	應付附屬公司少數股東之款項及其他長期負債	少數股東權益
	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇三年一月一日	6,261,219	200,623	6,763,073	185,162	764,922	3,403,865
就收購附屬公司發行普通股	27,306	—	—	—	—	—
為換取現金而發行普通股	43,725	—	—	—	—	—
贖回可換股債券	—	(200,623)	—	—	200,623	—
贖回可換股債券之溢價	—	—	—	—	1,950	—
附屬公司少數股東出資	—	—	—	—	—	6,037
於附屬公司之股權增加	—	—	—	—	—	(244,177)
收購附屬公司	—	—	28,037	—	—	617
於附屬公司之股權減少	—	—	—	—	—	18,494
少數股東應佔盈利	—	—	—	—	—	213,680
被視作出售附屬公司之若干權益	—	—	—	—	—	152,307
少數股東應佔匯兑儲備	—	—	—	—	—	668
支付予附屬公司少數股東之股息	—	—	—	—	—	(129,377)
轉撥自少數股東權益	—	—	—	—	344	(344)
新借貸	—	—	2,252,575	2,399	183,093	—
還款	—	—	(3,005,352)	—	(19,356)	(46,948)
於二〇〇三年十二月三十一日	6,332,250	—	6,038,333	187,561	1,131,576	3,374,822

33 綜合現金流量表附註(續)

(d) 財務變動分析(續)

	股本(包括股份溢價)	銀行貸款	應付聯營公司及共同控制實體之款項	應付附屬公司少數股東之款項及其他長期負債	少數股東權益
	千港元	千港元	千港元	千港元	千港元
於二○○四年一月一日	6,332,250	6,038,333	187,561	1,131,576	3,374,822
為換取現金而發行普通股	43,643	—	—	—	—
附屬公司少數股東權益的資本貢獻	—	—	—	—	4,476
少數股東應佔盈利	—	—	—	—	280,947
被視作收購附屬公司(附註33(b))	—	—	—	—	27,822
被視作出售附屬公司若干權益	—	—	—	—	799
少數股東應佔滙兑儲備	—	—	—	—	(2,066)
支付予少數股東之股息	—	—	—	—	(218,993)
新借款	—	932,996	48,031	177,745	—
還款	—	(1,801,602)	—	(231,818)	—
二○○四年十二月三十一日	6,375,893	5,169,727	235,592	1,077,503	3,467,807

34 經營租賃承擔

集團根據有關土地及樓宇之不可撤銷之經營租賃而於未來支付之最低租賃付款總額(主要來自附註39(a)所述之有關連人士交易產生)如下:

	二○○四年	二○○三年
	千港元	千港元
第一年內	**26,380**	31,591
第二至第五年內	**97,388**	85,560
五年後	**215,354**	254,977
	339,122	372,128

本公司於二○○四年十二月三十一日並無任何經營租賃承擔(二○○三年:無)。

35 應收未來最低租金

於二○○四年十二月三十一日，本集團及本公司根據不可註銷租約應收未來最低租金如下：

	集團		公司	
	二○○四年	二○○三年	**二○○四年**	二○○三年
	千港元	千港元	**千港元**	千港元
第一年內	**296,187**	331,295	**70**	28
第二至第五年內	**495,792**	527,200	**—**	—
五年後	**12,803**	129,839	**—**	—
	804,782	988,334	**70**	28

36 其他承擔

	集團	
	二○○四年	二○○三年
	千港元	千港元
有關固定資產之資本承擔：		
已簽約但未撥備	**14,359**	16,755
已批准但未簽約	**—**	—
	14,359	16,755

於二○○四年十二月三十一日，本集團就注資於共同控制實體之股本之財務承擔約為247,990,000港元（二○○三年：無）。

37 或然負債

	集團		公司	
	二〇〇四年 千港元	二〇〇三年 千港元	二〇〇四年 千港元	二〇〇三年 千港元
(a) 授予本集團物業若干買家之按揭融資擔保(附註)	**250,520**	117,052	**—**	—
(b) 為附屬公司之銀行及貸款融資作出擔保	**—**	—	**390,215**	694,915
	250,520	117,052	**390,215**	694,915

(c) 於二〇〇四年及二〇〇三年十二月三十一日，本集團就一間聯營公司之一名合營夥伴(「合營夥伴」)償還銀行貸款人民幣500,000,000元(相當於約467,000,000港元)及有關利息(統稱「有關貸款」)，向銀行抵押其從該聯營公司之24.3%實際權益所產生之收入。

該名合營夥伴已就因該抵押產生之一切負債向本集團提供反彌償保證。此外，越秀企業已向本集團發出彌償保證，據此，倘若該名合營夥伴向本集團提供之反彌償保證不足以彌補有關貸款，則越秀企業將向銀行清償／支付該名合營夥伴提供之反彌償保證與有關貸款之間之任何差額。

附註：

本集團為若干物業單位之買家安排銀行融資，並提供擔保以保證該等買家償還款項。該等擔保於發出《房地產權證》及《房地產他項權證》時終止。

38 資產抵押

於二〇〇四年十二月三十一日，本集團及本公司所獲授之若干銀行融資及貸款乃以下列各項作為抵押：

(a) 本集團若干有待發展／發展中物業、持有作出售之物業、其他物業及投資物業，賬面總值分別為514,000,000港元(二〇〇三年：665,000,000港元)、291,000,000港元(二〇〇三年：246,000,000港元)及3,230,000,000港元(二〇〇三年：3,573,000,000港元)；

(b) 若干附屬公司總賬面淨值(不包括公司間之貸款)4,086,000,000港元(二〇〇三年：3,849,000,000港元)若干資產之浮動押記；

(c) 於若干附屬公司之本集團股權之抵押；及

(d) 總額3,648,000,000港元(二〇〇三年：3,573,000,000港元)若干公司之間貸款的質押。

39 有關連人士交易

重大有關連人士交易在本集團於日常業務過程中進行，詳情如下：

	二〇〇四年 千港元	二〇〇三年 千港元
支付予附屬公司少數股東之租金及公用設施開支(附註(a))	**260,384**	186,303
支付及應付予附屬公司少數股東之收費公路管理費(附註(b))	**62,235**	62,223
支付予最終控股公司之租金開支及物業管理費(附註(c))	**1,025**	1,056
支付予附屬公司少數股東權益之利息開支(附註(d))	**4,643**	—

附註：

(a) 於二〇〇二年十月十七日，本集團與廣州造紙集團有限公司訂立租賃合約及公用設施供應合約，據此，廣州造紙集團有限公司同意出租若干轉讓資產予本集團，為期二十年，月租人民幣1,446,000元(相當於約1,364,000港元)，及按若干預定價格供應電、水、熱予本集團，為期二十年。本公司股東於二〇〇二年十一月二十五日舉行之股東特別大會上批准該等交易。

(b) 於二〇〇四年九月六日，本集團之附屬公司少數股東廣州市公路開發公司(「公路開發公司」)與若干在中國經營收費公路之附屬公司訂立關於收費公路管理費之管理協議，據此，公路開發公司負責廣汕公路、廣深公路、廣從公路第一段及第二段、1909省道及廣花公路之日常運作及保養服務，包括收取路費及維修保養，換取每年預先釐定之固定金額。該等管理協議之詳情已刊登於本公司及越秀交通有限公司於二〇〇四年九月六日刊發之聯合公佈中。

(c) 支付予本公司最終控股公司越秀企業(集團)有限公司之物業管理費每年51,000港元及租金開支由一月至十月每月為88,000港元，由十一月至十二月每月為47,000港元(二〇〇三年：每月88,000港元)。

(d) 附屬公司之少數股東廣州造紙集團有限公司提供之墊款於年內按年利率5.31厘計息。

40 最終控股公司

董事認為本公司之最終控股公司為在香港註冊成立之公司越秀企業(集團)有限公司。

41 賬目通過

本年度賬目已於二〇〇五年四月二十一日由董事會通過。

主要附屬公司

於二○○四年十二月三十一日，本公司於下列主要附屬公司中持有股份／權益：

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
凱榮投資有限公司	香港	1股普通股 每股1港元	—	100	—	—	物業投資
碧秀實業(深圳)有限公司	中國，有限公司	註冊股本 7,000,000港元	—	100	—	100	物業發展
貴康發展有限公司	香港	2股普通股 每股1港元	—	100	—	100	物業發展
經合有限公司	香港	1股普通股 每股1港元	—	100	—	—	物業投資
耀宏投資有限公司	香港	10,000股普通股 每股1港元	—	100	—	100	投資控股
祥港發展有限公司	香港	10,000股普通股 每股1港元	—	100	—	100	投資控股
俊英發展有限公司	香港	2股普通股 每股1港元	—	100	—	100	物業發展
越秀置業(澳門)有限公司	澳門	1股澳門幣 198,000元 1股澳門幣2,000元	—	100	—	100	物業發展
恒秀物業管理有限公司	澳門	1股澳門幣 99,000元 1股澳門幣1,000元	—	100	—	100	物業管理
寶途投資有限公司	香港	1股普通股 每股1港元	—	100	—	—	物業投資
大連堅柏房地產開發有限公司	中國，有限公司	註冊股本 7,500,000美元	—	100	—	100	物業發展
Elsburg Limited	香港	10,000股普通股 每股1港元	—	100	—	100	物業投資
永佳國際有限公司	香港	10,000股普通股 每股1港元	—	100	—	100	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
創名國際有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股
First-Win Group Limited	英屬處女群島	1股普通股每股1美元	—	**100**	—	100	投資控股
拓富有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	物業投資
港方發展有限公司	香港	500,000股普通股每股1港元	—	**100**	—	100	物業投資
焯耀投資有限公司	香港	2股普通股每股1港元	—	**100**	—	100	投資控股
Goldtech Worldwide Limited	英屬處女群島	1股普通股每股1美元	—	**100**	—	100	投資控股
佳統發展有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股
健栢發展有限公司	香港	1股普通股每股1港元	—	**100**	—	—	物業投資
廣州市高展城市房產有限公司	中國，有限公司	註冊股本人民幣88,315,800元	—	**95**	—	95	物業發展
廣州市致勝城市房產有限公司	中國，有限公司	註冊股本人民幣28,684,800元	—	**95**	—	95	物業發展
廣州市中基城市房產有限公司	中國，有限公司	註冊股本人民幣37,236,300元	—	**95**	—	95	物業發展
廣州市祥港房地產開發有限公司	中國，有限公司	註冊股本259,670,000港元	—	**100**	—	100	物業發展
廣州市祥發房地產有限公司	中國，有限公司	註冊資本人民幣111,450,000元	—	**75**	—	75	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
廣州祥荷房地產開發有限公司	中國，有限公司	註冊股本 5,000,000美元	—	**100**	—	100	物業發展
廣州市城市建設開發有限公司	中國，有限公司	註冊股本 人民幣 1,631,012,700元	—	**95**	—	95	物業發展
廣州城建開發投資顧問有限公司	中國，有限公司	註冊股本 人民幣 2,145,800元	—	**98.13**	—	98.13	物業發展顧問服務
廣州城建開發裝飾有限公司	中國，有限公司	註冊股本 人民幣 35,882,800元	—	**98.62**	—	98.62	裝飾及設計
廣州城建開發南沙房地產有限公司	中國，有限公司	註冊股本 人民幣 8,000,000元	—	**95**	—	95	物業發展
廣州城建開發宏城連鎖超級市場有限公司	中國，有限公司	註冊股本 人民幣 33,178,900元	—	**98.13**	—	98.13	經營超級市場
廣州城建開發景城房地產有限公司	中國，有限公司	註冊股本 人民幣 13,712,500元	—	**95**	—	95	物業發展
廣州城建開發物業有限公司	中國，有限公司	註冊股本 人民幣 12,994,800元	—	**95**	—	95	物業發展及投資
廣州城建開發工程監理有限公司	中國，有限公司	註冊股本 人民幣 8,921,500元	—	**65**	—	65	項目管理

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
廣州城建開發偉城實業有限公司	中國，有限公司	註冊股本 人民幣 955,300元	—	**80**	—	80	物業投資
廣州城建開發興業房地產中介有限公司	中國，有限公司	註冊股本 人民幣 37,520,000元	—	**52**	—	52	地產代理
城市建設開發集團(中國)有限公司	英屬處女群島	1股普通股 每股1美元	**100**	—	100	—	投資控股
廣州市廣運城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	95	物業發展
廣州市東盛城市房產有限公司	中國，有限公司	註冊股本 人民幣 12,734,400元	—	**95**	—	95	物業發展
廣州市忠勝城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,231,400元	—	**95**	—	95	物業發展
廣州宏城汽車服務有限公司	中國，有限公司	註冊股本 人民幣 2,730,600元	—	**81.26**	—	81.26	停車場管理
廣州宏城發展有限公司	中國，有限公司	註冊股本 人民幣 539,578,600元	—	**100**	—	100	物業發展
廣州市廣秀城市房產有限公司	中國，有限公司	註冊股本 人民幣 18,287,700元	—	**95**	—	95	物業發展
廣州市安威城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,386,800元	—	**95**	—	95	物業發展
Guangzhou Investment (China Property) Company Limited	英屬處女群島	5,000股普通股 每股1港元	—	**100**	—	100	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
越秀投資財務有限公司	香港	2股普通股 每股1港元	**100**	**—**	100	—	財務服務
Guangzhou Investment (HK Property) Company Limited	英屬處女群島	1股普通股 每股1港元	**—**	**100**	—	100	投資控股
Guangzhou Investment (Macau Property) Company Limited	英屬處女群島	1股普通股 每股1港元	**—**	**100**	—	100	投資控股
Guangzhou Investment Property Holdings Limited	英屬處女群島	1股普通股 每股1美元	**100**	**—**	100	—	投資控股
廣州捷雅城房地產開發有限公司	中國，有限公司	註冊股本 92,000,000港元	**—**	**92**	—	92	物業發展
廣州市祺東城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	**—**	**95**	—	95	物業發展
廣州市美華城市房產有限公司	中國，有限公司	註冊股本 人民幣 12,853,900元	**—**	**95**	—	95	物業發展
廣州市萬升城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	**—**	**95**	—	95	物業發展
* 廣州市南新公路發展有限公司	中國，有限公司	註冊股本 人民幣 141,463,000元	**—**	**27.46**	—	27.47	發展及管理連接廣州及深圳之廣深公路
廣州造紙股份有限公司	中國，有限公司	註冊股本 人民幣 924,680,000元	**—**	**51**	—	51	製造及銷售新聞紙

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
廣州市峻威城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,448,600元	—	**95**	—	95	物業發展
* 廣州市橋威公路發展有限公司	中國，有限公司	註冊股本 人民幣 12,326,000元	—	**34.33**	—	34.34	投資控股
廣州市灣華城市房產有限公司	中國，有限公司	註冊股本 人民幣 23,074,600元	—	**95**	—	95	物業發展
廣州市誠安城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	**95**	—	95	物業發展
* 廣州穗橋發展有限公司	中國，有限公司	註冊股本 人民幣 1,000,000元	—	**34.33**	—	34.34	投資控股
廣州市瑞峰城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,440,300元	—	**95**	—	95	物業發展
* 廣州市太和公路發展有限公司	中國，有限公司	註冊股本 人民幣 155,980,000元	—	**27.46**	—	27.47	發展及管理連接廣州與從化之廣從公路一段
* 廣州市太龍公路發展有限公司	中國，有限公司	註冊股本 人民幣 116,667,000元	—	**17.50**	—	17.51	開發及管理連接廣州與從化之廣從公路第二段以及連接從化與龍潭之1909省道

主要附屬公司（續）

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
廣州市聚賢城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州體育大廈有限公司	中國，有限公司	註冊股本 26,700,000美元	—	**100**	—	100	物業發展及投資
廣州市廣基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州市東威城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州市聯威城市房產有限公司	中國，有限公司	註冊股本 人民幣 19,776,700元	—	**95**	—	95	物業發展
* 廣州市維安公路發展有限公司	中國，有限公司	註冊股本 人民幣 175,750,000元	—	**27.46**	—	27.47	發展及管理連接廣州及汕頭之廣汕公路
廣州白馬服裝市場有限公司	中國，有限公司	註冊股本 人民幣 118,873,900元	—	**76.33**	—	76.33	物業投資
廣州市勝基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州市永力城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	95	物業發展
廣州市興城實業發展有限公司	中國，有限公司	註冊股本 人民幣 154,612,700元	—	**95**	—	95	物業投資

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
* 廣州市新廣公路發展有限公司	中國，有限公司	註冊股本人民幣143,333,000元	—	**18.88**	—	18.89	發展及管理連接廣州及花都之廣花公路
廣州怡城物業管理有限公司	中國，有限公司	註冊股本人民幣3,403,700元	—	**85.68**	—	85.68	物業管理
廣州市益豐城市房產有限公司	中國，有限公司	註冊股本人民幣14,083,200元	—	**95**	—	95	物業發展
* 廣州越鵬信息有限公司	中國，有限公司	註冊股本人民幣160,000,000元	—	**34.33**	—	34.33	投資控股
廣州市越秀物業管理有限公司	中國，有限公司	註冊股本人民幣1,000,000元	—	**60**	—	60	物業管理
廣州市致威城市房產有限公司	中國，有限公司	註冊股本人民幣59,618,800元	—	**95**	—	95	物業發展
越秀交通(控股)有限公司	英屬處女群島	1,848,497,550股普通股每股1港元	—	**51**	—	51	投資控股
* 越秀交通有限公司	百慕達	1,114,649,530股普通股每股0.1港元	**0.01**	**34.32**	0.01	34.33	投資控股
Honstar Investments Limited	英屬處女群島	1股普通股每股1美元	—	**100**	—	100	投資控股
* 湖南越通路橋發展有限公司	中國，有限公司	註冊股本人民幣21,000,000元	—	**25.75**	—	25.76	開發及管理湖南省之湘江二橋

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
中詠發展有限公司	香港	5,000,000股普通股 每股1港元	—	**100**	—	100	投資控股
展升有限公司	香港	2股普通股 每股1港元	**100**	—	100	—	持有物業
展康國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
越宏發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業投資
越成發展有限公司	香港，新加坡	2股普通股 每股1港元	**100**	—	100	—	物業投資
錦漢投資有限公司	香港	10,000股普通股 每股100港元	—	**100**	—	100	投資控股
詠源有限公司	香港	1股普通股 每股1港元	—	**100**	—	—	物業投資
* 橋豐有限公司	英屬處女群島	2股普通股 每股1港元	—	**34.33**	—	34.34	投資控股
利鴻發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
越進發展有限公司	香港	100股普通股 每股1港元	—	**100**	—	100	物業投資
俊盛發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
維美實業有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	投資控股
堅柏發展有限公司	香港	1,000,000股普通股每股1港元	—	**100**	—	100	投資控股
志登投資有限公司	香港	10,000股普通股每股1港元	—	**100**	—	100	物業投資
圓桌控股有限公司	英屬處女群島	100股普通股每股1港元	**100**	—	100	—	投資控股
* 陝西金秀交通有限公司	中國，有限公司	註冊股本人民幣100,000,000元	—	**34.33**	—	34.34	開發及管理陝西省之西安至臨潼高速公路
華泰發展有限公司	香港	1股普通股每股1港元	—	**100**	—	—	物業投資
俊雅發展有限公司	香港	100股普通股每股1港元	—	**100**	—	100	物業投資
* 駿佳企業有限公司	香港	2股普通股每股1港元	—	**34.33**	—	34.34	持有物業
高度發展(澳門)有限公司	澳門	1股澳門幣99,000元 1股澳門幣1,000元	—	**100**	—	100	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 2004 直接	2004 間接	2003 直接	2003 間接	主要業務
華苑置業有限公司	香港	1,000,000股普通股 每股1港元	—	**100**	—	60	投資控股
盛德發展有限公司	英屬處女群島	350,000股普通股 每股1港元	—	**100**	—	100	投資控股
力超發展有限公司	英屬處女群島	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
德旺國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
達康國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
堅興有限公司	香港	100股普通股 每股100港元	—	**100**	—	100	物業投資
偉頓投資有限公司	香港	1股普通股 每股1港元	—	**100**	—	—	物業投資
華碧發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
越秀亞通停車場有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	停車場管理
越秀投資(中國)有限公司	中國，有限公司	註冊股本 人民幣 39,015,773.09元	**100**	—	100	—	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比				主要業務
			2004		2003		
			直接	**間接**	直接	間接	
越秀物業代理有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業代理服務
越秀物業顧問有限公司	香港	100股普通股 每股1港元 500,000股無投票權 遞延股每股1港元	—	**100**	—	100	物業管理 顧問服務
越秀物業管理有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	樓宇管理 服務

董事認為，上表所包括之本公司之附屬公司，對本集團是年度業績有重大影響或構成資產淨值之主要部份。而倘提供其他附屬公司之詳情，董事認為則會使資料過於冗長。

* 其為附屬公司乃由於本集團透過其他附屬公司持有該等公司超過50%之已發行投票權股本權益。

主要共同控制實體

於二〇〇四年十二月三十一日，本集團有下列之主要共同控制實體：

共同控制實體名稱	成立及經營地點	實際間接擁有權益／投票權／利潤分成應佔之百分比		主要業務
		2004	2003	
廣東新時代房地產有限公司	中國	**45**	45	物業發展
		33.33	33.33	
		44	44	
廣州市北二環高速公路有限公司	中國	**15.79**	15.80	開發及管理廣州之
		40	50	廣州市北二環
		15.79	15.80	高速公路
廣州南方房產實業有限公司	中國	**30**	30	物業發展及管理
		28.57	28.57	
		30	30	
廣州市西二環高速公路有限公司	中國	**12.02**	—	開發及管理廣州之
		33	—	廣州市西二環
		12.02	—	高速公路
海南華城房產開發有限公司	中國	**52**	31.20	物業發展
		57.14	28.57	
		52	31.20	
舟山鑫源房地產開發有限公司	中國	**38**	38	物業發展
		33.33	33.33	
		38	38	

主要聯營公司

於二○○四年十二月三十一日，本集團於下列主要聯營公司中持有股份/權益：

聯營公司名稱	註冊成立／成立及經營地點	實際持股百分比		主要業務
		2004	2003	
新致利建業有限公司	澳門	**25**	25	投資控股
國泰投資發展有限公司	澳門	**50**	50	物業發展
* 廣東虎門大橋有限公司	中國	**8.58**	8.58	開發及管理虎門之虎門大橋
* 廣東清連公路發展有限公司	中國	**8.10**	8.10	開發及管理連接清遠與連州之107國道
* 廣東汕頭海灣大橋有限公司	中國	**10.30**	10.30	開發及管理汕頭之海灣大橋
* 廣州北環高速公路有限公司	中國	**8.34**	8.34	開發及管理廣州之廣州市北環高速公路
廣州新越房地產開發有限公司	中國	**28.20**	28.20	物業發展

* 其為聯營公司乃由於本集團透過附屬公司持有該等公司超過20%之已發行投票權股本權益。

給予若干實體之貸款

本集團於二〇〇四年十二月三十一日為下列實體提供之貸款超逾市值（附註五）8.0%。本公司根據香港聯合交易所有限公司之證券上市規則（「上市規則」）第13.20條披露之有關資料如下：

實體名稱	本公司間接持有權益應佔之百分比	於二〇〇四年十二月三十一日之貸款 *(附註一)* 附息 (A) 百萬港元	免息 (B) 百萬港元	利率	合計 (A+B) 百萬港元
廣東虎門大橋有限公司	8.58	525.0	—	*(附註二)*	525.0

給予聯屬公司之財務資助

本集團於二〇〇四年十二月三十一日向本公司之聯屬公司（「相關的聯屬公司」）提供財務資助，合共超逾市值（附註五）8.0%。本公司根據上市規則第13.22條披露之有關資料如下：

聯屬公司名稱	本公司間接持有權益應佔之百分比	於二〇〇四年十二月三十一日之貸款 *(附註一)* 附息 (A) 百萬港元	免息 (B) 百萬港元	利率	合計 (A+B) 百萬港元
廣東虎門大橋有限公司	8.58	525.0	—	*(附註二)*	525.0
廣東清連公路發展有限公司	8.10	—	219.0	—	219.0
廣東汕頭海灣大橋有限公司	10.30	43.4	—	*(附註三)*	43.4
海南華城房產開發有限公司	52.00	—	49.7	—	49.7
廣東新時代房地產有限公司	45.00	—	10.1	—	10.1
舟山鑫源房地產開發有限公司	38.00	—	2.6	—	2.6
合計 *(附註四)*		568.4	281.4		849.8

給予聯屬公司之財務資助(續)

附註:

(一) 該等貸款乃股東貸款,是本集團按佔該等實體及聯屬公司之股權比例注入之部份投資成本。此等貸款均無抵押,亦無固定還款期。本集團並無對上述實體及聯屬公司承諾注入資本及提供擔保。

(二) 附息之貸款,其中約419,700,000港元之利息是按照美國最優惠利率計算,約105,200,000港元之利息按中國金融機構借貸利率計算,餘數之利息是按照香港最優惠利率計算。

(三) 附息之貸款,其中約9,100,000港元之利息是按照香港最優惠利率計算,約34,300,000港元之利息按中國金融機構借貸利率計算。

(四) 本集團向本公司之聯屬公司提供之財務資助總額超過市值之8.0%。

(五) 市值指本公司於二〇〇四年十二月三十一日之市值達4,839,917,610港元,此乃按本公司於二〇〇四年十二月三十一日已發行股份合共6,351,597,914股,以及緊接二〇〇四年十二月三十一日前五個營業日之平均收市價每股0.762港元為基準計算。

聯屬公司的備考合併資產負債表

根據上市規則第13.22條,本公司相關的聯屬公司於二〇〇四年十二月三十一日的備考合併資產負債表及本集團的應佔權益載列如下:

	千港元
長期資產	5,953,102
流動資產	544,783
流動負債	(152,774)
長期負債	(4,126,080)
資產淨值	2,219,031

	千港元
本集團應佔權益	
資產淨值	268,280
股東應收貸款	849,821
收購商譽減攤銷	158,083
	1,276,184

根據上市規則第13.21條作出之披露

茲提述二〇〇一年九月五日簽訂之定期貸款協議(「二〇〇一年貸款協議」)及二〇〇四年九月七日簽訂二〇〇一年貸款協議之補充協議有關15,000,000美元未付還本金的到期日延展至二〇〇五年九月、二〇〇二年九月二十三日簽訂之2,630,000,000港元貸款協議(將於二〇〇七年十二月到期)、二〇〇三年六月十六日簽訂之100,000,000港元貸款協議(將於二〇〇五年十二月到期)及二〇〇三年六月二十三日簽訂之300,000,000港元貸款協議(將於二〇〇八年六月到期)。根據上述各項協議之條款,一旦越秀企業直接或間接持有本公司已發行股本之權益低於40%(就二〇〇一年貸款協議而言)或30%(就其他三項貸款協議而言)時,將視作違約。此責任規定已獲履行。

公司及股東關係資料

董事會

執行董事

區秉昌 *(董事長)*
梁　毅
陳光松
李　飛
梁凝光
肖博彥

獨立非執行董事及審核委員會成員

余立發
李家麟
劉漢銓

公司秘書

余達峯

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行（香港）有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
何子勵
電話： (852) 2511 6671
傳真： (852) 2598 7688
電郵： contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

項目	用途	可供出售面積（平方米）	地點
*江南新苑（一、二期） 廣州市海珠區新港西路40號	住宅	49,400	海珠
*翠城花園（一、二、三期） 廣州市海珠區寶崗大道南	住宅	50,100	海珠
*星滙雅苑（跑馬地項目） 廣州市天河區珠江新城平江路	住宅	45,900	天河
*濱江怡苑一期（赤崗橋西項目） 廣州市海珠區濱江東路	住宅	44,100	海珠
*三元里項目 廣州市白雲區機場西路	住宅	13,800	白雲
財富廣場 廣州市體育東路114～118號	寫字樓	7,500	天河
*星滙國際 廣州市天河區珠江新城E1-1	公寓 寫字樓	11,300 25,700	天河
*越秀大廈 廣州市越秀區東風中路	公寓 寫字樓	18,400 29,400	越秀
*逸泉山莊（B區一期、C區、D區） 廣州市從化神崗鎮	別墅	77,400	從化
*南沙濱海花園（啟動區一二期、二期） 廣州市番禺南沙開發區	別墅 公寓	78,700 28,700	番禺
駿滙大廈商鋪（裙樓） 廣州市天河區體育西路5, 7, 9號	商業 停車場	8,600 9,000	天河

廣州市主要房地產項目名單：二〇〇五年內可出售（續）

項目	用途	可供出售面積（平方米）	地點
星滙園商鋪（裙樓）	商業	10,200	天河
廣州市天河區珠江新城E2-1及E2-2	停車場	23,000	
祥康商貿大廈	寫字樓、商業	28,600	白雲
廣州市白雲區三元里大道	停車場	3,400	

* 在二〇〇四年十二月三十一日財務報表中反映為持有作出售之物業或發展中物業。

項目	用途	可供出租面積（平方米）	地點
維多利廣場	商業	27,700	天河
廣州市天河區體育西路101號	停車場	24,900	
財富廣場	寫字樓	19,700	天河
廣州市天河區體育東路114～118號	商業	17,900	
	停車場	8,500	
城建大廈	寫字樓	32,600	天河
廣州市天河區體育西路189號	商業	11,300	
	停車場	12,300	
白馬大廈	商業	48,500	越秀
廣州市越秀區站南路16號	停車場	4,200	
宏發大廈	寫字樓	14,100	天河
廣州市天河區天河南二路19～21號	停車場	15,000	
江興大廈	寫字樓	17,500	海珠
廣州市海珠區江南大道中82號			
新創舉大廈（部分）	寫字樓	5,800	天河
廣州市天河區體育西路123號			
廣源文化中心	商業	18,600	白雲
廣州市白雲區景泰直街33號	停車場	11,300	
金亞花園	別墅	9,160	東山
廣州市東山區二沙島	公寓		

廣州市主要房地產項目名單：二〇〇四年底在建中

項目	用途	樓面面積（平方米）	地點
*江南新苑（二期）	住宅	48,900	海珠
廣州市海珠區新港西路40號	其它	11,300	
*翠城花園（二、三期）	住宅	48,200	海珠
廣州市海珠區工業大道	商業	25,500	
	其它	31,300	
*濱江怡苑一、二期（赤崗橋西項目）	住宅	88,000	海珠
廣州市海珠區濱江東路	商業	8,100	
	其它	19,400	
維多利項目（塔樓部分）	寫字樓	88,700	天河
廣州市天河區體育西路101號			
*星滙雅苑（跑馬地項目）	住宅	45,900	天河
廣州市天河區珠江新城平江路	商業	2,800	
	其它	9,900	
*星滙國際	公寓	11,300	天河
廣州市天河區珠江新城E1-1	寫字樓	25,700	
	商業	13,500	
	會所	2,900	
	其它	12,700	
商旅12-1, 5（地下室、裙樓部分）	商業	48,900	天河
廣州市天河區天河北路	其它	35,300	
地鐵RJ-1	寫字樓	53,500	越秀
廣州市越秀區中山六路與解放路交界	商業	16,700	
	會所	1,800	
	其它	15,200	

廣州市主要房地產項目名單：二〇〇四年底在建中(續)

項目	用途	樓面面積 (平方米)	地點
*越秀大廈 廣州市越秀區東風中路	公寓	18,400	越秀
	寫字樓	42,300	
	商業	24,500	
	其它	21,400	
*三元里項目 廣州市白雲區機場西路	住宅	13,800	白雲
	商業	1,000	
	其它	3,200	
黃石5-3 廣州市白雲區黃石路	停車場	21,300	白雲
*逸泉山莊(C區、C區酒店) 廣州市從化神崗鎮	住宅	67,400	從化
	其它	31,500	
*南沙濱海花園(啟動區二期) 廣州市番禺南沙開發區	住宅	64,600	番禺

* 包括在二〇〇五年計劃推出可預售的項目。

廣州市主要房地產項目名單：二〇〇四年底土地儲備

項目	用途	樓面面積 (平方米)	地點
江南三期七區 廣州市海珠區江南新村	住宅 商業 其它	53,400 6,000 14,000	海珠
江南四期1, 4區 廣州市海珠區寶崗大道中	住宅 商業 其它	98,800 26,200 16,400	海珠
江南新苑(三、四期) 廣州市新港西路40號	商住	227,000	海珠
翠城花園(四、五期) 廣州市海珠區寶崗大道南	商住	389,400	海珠
富海花園(嶺南花園二期) 廣州市白雲區增槎路	住宅 其它	69,600 19,100	白雲
天河商旅12-1, 5(塔樓部分) 廣州市天河區天河北路	寫字樓 酒店	108,200 31,500	天河
體育大廈 廣州市越秀區流花路119號	商業、寫字樓	125,000	越秀
解放北N4地塊 廣州市越秀區東風路與解放路交界	寫字樓	45,000	越秀
逸泉山莊 廣州市從化神崗鎮	住宅	944,400	從化
南沙濱海花園 廣州市番禺南沙開發區	住宅	1,106,500	番禺
花都別墅 廣州花都	住宅	90,500	花都

廣州市區主要房地產項目位置分佈圖


北
三元里項目
白雲區
嶺南花園
嶺南花園二期
祥康商貿大廈
北環高速公路
廣源文化中心
麓湖綜合樓
廣州火車站
白馬商貿大廈
廣州火車東站
東站商業廣場
天河區
天河商旅12-1、5
城建大廈
新創舉大廈
財富廣場
維多利廣場
天河路
宏發大廈
解放路
廣州體育大廈
環市路
越秀大廈
東風路
越秀區
東山區
星滙國際
漾晴居
星滙園
廣州大道
跑馬地花園
地鐵RJ-1項目
海珠大橋
濱江路
珠江
宏城花園
廣州大橋
華南大橋
赤崗橋西區
聚雅苑
南豐商場
潤滙大廈
中山大學
新港西路
江南新苑
海珠區
翠城花園
出租物業
出售物業
土地儲備
在建中
地標